                                                                    EXHIBIT 99.1
                                                               [ENGLISH SUMMARY]

                                  ANNUAL REPORT
         (For the period from January 1, 2002 through December 31, 2002)





To:        The Financial Supervisory Commission of Korea


Pursuant to Article 186-3 of the Securities and Exchange Act of Korea, Hanaro Telecom, Inc. (the "Company") is submitting this annual report.


                                 March 31, 2003






Company Name    : Hanaro Telecom, Inc.
President & CEO : In-Haeng Lee
Head Office     : Kukje Electronics Center Building, 23rd Floor,
                  Seocho-dong, 1445-3, Seocho-ku, Seoul, Korea, 137-728 Tel.) 82-2-6266-2380

           This is an English-language summary of the Company's annual report, which was originally prepared in Korean in accordance with the applicable laws of Korea. The annual financial statements in the report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis. The accounts of the financial statements or figures in the report are expressed in Korean won ("KRW" or "Won").

                           FORWARD-LOOKING STATEMENTS

           This annual report to the Financial Supervisory Commission of Korea contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about the Company and its industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "intend," "project," "should," and similar expressions. Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning its market position, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage and increases in the number of subscribers to its services. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

I.   COMPANY INFORMATION

1.   Objectives of the Company

     A)   Scope of Business

          -    Provide local telephony services

          -    Lease telecommunications lines and facilities related thereto

          -    Establish, own and operate telecommunications networks

          - Manufacture, sell and supply equipment and/or machines incidental or related to telecommunications business

          -    Research and develop technologies related to telecommunications

          -    Initiate future communications business

          - Lease communication bureau buildings, and facilities thereof, pursuant to telecommunications laws in Korea

          - Conduct any and all activities directly or indirectly related to or incidental to any of the foregoing objectives, undertake any overseas activities for any of the objectives set forth in the foregoing items, and perform any activities or business mandated by pertinent telecommunications laws in Korea.

     B)   Long distance/International Telephony Service

          (a)  Long distance & International Telephony

               - Date of the resolution of the board of directors on application for the service license : September 12, 2002

               -    Date of submission of application : September 30, 2002

               -    Date of license : January 28, 2003

               -    Purpose

                    I.   Provision of one-stop total service of
                         local/long-distance/international telephony

                    II. Revenue generation and cost reduction pursued through maximization of existing network

               -    Service plan

                    I.   Long-distance telephony

                         o Date of service launch : January 1, 2004 (pilot service : October 1, 2003)

                         o    Service coverage : nationwide voice coverage

                    II.  International telephony

                         o Date of service launch : January 1, 2004 (pilot service : October 1, 2003)

                         o Service coverage : worldwide (11 countries in the first year)

               -    Maximization of telecommunications infrastructure

                    I.   Long-distance

                         o Through utilization of the existing network, the company expects to save approximately KRW130 billion in CAPEX and KRW14 billion in costs until 2008.

                    II.  International telephony

                         o Through utilization of the existing network, the company expects to save approximately KRW48 billion in CAPEX and KRW19 billion in costs until 2008.

               - R&D : A total of KRW37.1 billion is expected to be incurred in R&D costs in the period from 2003 to 2008

               - The above plan concerning the long-distance/international telephony service may change subject to approval for the long-distance and international telephony licenses.

               - The Long Distance & International Telephony service will commence after appropriate amendments are made to the Articles of Incorporation.


2.   History of the Company

     A)   Major changes

          i)   Date of establishment: September 26, 1997

          ii) Address of head office: Kukje Electronics Center Building, 24th Floor, Seocho-dong, Seocho-ku, Seoul, Korea, 137-728

          iii) Status on head office and branch offices

                         Name                 Place        Important Business Activities
               -------------------------------------------------------------------------------
                      Head Office             Seoul                 Overall management
               -------------------------------------------------------------------------------
                    Kangnam branch            Seoul     o  Sales planning and management
               ----------------------------------------
                    Kangbuk branch            Seoul     o  Sales and promotion activities
               ----------------------------------------
               Metropolitan North branch     Kyunggi    o  Installation, operation and
               ----------------------------------------    management of telecommunications
               Metropolitan South branch     Kyunggi       facilities
               ----------------------------------------
                   Chungchung branch         Taejeon    o  Building telecommunications
               ----------------------------------------    infrastructure
                    Kyungbuk branch           Taegu
               ---------------------------------------- o  Budget planning, asset
                     Honam branch            Kwangju       management, general administration
               -------------------------------------------------------------------------------
                     Busan branch             Busan
               -------------------------------------------------------------------------------
                    Kangwon branch           Kangwon
               -------------------------------------------------------------------------------
                     Cheju branch          Cheju Island
               -------------------------------------------------------------------------------

          iv)  Status on board of directors (See "Board of Directors")

          v)   Changes in the Largest Shareholder

               -    From the inception to December 8, 1999: Dacom Corporation

               - From December 9, 1999 to January 3, 2000: Samsung Electronics Co., Ltd.

                    and its affiliated company

               - Since January 3, 2000: Dacom Corporation and its affiliated companies (On January 3, 2000, the Korean Fair Trade Commission designated Dacom Corporation as a member company of the LG group. Accordingly, Dacom Corporation's shareholding in the Company includes the shares owned by other member companies of the LG group).

          vi)  Material changes in objectives of the Company

                              Before change                                     After change
               -----------------------------------------------------------------------------------------------
               Realty and related facilities lease               To lease communication bureau buildings, and
                                                                 facilities incidental to telecommunications
                                                                 business
               -----------------------------------------------------------------------------------------------
               Advertising and publishing business                                    Deleted
               -----------------------------------------------------------------------------------------------

               * The Articles of Incorporation were amended at the Annual General Meeting of Shareholders held on March 31, 1998.

          vii) Other material events

                 Date                                 Changes
               ------------------------------------------------------------------------------------------
               Sep. 1997    First general meeting of shareholders convened
               ------------------------------------------------------------------------------------------
               Feb. 1998    Secured telephone codes for providing local telephony services
               ------------------------------------------------------------------------------------------
               Feb. 1998    Acquired WLL frequency of 2.3GHz bandwidth for 20MHz down- and up-stream
               ------------------------------------------------------------------------------------------
               Jun. 1998    Registered as a special service provider (Internet phone, etc.)
               ------------------------------------------------------------------------------------------
               Oct. 1998    Launched high speed Internet access services through CATV
               ------------------------------------------------------------------------------------------
               Apr. 1999    Launched local telephony services and high-speed Internet access services in four major cities
               ------------------------------------------------------------------------------------------
               Dec. 1999    Obtained perpetual license to provide leased line services
               ------------------------------------------------------------------------------------------
               Mar. 2000    Listed 24 million ADRs on NASDAQ
               ------------------------------------------------------------------------------------------
               May 2000     Opened Internet Data Center, N-GENE
               ------------------------------------------------------------------------------------------
               May 2000     Launched intelligent network service (i.e. toll-free service)
               ------------------------------------------------------------------------------------------
               July 2000    Commercial LMDS service launched
               ------------------------------------------------------------------------------------------
               Feb. 2002    Commercial Hanafos Anyway (Wireless LAN) service launched
               ------------------------------------------------------------------------------------------
               Oct. 2002    Launched low basic fee telephone service for residential subscriber
               ------------------------------------------------------------------------------------------
               Jan. 2003    Obtained long service license for long-distance and international telephony services
               ------------------------------------------------------------------------------------------

          viii) M&A, transfer of business

          See "Transfer of Business with Major Shareholders"

          ix)  Material telecommunications facilities owned by the Company

                                                      (Unit: in millions of Won)

                                                                                  Date of       Acquisition
                     Description                     Item                       Acquisition       Amount
               --------------------------------------------------------------------------------------------
               Information Center       Uijeongbu Switching Office                Feb. 02            5,629
                                        Inchon Keyang Switching Office            Sep. 02            6,577
                                        Ilsan Information Center                  Dec. 02           55,750
               --------------------------------------------------------------------------------------------
               Switches                 Backbone N/W                              Feb. 02            3,908
                                        Telephone exchange (PSTN)                 Mar. 02            1,521
                                        Routers                                   Apr. 02            1,454
                                        VoIP Equipment                            May. 02            1,265
                                        Cashing Equipment                         Jul. 02            1,820
                                        Routers                                   Aug. 02            1,504
                                        Routers                                   Oct. 02            2,395
                                        Routers                                   Nov. 02            1,559
                                        Routers                                   Dec. 02            1,859
               --------------------------------------------------------------------------------------------
               Network facilities       Hanafos e-valley service equipment        Feb. 02            1,367
                                        FTTO/C Equipments                         Mar. 02            9,665
                                        CATV Equipment (T-LAN 600)                Mar. 02            2,400
                                        CATV Equipments (CMTS)                    Mar. 02           18,370
                                        Backbone Equipment DWDM                   Mar. 02            2,849
                                        FTTO/C Fiber Optic Equipment              Mar. 02            7,702
                                        Hanafos e-valley service equipment        Apr. 02            1,331
                                        High Ban Equipment                        May. 02            1,732
                                        Backbone Equipment (DWDM)                 May. 02            1,076
                                        Backbone Equipment (WDM)                  May. 02            2,284
                                        HFC Home-LAN Equipment                    Jun. 02            1,963
                                        CMTS                                      Jul. 02            4,622
                                        Fiber-optic Ethernet Equipment            Jul. 02            1,396
                                        2.5G Backbone Equipment                   Jul. 02            2,029
                                        -------------------------------------------------------------------
                                        B-RAS Equipment                           Aug. 02            2,359
                                        RT                                        Aug. 02            1,313
                                        RT                                        Oct. 02            1,493
                                        RT                                        Oct. 02            1,487
                                        DSLAM (STINGER)                           Nov. 02            1,146
                                        ANYMEDIA                                  Nov. 02            1,463
                                        ANYMEDIA                                  Nov. 02            1,344
                                        B-RAS                                     Dec. 02            1,138
                                        IP-DSLAM (VDSL services)                  Dec. 02            2,820
                                        IP-DSLAM (VDSL services)                  Dec. 02            1,880
                                        T-LAN                                     Oct. 02            1,757
                                        CMTS                                      Oct. 02            3,265
                                        CMTS                                      Oct. 02            3,206
               --------------------------------------------------------------------------------------------

                                                                                  Date of       Acquisition
                     Description                     Item                       Acquisition       Amount
               --------------------------------------------------------------------------------------------
               Modems                   CATV Modem                                Mar. 02           17,006
                                        ADSL Modem                                Mar. 02            4,514
                                        CATV Modem                                Aug. 02            3,440
                                        CATV Modem                                Aug. 02            2,064
                                        CATV Modem                                Aug. 02            1,376
                                        CATV Modem                                Nov. 02            2,474
                                        CATV Modem                                Nov. 02            1,485
               --------------------------------------------------------------------------------------------
               Others                   Disk                                      Apr. 02            1,830
                                        Disk Storage                              May. 02            1,830
                                        ISP System Equipment (Servers)            Jul. 02            1,708
               --------------------------------------------------------------------------------------------


          x)   Events of importance in relation to business activities

          See "Other material events".


     B)   Designated as a large conglomerate group

          i)   Name of the group : Hanaro Telecom, Inc.

          ii)  Changes in subsidiary

               -    Sep '97: Established Hanaro Telecom, Inc.

               - Feb '98: Established Hanaro Realty Development & Management Co., Ltd.

               -    Oct '98: Established Hanaro Customer Service, Inc.

               -    Jan '00: Acquisition of Hanaro Web(n)TV

               -    Mar '00: Acquisition of M-commerce Co., Ltd. (as of 51%)

               -    Mar '00: Established Hanaro Interdesk Co., Ltd.

               -    July '00: Established Hanaro Technologies, Inc.

               - July '00: Named as "Business group subject to restrictions on mutual shareholding"

               -    Dec '01: Acquisition of controlling stake in Dreamline Co.,
                    Ltd.

               - Jan '02: A merger between Hanaro Customer Service, Inc. and Interdesk Co., Ltd. (The name of the merged corporation is Hanaro T&I.)

               - Feb '02: Fair Trade Commission of Korea approved Dreamline Co., Ltd. and DreamX.net Co., Ltd. as Hanaro Telecom's affiliated companies. (DreamX.net Co., Ltd. changed its name to HanaroDream Corp.)

               - Nov. '02: Hanaro Technologies, Inc. excluded from Hanaro Telecom's affiliated company.

               - Dec. '02: Fair Trade Commission of Korea approved Korea Digital Cable Media Center as Hanaro Telecom's affiliated companies.

          iii) Status on affiliated companies (as of December 31, 2002)

               -    Hanaro Telecom, Inc. (Listed)

               -    Dreamline Co., Ltd. (Listed)

               -    Hanaro Web(n)TV Co., Ltd (Unlisted)

               -    Hanaro Realty Development & Management Co., Ltd (Unlisted)

               -    Hanaro Telephone & Internet Information, Inc (Unlisted)

               -    HanaroDream Corp. (Unlisted)

               -    M-commerce Co., Ltd. (Unlisted)

               -    Korea Digital Cable Media Center (Unlisted)

          iv)  Regulation

               - "Business Group subject to Restrictions on Mutual Shareholding" according to the relevant law regarding monopoly regulation and fair trade

                    a.   Designated on April 1, 2001

                    b.   Summary of regulation

                         -    Cross-ownership among affiliates prohibited

                         - Limit on guarantee provision to affiliated companies

                         -    Board approval and public disclosure of
                              large-scale internal trading required

                         - Reporting of shareholding and guarantee obligation status


3.   Changes in paid-in capital

     A)   Changes in paid-in capital

                                    (Unit: share, Won /share, in billion of Won)

                                                                  Changes in paid-in Capital
                                         -----------------------------------------------------------------------------
                                                               Number of        Par       Offering       Cumulative
             Date       Offering Type     Kind of Shares     Shares Issued     Value        Price      Paid-in Capital
          ------------------------------------------------------------------------------------------------------------
           1997.9.26    Initial Shares     Common Stock       120,082,200      5,000         5,000            600.4
           1998.1.22      Right Issue      Common Stock        19,917,800      5,000         5,000            700.0
           1998.10.2      Right Issue      Common Stock        44,012,222      5,000         5,800            920.0
           1999.8.5.      Right Issue      Common Stock        55,987,778      5,000        11,800          1,200.0
           2000.3.29     Issue of ADR      Common Stock        24,000,000      5,000      US$15.51          1,320.0
          ------------------------------------------------------------------------------------------------------------
           2002.3.20      Exercise of      Common Stock         2,990,394      5,000         5,000          1,335.0
                           warrants
          ------------------------------------------------------------------------------------------------------------
           2002.3.22      Exercise of      Common Stock         4,226,094      5,000         5,000          1,356.1
                           warrants
          ------------------------------------------------------------------------------------------------------------
           2002.3.27      Exercise of      Common Stock         2,718,540      5,000         5,000          1,369.7
                           warrants
          ------------------------------------------------------------------------------------------------------------
           2002.3.28      Exercise of      Common Stock         3,286,962      5,000         5,000          1,386.1
                           warrants
          ------------------------------------------------------------------------------------------------------------
           2002.3.29      Exercise of      Common Stock         2,100,690      5,000         5,000          1,396.6
                           warrants
          ------------------------------------------------------------------------------------------------------------

     B)   Expected changes in capital

          1. Issuance of the 13th Non-registered, non-guaranteed Bonds with Warrants

               a.   Date of Board Resolution: February 16, 2001

               b.   Specifics of expected changes

                    - Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2006

                    - On March 6, 2002, we exercised our put option and repaid the US$100,000,000 bonds in full

                    - As of November 14, 2002, number of shares to be issued upon the exercise of warrants: 9,391,320

                    - As of November 14, 2002, amount of capital increase upon the exercise of warrants: KRW46,957 million

                    - Exercise price: KRW5,000 (at exchange rate of KRW1,235.70/US$)

                    - Adjustment to Exercise price from KRW6,500 to KRW 5,000/share on June 7, 2001

                    - As of November 14, 2002, 15,322,680 shares of our common stock have been issued upon exercise of warrants.

          2. Issuance of the 18th Non-registered, non-guaranteed Bonds with Warrants

               a.   Date of Board Resolution: February 19, 2002

               b.   Specifics of expected changes

                    - Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2007

                    - As of November 14, 2002, number of shares to be issued upon the exercise of warrants: 3,315,710

                    - As of November 14, 2002, expected amount of capital increase upon the exercise of warrants: KRW19,818 million

                    - Adjustment to Exercise price from KRW7,388 to KRW 5,977/share on May 27, 2002 (at exchange rate of KRW1321.20/US$).

                    - Adjustment to Exercise price from KRW5,977 to KRW 5,000/share on August 26, 2002 (at exchange rate of KRW1,321.20/US$).


     C)   Bonds with Warrants

                                          13th Zero coupon bonds    18th Zero coupon bonds           Total
          ----------------------------------------------------------------------------------------------------------
                Date of issuance              March 6, 2001           February 26, 2002                   -
          ----------------------------------------------------------------------------------------------------------
                Total face value           KRW 123,570,000,000       KRW 132,120,000,000
          ----------------------------------------------------------------------------------------------------------
                Type of offering             Public offering           Public offering                    -
          ----------------------------------------------------------------------------------------------------------
                 Exercise period           Jun. 6, 2001-Feb. 6,      May. 26, 2002 - Jan.                 -
                                                   2006                    26. 2007
          ----------------------------------------------------------------------------------------------------------
                 Exercise price                 KRW 5,000                 KRW 5,000                       -
          ----------------------------------------------------------------------------------------------------------
           Type of shares to be issued   Registered common stock   Registered common stock                -
          ----------------------------------------------------------------------------------------------------------

                                          13th Zero coupon bonds    18th Zero coupon bonds           Total
          ----------------------------------------------------------------------------------------------------------
          Amount of exercised warrants      KRW 76,613,400,000                -                  KRW 76,613,400,000
          ----------------------------------------------------------------------------------------------------------
           Shares issued upon exercise          15,322,680                    -                      15,322,680
                   of warrants
          ----------------------------------------------------------------------------------------------------------
          Amount of remaining warrants      KRW 46,956,600,000        KRW 19,817,999,704         KRW 66,774,599,704
          ----------------------------------------------------------------------------------------------------------
             Number of shares to be             9,391,320                 3,963,600                  13,354,920
              issued upon exercise
          ----------------------------------------------------------------------------------------------------------

          Note) The initial exercise price of 18th Zero coupon bonds was adjusted from KRW5,977/share to KRW5,000/share on August 26, 2002. The 13th Zero coupon bonds were repaid on March 6, 2002 and the amount of remaining warrants represents the balance of warrants to be exercised.

4.   Number of shares issued

     A)   Total number of shares issued (As of March 31, 2003) (Unit: share)

          Number of authorized shares      Number of shares issued and outstanding
          ---------------------------------------------------------------------------------
                  480,328,800                            279,322,680
          ---------------------------------------------------------------------------------

     B)   Descriptions of the shares issued and outstanding (As of March 31,
          2003) (Unit: share, Won)

                                           Number of shares         Amount of paid-in
                   Type                       outstanding                capital               Remark
          -----------------------------------------------------------------------------------------------------
          Registered Common Stock             279,322,680             1,396.613,400   Par value: KRW5,000/share
          -----------------------------------------------------------------------------------------------------

     C)   Stock options (As of March 31, 2003)

          The Company granted stock purchase options to its officers and employees by a resolution of general shareholders meeting held in 1999 & 2000. (Unit: share)

                             Share type for the
             To                    option                 Number of option          Outstanding
          -------------------------------------------------------------------------------------
          Officers             Common Stock                     331,100                311,100
          Employees            Common Stock                   1,610,466              1,410,053
          -------------------------------------------------------------------------------------
                       Total                                  1,941,566              1,721,153
          -------------------------------------------------------------------------------------

          Note 1) The stock option rights are exercisable for a period of five (5) years commencing on the third anniversary of the date of the special resolution of the shareholders conferring such stock purchase option.

          Note 2) The decrease in the total number of outstanding option is due to resignation of employees.

     D)   Shares owned by employees (Employees Stock Ownership Association)

                                                                   (Unit: share)

               Type            Beginning of 2002     Changes in 2002      As of Dec. 31, 2002
          ------------------------------------------------------------------------------------
           Common Stock             1,745,777              -83,099               1,662,678
          ------------------------------------------------------------------------------------
              Total                 1,745,777              -83,099               1,662,678
          ------------------------------------------------------------------------------------


5.   Description on voting rights (As of December 31, 2002) (Unit: share)

                        Description                                        Number of shares
          ---------------------------------------------------------------------------------
          1. Shares with voting right (one vote for each share)               279,322,680
                                                                              -----------
             a. Total outstanding shares                                      279,322,680
          2. Shares with restricted voting right (1,2)                         42,606,334
          3. Shares with unrestricted voting right                            239,716,346
                                                                              -----------

     1) The Korean Securities and Exchange Act provides that, for the purpose of securing transparency, a shareholder whose shareholding ratio in a company exceeds 3% of the total outstanding shares can exercise his voting rights only up to 3% of the company's total number of shares outstanding for electing the company's auditor. As of March 31, 2003, 5 shareholders each had more than 3% in the Company's total shareholding. The total number of shares owned by the 5 shareholders was 81,589,694 shares and out of 81,589,694 shares 39,642,334 shares had restricted voting right to elect members of audit committee. The total outstanding shares of 279,322,680 shares includes 15,322,680 shares which represent the number of shares issued pursuant to exercise of warrants during March 2002.

          Name of Shareholder       Number of shares owned    Number of shares in excess of 3%
          -------------------------------------------------------------------------------------
          Samsung Electronics             23,542,281                     15,162,601
          -------------------------------------------------------------------------------------
                 Dacom                    19,753,656                     11,374,976
          -------------------------------------------------------------------------------------
              SK Telecom                  15,117,710                     6,738,030
          -------------------------------------------------------------------------------------
           Daewoo Securities              12,000,000                     3,620,320
          -------------------------------------------------------------------------------------
            LG Electronics                11,175,047                     2,795,367
          -------------------------------------------------------------------------------------
                 Total                    81,589,694                     39,691,294
          -------------------------------------------------------------------------------------


     2) As of October 8, 2002, Fair Trade Commission of Korea regulated 3 shareholders' voting right with respect to limitation on amount of investment to third party.

                                                                        Number of shares
                Name of Shareholder         Number of shares owned    without voting rights     Shareholding (%)
          ------------------------------------------------------------------------------------------------------
                 Hyundai Elevator                 1,570,000                 1,570,000                 0.56
          ------------------------------------------------------------------------------------------------------
            Hyundai Merchant and Marine           1,086,288                 1,086,288                 0.39
          ------------------------------------------------------------------------------------------------------
          SK Engineering and Construction          258,752                   258,752                  0.09
          ------------------------------------------------------------------------------------------------------
                       Total                      2,915,040                 2,915,040                 1.04
          ------------------------------------------------------------------------------------------------------

6.   Dividend (Unit: share, KRW)

                Description               2002        2001         2000        1999        1998
          ------------------------      --------    --------     --------    -------      ------
          Net Income (KRW million)      -123,140    -244,113     -299,118    -70,901      29,466
          EPS (KRW/Share)                   -446        -925       -1,160       -343         197
          Dividend                             -           -            -          -           -

          Note) Under the Articles of Incorporation, the Company is permitted to pay dividends to its shareholders beginning in the first fiscal year in which its aggregate carried-over loss incurred since the date of commencement of its services has been made up in full.

II.  BUSINESS

1.   INTRODUCTION

A)   Current status of the industry

(1)  Characteristics of the industry

     The telecommunications business serves as a medium for communications among people by using telecommunications facilities, or provides people with telecommunications facilities for their communications. It provides essential services for an information society, such as PC on-line services and Internet services as well as local, domestic long-distance and international telecommunications services.

     Historically, governments around the world, excluding the United States, monopolized their telecommunications industry because the industry was considered as a national backbone industry. However, since the 1980s, many advanced countries have introduced competition into the telecommunications industry in order to promote development of advanced technologies and enhance operational efficiency. As a result, the industry has witnessed rapid privatization and liberalization.

     In the communications industry, the local loop is the beginning and end of all communications services. All communications services start from a local loop and are delivered to another local loop. Accordingly, advanced local loops will bring immense changes to other fixed line and wireless communications services and upgrading and modernizing local loops is one of the most important tasks in building a knowledge-based information society.

     In the 1980s, Korea Telecom ("KT") had a monopoly over the voice communications business of Korea, Dacom Corporation over the data communications business, and SK Telecom (formerly named Korea Mobile Telecommunications Corp.) over the mobile communications business. However, a competition policy was adopted in August 1991 and in June 1997, the Ministry of Information and Communication awarded a second license to the Company to provide local telephony services in Korea. As a result, the Korean communications market entered into an era of unlimited competition for all kinds of communications services.

     Furthermore, pursuant to the multilateral agreement on basic telecommunications services of the World Trade Organization, the Korean communications market opened to global competition. It is expected that convergence of fixed line and wireless communications and that of broadcasting and communications will take place in the future. In terms of demand for communications services, multimedia services are drawing keen attention and information services based on the Internet are proliferating.

     Going forward, the telecommunications industry is expected to experience a substitution of fixed line by the wireless and actual convergence of the fixed line and the wireless, thereby increasing substantial demand for the wire-and-the-wireless data telecommunications services. The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly due to a downward price adjustment in the context of fierce competition and a sizable take-over of the fixed-line market by the wireless. As opposed to the fixed line, broadband Internet access services market of ADSL and cable modem that had experienced rapid growth, is expected to see stable growth going forward.

     As the wireless communications market advances its mobile communications infrastructure and pursues diversification of mobile devices and its functions, users are expected to enjoy, among other things, the wireless voice communications and exchange of information through the wireless Internet access.

          COMPETITION IN MAJOR COMMUNICATIONS SERVICE MARKETS IN KOREA

          Service                 Number of Service Provider        Service Provider
--------------------------        --------------------------     -----------------------
  Local Telephony Service                      2                 KT, Hanaro Telecom
   Long Distance Service                       3                 KT, Dacom, Onse Telecom
International Call Service                     3                 KT, Dacom, Onse Telecom
      Mobile Service                           1                 SK Telecom
        PCS Service                            2                 KT Freetel, LG Telecom


The characteristics and changes of Korea's telecommunications industry can be summarized as the following:

o Internet and mobile phone services are leading the changes in the communications industry.

     - Due to the increasing Internet usage, demand for data traffic has increased significantly.

     - Due to the drastic growth of the mobile phone market, the era of personal mobile communications arrived early.

          * As of the end of 2002, mobile subscribers reached 32.34 million. (Source: Ministry of Information and Communication)

o    Integration of communications and broadcasting services

     - Voice-oriented communications networks are upgraded to advanced networks enabling real-time transmission of multimedia video images.

          * In the case of a local loop, existing traditional telephony networks have evolved into broadband networks such as FTTC, FTTO, CATV networks and wireless local loops (WLL))

     - The barriers between communications and broadcasting services will disappear and communications and broadcasting services can be provided over the same network.

o    Integration of fixed line and wireless communications

     -    Various wireless services will be integrated into IMT-2000 service

     - Fixed-line networks and IMT-2000 networks will be inter-operated, combining fixed line and wireless communications services.

     - Multiple services can be provided over the same network, and a service provider who owns the network facilities will decide the significance of its presence in the market in the future.

o    Liberalization and globalization of the communications market

     - Due to the entry into the WTO, global competition transcending national borders has begun.

     - Numerous business partnerships and alliances are formed between communications service providers in the world.

          * They pursue to strengthen competitiveness by achieving economies of scale and scope.

o    Cost reduction and new technology development

     - Due to continued competition, efforts to develop new technologies and new services are accelerating.

     - Changes in demand and the rapid growth of data communications market lead to an abrupt decrease in price.

(2)  Growth potential of the industry

     Growth, competition and privatization are the buzzwords of today's communications market. The communications industry is the fastest growing industry and in 2002, it recorded revenues of KRW189.1 trillion from KRW145.2 trillion in 2000. The growth is expected to continue and record KRW322.9 trillion by 2007. (Source: Korea Information Society Development Institute)

        THE INFORMATION AND COMMUNICATION INDUSTRY REVENUE COMPARE TO GDP

                                                         (Unit: KRW trillion, %)

                               2002            2003           2004           2005          2006           2007
                              -----           -----          -----          -----         -----          -----
Revenue                       189.1           212.3          241.5          265.8         292.9          322.9
--------------------------------------------------------------------------------------------------------------
% change                       25.7            12.3           13.8           10.0          10.2           10.3
--------------------------------------------------------------------------------------------------------------
Amount of value added          88.4            99.2          112.9          124.1         136.7          150.6
--------------------------------------------------------------------------------------------------------------
GDP                           594.1           642.2          694.2          750.4         811.2          876.9
--------------------------------------------------------------------------------------------------------------
% change                        9.0             8.1            8.1            8.1           8.1            8.1
--------------------------------------------------------------------------------------------------------------
Rev to GDP                     14.9            15.5           16.3           16.5          16.8           17.2
--------------------------------------------------------------------------------------------------------------

Source: The Korea Information Society Development Institute

     The network services market was worth KRW26.4 trillion in 2002. The market is forecasted to grow at an average annual growth rate of 4.5% and reach KRW32.9 trillion in 2007. (Source: Korea Information Society Development Institute)

     (a)   Growth potential of the industry as a whole

     After experiencing rapid growth during the 1970s and 1980s, Korea's basic communications industry continues to show stable growth. The value-added communications industry, which is at a relatively early stage of growth, is expected to continue its growth.

     With the monopoly system being unraveled and competition principle being enhanced, the Korean telecommunications service market as the end of 2002 achieved 48.5% of voice telephony penetration, which is expected to reach approximately 51.5% by 2007. The market is anticipated to make stable growth achieving almost the same rate of penetration as in many advanced countries. (Source: Ministry of Information and Communication, Korea Information Society Development Institute)

     Due to the increase in the income and customers' needs for personalized and more sophisticated communications services, demand for mobile communications service has almost doubled yearly since 1990. It is expected that in the 2000s, the mobile communications market is nearly reaching its maturity stage.

     Meanwhile, due to the fast growth of the Internet market and proliferation of e-commerce, the information era has arrived and the value-added communications market anticipates experiencing an average growth rate of over 8.5% over the 2002-2007 period. However, the value-added communications service market can grow to the greatest extent only when the backbone networks, which are the essential infrastructure for providing such services, are fully upgraded and modernized. (Source: Korea Information Society Development Institute).

         FORECAST FOR THE INFORMATION AND COMMUNICATIONS MARKET IN KOREA

                                                          (Unit: KRW billion, %)

                                                                                                    Average
                                                                                                  Growth Rate
    Description              2002        2003         2004        2005        2006        2007    (2002-2007)
----------------------     --------    --------     --------    --------    --------    --------  -----------
  Network Service          26,400.5    28,795.3     30,266.7    31,421.8    32,368.2    32,944.9      4.5
-------------------------------------------------------------------------------------------------------------
 Specific Service           1,517.6     1,869.6      2,212.4     2,507.4     2,758.1     2,942.0     15.5
-------------------------------------------------------------------------------------------------------------
Value-added Service         2,726.5     2,941.3      3,190.4     3,461.3     3,769.5     4,105.7      8.5
-------------------------------------------------------------------------------------------------------------
   Broadcasting             7,262.7     7,979.3      8,782.8     9,598.8    10,416.6    11,277.5      9.2
-------------------------------------------------------------------------------------------------------------
      Total                37,907.3    41,585.5     44,452.3    46,989.3    49,312.4    51,270.1      6.2
-------------------------------------------------------------------------------------------------------------
  GROWTH RATE (%)              15.2         9.7          6.9         5.7         4.9         4.0
-------------------------------------------------------------------------------------------------------------

Source: The Korea Information Society Development Institute


              FORECAST FOR REVENUES IN THE NETWORK SERVICES MARKET

                                                          (Unit: KRW billion, %)

                                                                                                      Average
                                                                                                    Growth Rate
        Description             2002        2003        2004       2005        2006        2007     (2002-2007)
-------------------------      --------    --------    --------    -------    --------    --------  ------------
        Fixed Line             11,158.5    12,405.6    13,171.4   13,761.2    14,182.9    14,491.5      5.4
         Wireless              15,242.0    16,389.7    17,095.3   17,660.6    18,185.3    18,453.4      3.9
-----------------------------------------------------------------------------------------------------------------
           Total               26,400.5    28,795.3    30,266.7   31,421.8    32,368.2    32,944.9      4.5
-----------------------------------------------------------------------------------------------------------------
      GROWTH RATE (%)           12.8        9.1         5.1         3.8        3.0         1.8
-----------------------------------------------------------------------------------------------------------------

Source: The Korea Information Society Development Institute

(2)  Growth potential of data communications market including Internet

     As the Internet is positioning itself in the information and communications industry as an integral part of the communication infrastructure, the data communications market is rapidly growing. The increasing demand for high-speed Internet access, high-speed networking and Internet application services is the primary reason for brisk expansion of the data communications market.

     In the late 1990s, demand for Internet services in Korea experienced a rapid growth at an annual average growth rate of over 250 percent. In 2002, by achieving an astounding growth rate of approximately 50%, the Internet market reached its maturity. Such rapid growth of the data communications market increased data traffic, which grew to support the same volume of communication as voice traffic by 2001. Data traffic is expected to increase 15 times bigger than voice traffic by 2010.

     The number of high-speed Internet users in Korea at the end of 2002 reached approximately 10.4 million. The Internet market is anticipated to grow approximately 16% in 2003, and at approximately 4% on average each year until 2007. (Source: Wire & Wireless Internet subscriber outlook, Ministry of Information and Communication)

                           PROSPECT OF INTERNET USERS

                                                     (Unit: thousand persons, %)

       Description                    2002          2003          2004          2005          2006          2007
-------------------------            ------        ------        ------        ------        ------        ------
     Internet users                  10,405        12,089        13,056        13,611        14,078        14,278
-----------------------------------------------------------------------------------------------------------------
Internet Penetration Rate              38.1          16.2           8.0           4.3           3.4           1.4
-----------------------------------------------------------------------------------------------------------------

Source: Ministry of Information and Communication, The Korea Information Society Development Institute

(3)  Special features of change in market conditions

     The local telephony service market has been overall affected by changes in the general economic conditions due to the recent expansion of the communications market. Already having reached maturity stage, the local telephony service market is in stable condition. However, Internet-related services are affected by changes in market conditions.

(4)  Competition factors

       Business                 Competition          Competitor          Entry Barrier           Factors
-----------------------      ----------------    ---------------      ----------------     ---------------
Local Telephony Service      Monopoly with KT    Korea Telecom        License from the     Quality, Price,
                                                                      MIC                  Advertisement
----------------------------------------------------------------------------------------------------------
High Speed Data Access           Oligopoly       Korea Telecom,       Report to the MIC    Quality, Speed,
        Service                                  Thrunet                                   Price
----------------------------------------------------------------------------------------------------------


(5)  Special features in procurement

     Until a few years ago almost all of the state-of-the-art telecommunications equipment had been imported from foreign countries. However, domestic mass production of an increasing number of telecommunications equipment was made possible recently, which led to a sharp decrease in price. In terms of human resources, an increasing number of telecommunications experts is available, as the telecommunications industry develops.

(6)  Relevant laws and regulations

     The Telecommunications Basic Law and the Telecommunications Business Law are the laws governing the industry.

B.   Current Status of the Company

(1)  Business environment and business portfolios

     (a)  Current Business Outlook

          1)   Overview for FY2002

               Although Korea achieved an outward appearance of economic growth of over 6% due to public consumption in 2002, it was a year where future prospects were obscured by a number of factors including depressed corporate capital investments, the negative conditions in Iraq and the anticipation of a long-term depression in world economy. Moreover in the domestic telecom industry, the market size frozen by the dampened increase in broadband access subscribers and decrease in wired calls, and the restructuring of the telecom industry initiated by the privatization of KT and sale of Powercomm have brought on fierce competition between telecom players to dominate the market.

               Hanaro has become a leading provider of high-speed Internet access services by offering services to 80 cities and 47 districts nationwide, and procured 3.82 million subscriber lines as of the end of 2002. Hanaro's revenue was KRW 1.25 trillion in 2002, a 51.9% increase compared to KRW 825.4 billion in 2001. Furthermore, Hanaro won the first place in the high-speed Internet service category of the Korean Customer Satisfaction Index (KCSI) conducted by the Korea Management Association for 3 consecutive years, and the first place in the National Customer Satisfaction Index's (NCSI) survey conducted by the Korea Productivity Center and University of Michigan of the U.S. for 2 consecutive years. Broadband subscribers in Korea are expected to reach 11.5 million by the end of 2003, which is near market saturation. In this context, the key to success for continued growth of Hanaro's business is not only to retain existing subscribers, but also to strengthen corporate services and explore new business opportunities, which will utilize existing fiber-optic networks.

          2)   Network Roll-out

               In order to build the Company into a multimedia service provider equipped with the capacity to provide high-quality services, Hanaro has deployed its network since 1998, starting from four major cities including Seoul. As of the end of 2002, the total length of fiber optic cable reached 17,629km (including leased network) over 80 cities, which enabled provision of services to
               11.40 million households. By adopting the last-mile technology, our ADSL network covers approximately 3.5 million households while our HFC network covers 7.7 million.

          3)   High-speed Internet Access & Telephony Services

               Beginning in April 1999, the Company started offering high-speed Internet access and telephony services in 4 major metropolitan cities of Korea. As of the end of 2002, the Company secured 2.88 million subscriber lines in 80 cities nationwide. As for local telephony services, the Company is offering services to 940,000 subscribers in 32 cities as of the end of 2002. The services include a variety of value-added, intelligent telephony services such as information offering and private number services. The Company also launched 20Mbps-VDSL services, first time in Korea, in September 2002. While reaffirming its position in the market as the fastest broadband service provider, it also focuses on wireless services under the name of HanaFos Anyway. Furthermore, the Company plans to expand the voice business by offering a variety of high-quality and low-price services as VoIP and VoDSL.

               In the Broadband Internet business, we have been expanding our service coverage by employing multiple last-mile access technologies that include ADSL, HFC and B-WLL. Since 2002, the Company has proactively prepared for the integration of data and voice services by launching wireless LAN services that are integrated with the existing broadband network infrastructure. Furthermore, in preparing for the maturity stage of the industry, Hanaro focuses on increasing Average Revenue per Subscriber not only by strengthening sales force, but also by increasing the ratio of high-price services and by expanding the subscriber base for bundled products and also by offering multimedia services (i.e. VOD) based on its broadband Internet network infrastructure. Moreover, we expect to expand our broadband Internet service coverage with relatively low CAPEX through efficient use of the local loop which finally became available for lease to access providers from June 2002.

          4)   Network Services & E-Businesses

               By employing Fiber To The Office, Hanaro has been offering its corporate clients a variety of value-added services such as representative number and 1-800 number services along with corporate voice, local and international call, and PABX services. Furthermore, through N-GENE, Hanaro's Internet Data Center, which is the largest in Korea, the Company attempts to strengthen its corporate-side business by launching One-Stop Business that offers corporate clients total solutions to better meet corporate clients' needs. Being selected as a leading company for the Ministry of Information and Communication's plan for digitalization of small enterprises, Hanaro will lead informatization of Korea's small-and-medium-size enterprises.

               HanaNet, the Company's portal site, which had offered a variety of distinguished multimedia contents such as movies, music, games, education, etc., was merged with DreamX.net of Dreamline in April 2002. HanaroDream, the merged company, secured 14.09 million subscribers with 409 contents as of the end of 2002. In 2003, we are determined to grow the Company into one of the best total Internet service providers in Asia based on own high-speed Internet networks by offering a wide range of Internet-related businesses including e-commerce, IDC, corporate solution as well as cyber education through alliance with prominent, local Internet-related enterprises.

          5)   Procurement of Fund for Stable Operation

               By the end of 2002 the Company raised KRW984.9 billion including KRW470 billion in corporate bonds, US$100 million in Bonds with Warrants, KRW200 billion in Asset Backed Loans, and KRW92.2 billion in bank borrowing. It exceeded the original 2002 funding target of KRW700 billion, thereby securing sufficient funds for future projects.

          6)   Management Objectives for 2003

               The utmost goal for Hanaro in 2003 is to achieve KRW 1.57 trillion in revenues and to record operating profit. In order to achieve this goal, Hanaro will 1) solidify its position in the high-speed Internet market by strengthening its brand image and preventing customer turnovers, and acquire business competitiveness through network efficiency and synergies with other service providers, 2) obtain a future revenue-generating source by establishing business strategies for the integration of wired and wireless, VoIP and Metro Ethernet, and plan out a separate execution strategy based on the market conditions and the characteristics and profitability of each business, 3) achieve the target profit by reducing expenses and improving cost structure and strive to strengthen the financial structure of the Company through flexible fund management. To this end, the company is reinforcing its aerial sales forces, bringing together the once dispersed company in order to maximize efficiency within the organization. Through the performance-and-incentive-based management system, Hanaro intends to achieve its goal for 2003.

               Preparing for the maturity stage of the market, Hanaro has been pursuing overseas business opportunities since 2002. At the end of last year, Hanaro signed MOUs with local telecommunications companies in Vietnam and Malaysia, and is currently in the process of initiating its first overseas projects. Moreover, we are in discussions with a number of Chinese companies for providing LAN services to apartment buildings in China and broadband Internet access services by cable modem. Hanaro is also in contact with several other companies in Asia for prospective broadband business opportunities. We first focus on the emerging market that includes Indonesia, Pakistan, and the Philippines and plan to expand to South America and East Europe going forward.

          (b)  Classification of business areas for public disclosure

               o    Methods and purpose

                    - Business areas are divided according to the standard industrial classification codes of Korea. Given the business characteristics of Hanaro Telecom, our business is categorized into a high-speed Internet access, telephony and other business.

                    - High-speed Internet access business includes ADSL, Cable Modem and Wireless high-speed Internet (B-WLL).

                    - Telephony business includes not only telephony services to residential and corporate clients, but also interconnection services between carriers.

                    - Other business includes leased line, Voice over IP, Internet Data Center and contents offering.

               o    Service Description by Business Areas

                            Business                       Services                               Remark
                    -------------------------    ------------------------------          ------------------------------
                    Broadband Internet Access    VDSL, ADSL, Cable Modem, B-WLL          Broadband Internet access,
                                                                                         Broadband Internet access +
                                                                                         telephony
                    ---------------------------------------------------------------------------------------------------
                            Telephony            Telephony, Value-added services         Residential voice, Corporate
                                                                                         voice, Interconnection
                    ---------------------------------------------------------------------------------------------------
                             Others              Leased line                             Leased line, Internet-dedicated

                                                 VoIP Network Services                   Network and equipment services
                                                                                         to VoIP service providers

                                                 IDC                                     Server hosting and others

                                                 Contents                                Internet contents
                    ---------------------------------------------------------------------------------------------------

(2)        Market share

     o    Broadband Internet Subscribers

                                                             (Unit : Subscriber)

                                                         As of the end of
                                       ---------------------------------------------
          Service Provider                 2000             2001              2002
          -------------------           ---------        ---------        ----------
          Hanaro Telecom, Inc           1,104,423        2,045,196         2,872,351
          --------------------------------------------------------------------------
                  KT                    1,728,711        3,858,194         4,922,395
          --------------------------------------------------------------------------
             Korea Thrunet                760,822        1,312,248         1,301,620
          --------------------------------------------------------------------------
                Others                    353,083          553,069         1,309,120
          --------------------------------------------------------------------------
                 Total                  3,947,039        7,768,707        10,405,486
          --------------------------------------------------------------------------

          Note 1) Source: Ministry of Information and Communication, Samsung Securities

          Note 2) 'Others' includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

     o    Broadband Internet Market Share

                                                                      (Unit : %)

                                                       As of the end of
                                            --------------------------------------
          Service Provider                  2000             2001             2002
          ----------------                  ----             ----             ----
          Hanaro Telecom, Inc               28.0             26.3             27.6
          ------------------------------------------------------------------------
                  KT                        43.8             49.7             47.3
          ------------------------------------------------------------------------
             Korea Thrunet                  19.3             16.9             12.5
          ------------------------------------------------------------------------
                Others                       8.9             7.1              12.6
          ------------------------------------------------------------------------

          Note 1) Source: Ministry of Information and Communication, Samsung Securities

          Note 2) 'Others' includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

(3)  Characteristics of the market

     (a)  Target market and service areas

          As the second local exchange carrier, Hanaro Telecom should focus on a strategic business operation in order to attract as many subscribers as possible.

          Its strategy is to focus on users demanding high-quality service. Although we have focused on large-volume data communications users among residential customers, and medium and large-sized companies that prefer one-stop services among business customers, we plan to broaden our priority service offering.

          On April 1, 1999, a commercial service was commenced in four metropolitan cities--Seoul, Pusan, Inchon and Ulsan. High-density metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority. At the end of December 2002, our service became available in 80 cities across the country.

     (b)  Characteristics of customers and factors for change in demand

          The local telephony service is for everyone in the country including residential and business customers. Data communications service, not to mention voice communications service, will secure a large number of routine users regardless of gender, age and occupation in line with the rapid increase in Internet use.

          Characteristically, demand for the local telephony service is only slightly influenced by changes in the market conditions. As the growth of the telecommunications industry depends on how fast we move to an information society, future market demand will require integrated solutions and information applications based on the Internet, accelerating rapid evolution of telecommunications service towards multimedia service.

          Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create more of a demand, giving rise to positive cycles.

     (c)   Domestic consumption and export of service

          Characteristically, Hanaro Telecom's services are not for export and are entirely for domestic consumption.

(4)  New Business

     See "Long distance/International Telephony Service"

 (5)     Organizational Structure


                             [ORGANIZATIONAL CHART]

2. MAJOR SERVICES

     1)   Revenue breakdown by major services for the year 2002

                                                             (Unit: KRW million)

                Major Service                            Products                        Revenue      (%)
          ------------------------      ------------------------------------------      ----------   ------
              Telephony Service               Local call and Interconnection              210,921    (16.8)
          -------------------------------------------------------------------------------------------------
             Leased line Service        Leased line service and Internet Dedicated         27,829     (2.2)
          -------------------------------------------------------------------------------------------------
          Broadband Access Service               ADSL, Cable Modem & LMDS                 911,767    (72.8)
          -------------------------------------------------------------------------------------------------
                   Others                   IDC, VoIP network service and PABX            103,342     (8.2)
          -------------------------------------------------------------------------------------------------
                                            Total                                       1,253,859   (100.0)
          -------------------------------------------------------------------------------------------------


     2)   Trend of pricing of major services

                                                                     (Unit: KRW)

                                      Classification                     2003         2002        2001
                              --------------------------------          ------       ------      ------
          Local telephony     Installment fee                                -            -      40,000
                              Basic fee / month                          4,000        4,000       4,000
                              Telephony charge / per 3 minutes              39           39          45
          ----------------------------------------------------------------------------------------------
                              Installment fee                           30,000            -           -
                              Monthly flat fee                          56,000            -           -
          VDSL Dream          Modem rental fee / month                   5,000            -           -
                              Telephony charge / per 3 minutes              39            -           -
          ----------------------------------------------------------------------------------------------
                              Installment fee                           30,000       30,000      40,000
                              Monthly flat fee                          38,000       38,000      38,000
          ADSL Pro            Modem rental fee / month                   5,000        5,000       5,000
                              Telephony charge / per 3 minutes              39           39          45
          ----------------------------------------------------------------------------------------------
                              Installment fee                           30,000       40,000      40,000
                              Monthly flat fee                          32,000       32,000      32,000
          ADSL Mid            Modem rental fee / month                   5,000        5,000       5,000
                              Telephony charge / per 3 minutes              39           39          39
          ----------------------------------------------------------------------------------------------
                              Installment fee                           30,000       30,000      40,000
                              Monthly flat fee                          28,000       28,000      28,000
          ADSL Lite           Modem rental fee / month                   5,000        5,000       5,000
                              Telephony charge / per 3 minutes              39           39          39
          ----------------------------------------------------------------------------------------------
                              Installment fee                           30,000       30,000      36,000
          Internet access     Monthly flat fee                          34,000       34,000      34,000
          through CATV        Modem rental fee for / month               5,000        5,000       5,000
          ----------------------------------------------------------------------------------------------
                              Installment fee                           30,000       30,000     36,000
          CATV Lite           Monthly flat fee                          28,000       28,000      28,000
                              Modem rental fee for / month               5,000        5,000       5,000
          ----------------------------------------------------------------------------------------------
                              Installment fee                           30,000       36,000      36,000
          LMDS                Monthly flat fee                          28,000       28,000      28,000
                              Modem rental fee / month                       -            -           -
          ----------------------------------------------------------------------------------------------

          Note1) The Company launched its commercial service in April 1999.

          Note2) ADSL bundled with telephony service charge additional KRW1,000 per month.

          Note3) Modem rental charge for 1-year term contract of ADSL Pro, Mid, Lite or CATV products is KRW5,000 per month whereas regular contracts KRW10,000. As for B-WLL, the modem rental charge is free for 1-year term contract whereas KRW5,000 per month for regular contracts.

          Note4) From April 1, 2002, installment fee for regular ADSL products
                 (including bundled services but PC bundled products) and regular CATV/B-WLL services decreased to KRW30,000 and no charge on telephony installment fee from July 1, 2002.

          Note5) Discount is given on monthly service & modem rental charge to 1-3 year term contract subscribers. ADSL Pro contracts receive 3-11% of monthly fee discount whereas ADSL Lite, CATV and B-WLL contracts 3-10%. Modem rental charge cuts to KRW 3,000 ~ 4,500 / months. This discount program is not applied to PC bundled product subscribers.

          Note6) On July 1, 2002, exemption was given for residential telephone installation charge and discount on telephone usage charge (local telephony service: KRW 39/pulse, LM : KRW 19/10 sec). From October 15, 2002 to December 31, 2002, we launched low basic fee telephony service on residential subscribers (normal telephony service : KRW 7,700 /month, bundled telephony service : KRW 5,200/month)

          Note7) ADSL Mid & CATV Lite launched on May 1, 2001

          Note8) The Company launched its commercial service of VDSL on April
                 17, 2003. A 3% -11% discount is given on monthly service & modem rental charge to 1-3 year term contract subscribers.

3.   MAJOR FACILITIES

     A) Status on major facilities [The tables below summarize more comprehensive disclosure in the original Annual Report in Korean. Details on registration status, district and area of the facilities have not been translated.]

          i)   Land

                                                             (Unit: KRW million)

                                                   Beginning book value                Ending book value
                    Description                    (As of Jan. 1, 2002)                (As of Dec. 2002)
               ----------------------              --------------------                -----------------
                Dongjak Info Center                       10,166                             10,166
                Seongbuk Info Center                       5,514                              5,514
                S. Ulsan Info Center                       3,708                              3,708
               Seodaemun Info Center                       6,461                              6,461
                 Yunjae Info Center                        5,708                              5,708
                 Ilsan Info Center                         9,364                              9,364
                    IDC building                          22,608                             22,608
                Taegu Branch Office                       12,699                             12,699

                                                   Beginning book value                Ending book value
                    Description                    (As of Jan. 1, 2002)                (As of Dec. 2002)
               ----------------------              --------------------                -----------------
               Suwon Switching Office                      4,479                              4,479
                 Honam Info Center                        17,215                             17,215
                       Others                             52,632                             56,957
                                                         -------                            -------
                       Total                             150,554                            154,879
                                                         -------                            -------

          ii)  Building

                                                             (Unit: KRW million)

                                                     Beginning book value         Ending book value
                    Description                      (As of Jan. 1, 2002)       (As of Dec. 31, 2002)
                    -----------                      --------------------       ---------------------
               Dongjak Info Center                          28,786                      27,991
               S. Ulsan Info Center                          6,631                       6,487
               Songpa Info Center                            6,859                       7,008
               Seongbuk Info Center                          8,548                       8,398
               E.Pusan Info Center                          12,808                      12,593
               Daejon Branch                                10,247                      10,174
               Internet Data Center                         30,320                      29,657
               Taegu Branch                                 10,570                      10,153
               Daejon Info Center                            7,118                       6,955
               Others                                       98,675                     115,560
                                                            ------                     -------
                              Total                        220,562                     234,977
                                                            ------                     -------

          iii) Structures

                                                      (Unit: in millions of Won)

                                                  Beginning book value        Ending book value
                    Description                   (As of Jan. 1, 2002)      (As of Dec. 31, 2002)
                    -----------                   --------------------      ---------------------
               Dongjak Info Center                            56                       55
               Seongbuk Info Center                           71                       69
               Others                                         57                       55
                                                             ---                      ---
                              Total                          184                      180
                                                             ---                      ---

          iv)  Equipment

                                                             (Unit: KRW million)

                                                              Beginning book value                Ending book value
                   Description                                (As of Jan. 1, 2002)              (As of Dec. 31, 2002)
                   -----------                                --------------------              ---------------------
               Exchange, etc.                                         208,977                            141,058
               Transmission, etc.                                   1,071,295                          1,037,174
               Telecom. Lane, etc                                     501,444                            475,744
               Terminal device                                        272,349                            285,199
               Information facility, etc                              121,103                            191,636
               Power facility, etc                                     63,719                             63,928
               Tools and Equipments                                     5,056                              4,173
                                                                    ---------                          ---------
                              Total                                 2,243,943                          2,198,912
                                                                    ---------                          ---------

          v) Vehicles

                                                             (Unit: KRW million)

            Description                    Beginning book value                Ending book value
                                           (As of Jan. 1, 2002)              (As of Dec. 31, 2002)
            -----------                    --------------------              --------------------
            Vehicles                                        383                               296
               Total                                        383                               296
               -----                                        ---                               ---

          vi) Others

                                                            (Unit: KRW millions)

            Description                    Beginning book value                Ending book value
                                           (As of Jan. 1, 2002)              (As of Dec. 31, 2002)
            -----------                    --------------------              --------------------
            Normal Equipments                            9,924                              7,699
            Computation Equipments                      12,838                             11,331
            Leased Establishments                        4,907                              2,821
            Connected Establishments                        50                                 41
               Total                                    27,719                             21,892
               -----                                    ------                             ------

          B) Capital Expenditure ("CAPEX") plan

                    i) CAPEX in 2002

                                                            (Unit: KRW billions)

                           Item                                                 2002
                           ----                                                 -----
                     Backbone Network                                           128.5
                      Access Network                                            205.9
                     Internet Related                                             3.1
                          Others                                                 41.2
                           Total                                                378.7
                           -----                                                -----

                    ii) CAPEX plan

                                                             (Unit: KRW billion)

             Item                        2003(E)                 2004(E)                  2005(E)
             ----                        ------                  ------                   ------
       Backbone Network                    82.6                    85.9                     74.8
        Access Network                    192.6                    77.6                     68.6
       Internet Related                    46.6                    51.4                     46.8
            Others                        107.2                    38.5                     37.4
             Total                        429.0                   253.4                    227.6
             -----                        -----                   -----                    -----

4. SALES AND MARKETING

          A) Revenue breakdown by segment

          See "Revenue breakdown by major service"

          i) Marketing channel

                    A. Sales Organization



                             [ORGANIZATIONAL CHART]

                    B. Marketing channel


                                [MARKETING CHART]




          ii) Conditions for subscription

                    - Fee should be paid in cash
                    - Fee structure
                       o          Installation: paid at installation
                       o          Modem rental fee: monthly flat fee
                       o          Monthly charge: Monthly flat charge

          iii) Sales strategy

                    - Leverage outsourcing sales force and minimize in-house
                      force
                       o          incentive-based salary
                       o          maintain well-trained sales force
                    - Minimize the cost of marketing through maximizing the use of existing external marketing channels.
                       o establish marketing channels based on existing marketing channels with sales capacity
                       o maximize the use of indirect marketing channels through outsourcing

                    - Strategic alliance with telecommunications providers
                       o          maintain strategic alliances with
                                  telecommunication providers

       6. Derivative Contracts in Foreign Currency

                                                         (Unit: in thousand US$)

                                                     Spot                               Swap
                                                     ----                               ----
        Position                                  -124,210                             50,000
        Asset (Swap Buy)                                 -                             50,000
        Debt                                       124,210                                  -

        In order to hedge against foreign exchange risk occurring from put options exercisable on March 6, 2002 for US$100 million zero coupon bonds with warrants issued on March 6, 2001, the Company entered into a swap contract (long) amounting to US$50 million, which is half of the total face value of the bonds. The Company repaid the bonds with warrants due 2006 in full and issued new bonds with warrants due in 2007 on February 26, 2002, thereby unwinding the swap contract. On July 2, 2002, the Company entered into a US$50 million forward contract in connection with the US$100 million zero coupon bonds with warrants issued on February 26, 2002 and terminated it on January 6, 2003.

       7. Material Agreement

          1) Material Agreement [The following table summarizes the more comprehensive disclosure in the original Annual Report in Korean. Brief details of the agreements have not been translated.]

                   Agreement                             Counterpart                    Term
                   ---------                             -----------                    ----
                                                                                 May 2002 ~ May 2005
                                                                                July 2000 ~ July 2003
CATV access network lease agreements                                           March 2001 ~ March 2004
                                                          Powercomm             June 2001 ~ June 2004
Telecommunications network interconnection                  KEPCO                May 2002 ~ May 2005
agreement
Telecommunication conduit lease agreement         Seoul Metropolitan Rapid   October 2002 ~ October 2003
                                                     Transit Corporation
Interconnection agreements among basic                 Major carriers                     -
telecommunications carriers

          2) Major lease contract

                                   Contract period         Contract amount (in             Lessor
                                                               million KRW)
                                   ---------------         -------------------             ------
Kukje Electronics Bldg.      Oct, 11, 02 -- Oct. 10, 03               9,543       Shinwon Development,
                                                                                  Inc.
Kangnam Switch Office        Jun. 25, 99 -- Jun. 24, 04               2,200       Yoonik CNC, Inc.

                                   Contract period         Contract amount (in             Lessor
                                                               million KRW)
                                   ---------------         -------------------             ------
Boondang Switch Office       May 3, 99 -- May 2, 04                   2,062       SKT, Inc.
Boopyung Customer Center     Jan. 26, 03 ~ Jan. 25, 04                2,000       Chang Hee Choi
Incheon Switch Office        May 27, 98 -- May 26, 03                 1,967       Dacom, Inc.
Omni Tower                   Oct. 21, 02 -- Apr. 20, 03               1,541       Samsung Corporation
Dongbusan Switch Office      May 27, 98 ~ May 26, 03                  1,500       Dacom, Inc.
Boocheon Customer Service    Feb. 7, 03 -- Feb. 6, 04                 1,389       Korea real estate
                                                                                  investment trust
Hanwei Bldg.                 Dec. 16, 02 -- Dec. 15, 03               1,330       Keumho, Inc.
Kangnam Customer Service     Feb. 16, 02 ~ Feb. 15, 04                1,280       Chunji, Inc.
Center
Central City                 Jun 10, 02 -- Jun 9, 03                  1,230       Central City, Inc
Nambusan Customer Service    Jan. 21, 00 -- Jan. 20, 05               1,050       Kolon Sporex
Center
Sasang Transmission Office   Mar. 1, 01 -- Feb. 28, 06                1,000       LG Industrial systems
Homan Branch Office          Oct. 1, 02 ~ Sep. 30, 04                 2,300       Hyundai Securities
Ilsan Switch Office          Jan. 24, 03 ~ Jan. 24, 03                2,000       Hanmi Bank
S. Ulsan Switch Office       Sep. 01, 02 ~ Aug. 31, 02                1,200       Hankook Cable TV Ulsan
                                                                                  Broadcasting
Kyungbuk Branch Office       Feb. 1, 03 ~ Jan. 31, 04                 1,100       KTF
Incheon Keyang Information   Oct. 1, 02 ~ Sep. 30, 04                 1,068       Daewoo motor sales
Center

          3)   Hedging Contract

               1. Currency Swap (Forward):  US$50,000,000
               2. Interest Swap:  KRW 100,000,000,000

          4)   Transfer of Business with Major Shareholders

               1. Date of board resolution:  February 19, 2002
               2. Details of transfer
                  -  Company name: DreamX.net Co.
                  - Subject of transfer: Hananet business (portal, E-Commerce, cyber education, etc.)
                  -  Assets: KRW 320 million
                  -  Liabilities: KRW 140 million
               3. Purpose of transfer: integration of the Company's e-business

          8. Research and Development Activities

          1)   Summary of R&D activities

               The basic directions of R&D activities are as follows:

          - Through R&D activities applicable to immediate commercialization, the Company pursues creation of value-added services and e-business models utilizing existing networks, such as Internet applications, intelligent network services, and development of wire and wireless integrated services.

          - By establishing a quality assurance system, the Company controls quality of products and services, and through establishing a high quality equipment procurement system, the Company ensures quality of equipment.

          -    R&D improves and develops the network management system.


          2)   R&D unit

          - Research unit consists of the following: i) Quality control center (three teams); ii) New technology development center (three teams); and iii) Digital economy research team & Research planning team.

           3) R&D costs

                                                             (Unit: KRW million)

           Items                                         2002             2001            2000
           -----                                         ----             ----            ----
        Research expenses                                 5,784           6,352           7,354
        Ordinary R&D expenses (intangible assets)         6,885           9,655           9,914
        Others                                                -               -             145
        Total                                            12,669          16,007          17,413


          4) Achievement in R&D [The following table summarizes more comprehensive disclosure in the original Annual Report in Korean. Details of third parties with whom we worked on the project, R&D results and potential benefits have not been translated.]

                                 Major R&D                                           Period
                                 ---------                                           ------
        Development of quality management system -- I                      Feb. 8, 2001 ~ Jan. 7, 2002
        Development of quality management system -- II                    Mar. 1, 2002 ~ Dec. 31, 2002
        Development of N/W management on corporate side in 2002           Jan. 1, 2002 ~ Jun. 30, 2002
        Development of international telephony management system in       Feb. 4, 2002 ~ May. 15, 2002
        2002
        Development of VoIP Trunk Gateway management system in 2002       Mar. 1, 2002 ~ May. 31, 2002

                                 Major R&D                                           Period
                                 ---------                                           ------
        Development of telephony N/W management system in 2002            Jun. 17, 2002 ~ Sep. 30, 2002
        Development of VoIP QoS                                               Jul, 2001 ~ Dec, 2001
        Development I-ON (VoIP + Personal number) service                     Oct, 2001 ~ Mar, 2002
        Joint Development of ADSL-VoIP Modem                                  Nov, 2001 ~ Dec, 2002
        Development HanaOne Solution                                          Apr, 2002 ~ Sep, 2002
        Development of PRM (800 Service)                                      Jul, 2001 ~ Jun, 2002
        Development of 1595 Service                                           Jul, 2002 ~ Sep, 2002
        Development of Personal Number(0506) Service                          Jul, 2002 ~ Sep, 2002
        Development of statistical operating server                           Sep. 2002 ~ Mar. 2002
        Development of international 1-800 services                                 Dec. 2002
        Integration of private 0506 web system and HanaOne 0506 web           Sep. 2002 ~ Nov. 2002
        system
        Development of IP-based mobile services                           Mar. 16, 2002 ~ Dec. 31, 2002
        Development of gateway for network operators                      Jan. 1, 2002  ~ Dec. 31, 2002
        2002 HFC regional management system                               Jan. 9, 2002  ~ Dec. 31, 2002
        Development of transmission management system                     Aug. 1, 2002  ~ Dec. 31, 2002

          5)   Major Projects in Process

                                    Projects                                            Period
                                    --------                                            ------
        Development of quality management system - II                          Mar. 1, 02 ~ Dec. 31, 02
        2002 DSLAM network management system                                 Jan. 1, 2002 ~ Dec. 31, 2002
        Development of QoS for VoIP network                                     Mar. 2002 ~ Jun. 2003
        Development of HFC subscriber management system with LDAP               Sep. 2002 ~ Apr. 2003
        Development of dial tone substitute                                     Jan. 2003 ~ Mar. 2003
        Number portability among 2G operators                                   Mar. 2003 ~ Dec. 2003
        Development of card service                                             Mar. 2002 ~ Apr. 2003
        Development of automatic subscriber registration system                 Nov. 2002 ~ Apr. 2003
        Development of background music for dial tone                           Mar. 2003 ~ May 2003
        Separation of SDF                                                       Jan. 2003 ~ Jun. 2003

          9.   Financing Activities in 2002

          A)   Summary of external financing

               -    Domestic

                                                             (Unit: KRW billion)

                         Source                      Initial amount     Increase (decrease)         Balance
                         ------                      --------------     ------------------          -------
        Commercial banks                                      155.8                   78.9               234.7
        Insurance companies                                       -                      -                   -

                         Source                      Initial amount     Increase (decrease)         Balance
                         ------                      --------------     ------------------          -------
        Merchant banks                                            -                      -                   -
        Lease companies                                        76.3                    7.2                83.5
        Mutual savings & finance companies                        -                      -                   -
        Other financial institutions                           38.6                  (23.3)               15.3
        Sub-total (financial institutions)                    270.7                   62.8               333.5
        Corporate bonds (public offering)                     390.0                  470.0               860.0
        Corporate bonds (private placement)                   483.1                 (209.3)              273.8
        *Issuance of new shares                                   -                   76.6                76.6
        Asset Backed Securities                               253.1                  (97.6)              155.5
        Others                                                 55.0                  (55.0)                  -
        Sub-total (capital market)                          1,181.2                  184.7             1,365.9
        Debt to shareholders, directors,                          -                      -                   -
        affiliated companies
        **Others                                                  -                  128.8               128.8
                         Total                              1,451.9                  376.3             1,828.2

          *    Issuance of new shares are related to exercise of warrants
          ** Others comprise issuance of ABL. Please refer to note 14 of Audit Report.

               -

               -    Overseas

                                                             (Unit: USD million)

                         Source                     Initial amount     Increase (decrease)            Balance
                         ------                     --------------     ------------------             -------
        Financial institutions                                   -                     -                     -
        Corporate bonds                                      100.0                     -                 100.0
        Stocks                                                   -                     -                     -
        *Others                                               41.0                 (17.0)                 24.0
                         Total                               141.0                 (17.0)                124.0


          B)   Summary of external financing

               -    Trust contract

                                                          (Unit: in million Won)

               Trustor            Trustee Bank       Date of trust       Amount               Remark
               -------            ------------       -------------       ------               ------
                                                                                    Transfer of beneficiary
                                                                                    certificate to HanaFos
        Hanaro Telecom, Inc.                                                        Securitization Speciality
                               Shinhan Bank          Oct. 23, 2001      965,348     Co., Ltd.

               -    Asset Management Contract

          1.   Name of company: HanaFos Securitization Speciality Co., Ltd.
          2. Contract period: October 9, 2001 -- as long as Hanaro exists as a legal entity
          3.   Consideration in Kind and amount of cash consideration
               o In-Kind: Future receivables from broadband Internet access service fees paid by the company's subscribers
               o    Amount: KRW 965,348 million
          4. Scope of work: collection of revenue from the beneficiary certificates, related documentation, etc.
          5.   Management costs and fees
               o Management fee: 0.02% p.a. (face value of ABS, quarterly payment)

          C)   Credit rating for the past 3 years

        Date            Subject of credit        Credit                 Credit rating company
                             rating
        ----            -----------------        ------                 ---------------------
      04/20/00          Commercial paper           A30         Korea Management Consulting & Credit
                                                               Rating Corporation
      04/20/00           Corporate bond           BBB-         Korea Management Consulting & Credit
                                                               Rating Corporation
      05/09/00          Commercial paper           A30         Korea Investors Service, Inc.
      05/09/00           Corporate bond           BBB-         Korea Investors Service, Inc.
      05/25/00           Corporate bond           BBB-         Korea Investors Service, Inc.
      05/25/00           Corporate bond           BBB-         Korea Management Consulting & Credit
                                                               Rating Corporation
      10/23/00           Corporate bond           BBB-         Korea Management Consulting & Credit
                                                               Rating Corporation
      10/24/00          Commercial paper           A30         Korea Investors Service, Inc.
      10/24/00           Corporate bond           BBB-         Korea Investors Service, Inc.
      03/13/01          Commercial paper           A30         Korea Management Consulting & Credit
                                                               Rating Corporation
      05/31/01           Corporate bond           BBB-         Korea Management Consulting & Credit
                                                               Rating Corporation
      07/31/01           Corporate bond           BBB-         Korea Investors Service, Inc.
      02/05/02          Commercial paper           A30         Korea Investors Service, Inc.
      02/05/02           Corporate bond           BBB-         Korea Investors Service, Inc.
      02/06/02          Commercial paper           A30         Korea Investors Service, Inc.
      02/06/02           Corporate bond           BBB-         Korea Management Consulting & Credit
                                                               Rating Corporation
      03/13/02           Corporate bond           BBB-         Korea Investors Service, Inc.
      03/14/02           Corporate bond           BBB-         Korea Management Consulting & Credit
                                                               Rating Corporation
      04/23/02           Corporate bond           BBB-         Korea Investors Service, Inc.
      04/23/02           Corporate bond           BBB-         Korea Management Consulting & Credit
                                                               Rating Corporation

        Date            Subject of credit        Credit                 Credit rating company
                             rating
        ----            -----------------        ------                 ---------------------
      11/07/02           Corporate bond           BBB-         Korea Investors Service, Inc.
      11/07/02          Commercial paper           A30         Korea Investors Service, Inc.
      11/07/02           Corporate bond           BBB-         Korea Management Consulting & Credit
                                                               Rating Corporation
      11/07/02          Commercial paper           A30         Korea Management Consulting & Credit
                                                               Rating Corporation
       2/14/03           Corporate bond           BBB-         Korea Investors Service, Inc.
       2/14/03           Corporate bond           BBB-         Korea Management Consulting & Credit
                                                               Rating Corporation

          III. FINANCIAL INFORMATION

1.   Summarized Financial Statements (Unit: KRW million)

                   Description                    2002           2001           2000           1999            1998
                   -----------                    ----           ----           ----           ----            ----
        [Current Asset]                          674,963        642,773        704,084        989,225         781,599

        Quick assets                             664,102        628,471        673,484        981,524         781,599

        Inventories                               10,861         14,302         30,600          7,701               -

        [Non-current Asset]                    2,926,607      2,937,920      2,642,005        900,653         362,960

        Investment Securities                    189,565        203,435        194,114         67,710          32,751

        Property and Equipment                 2,695,529      2,718,361      2,427,970        828,063         330,209

        Intangible Asset                          41,513         16,124         19,921          4,881               -

        Deferred Asset                                 -              -              -              -               -

        TOTAL ASSETS                           3,601,570      3,580,693      3,346,089      1,889,878       1,144,559

        [Current Liabilities]                  1,328,161        904,816        743,862        273,027         149,162

        [Non-current Liabilities]                898,739      1,246,547        931,024         45,115           3,017

        TOTAL LIABILITIES                      2,226,900      2,151,363      1,674,886        318,142         152,179

        [Paid-in Capital]                      1,396,613      1,320,000      1,320,000      1,200,000         920,061

        [Capital in excess of par value]         692,815        693,205        693,205        414,408          35,210

        [Retained Earning]                             -       -586,097       -341,984        -42,867         37,1087

        [Capital Adjustment]                           -         -2,221            -18            195               -

        TOTAL SHAREHOLDERS' EQUITY             1,374,670      1,429,329      1,671,203      1,571,736         992,379

        Revenue                                1,253,859        825,449        336,187         23,119              99

        Operating Profit                           6,080       -165,188       -296,577       -140,307         -19,887

        Ordinary Profit                         -123,140       -244,113       -299,114        -77,423          36,776

        Net Income                              -123,140       -244,113       -299,118        -70,902          29,466

          (Note) "-" Means minus figures

2.         Accounting standards

A.  BASIS OF PRESENTATION

The Company maintains its official accounting records in Korean won and prepare statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars at the rate of W1,186.3 to US$1.00, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in preparing the accompanying financial statements are summarized as follows:

B.  REVENUE RECOGNITION

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

C.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

D.  SHORT-TERM FINANCIAL INSTRUMENTS

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

E.  MARKETABLE SECURITIES

Marketable securities are stated at acquisition cost plus incidental expenses. If the fair value of marketable securities differs from the book value determined by the individual moving average method, marketable securities are stated at fair value and the unrealized gain or loss is reflected in current operations.

F.  ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.


Changes in allowance for doubtful accounts of trade receivables and accounts receivables-other for the years ended December 31, 2002 and 2001 are as follows (won in millions):

                                                     Amount
                                            2002                  2001
                                            ----                  ----
           Beginning of period             W 3,358              W  822
           Provision                        13,099               2,536
           Write-offs                          (40)                  -
                                           -------              ------
           End of period                   W16,416              W3,358
                                           =======              ======

G.  INVENTORIES

Inventories consist primarily of modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

H.  INVESTMENT SECURITIES

(1)  Equity Securities

Equity securities held for investment (excluding those of affiliates and subsidiaries discussed in the next paragraph) that are not actively quoted (e.g., an unlisted security) are stated at acquisition cost. Actively quoted (e.g., a listed security) securities, including those traded over-the-counter, are stated at fair value with a valuation gain or loss recorded as a capital adjustment. If the fair value of a listed equity security or the net equity value of an unlisted equity security held for investment declines compared to acquisition cost and is not expected to recover (an impaired investment security), the value of the equity security is adjusted to fair value or net equity value, with the valuation loss charged to current operations.

Equity securities held for investment that are in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

(2)  Debt Securities

Debt securities held for investment are classified as either held-to-maturity investment debt securities or available-for-sale investment debt securities at the time of purchase. Investments in debt securities of the types indicated below are classified as available-for-sale investment debt securities.

     o All held-to-maturity investment debt securities if some portion was sold during the current period
     o    Securities obliged to be sold before maturity by legal regulations
     o    Securities accounted for as investment securities impairment loss

Held-to-maturity investment debt securities are stated at acquisition cost, as determined by the individual moving average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with resulting valuation gains or losses recorded as a capital adjustment. If the fair value of a held-to-maturity or a available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (an impaired investment security), the carrying value of the debt security is adjusted to fair value with the resulting valuation loss charged to current operations.

(3) Gain or Loss on Valuation of Investment Securities

The net unrealized gain or loss is presented as gain or loss on valuation of investment securities in capital adjustments. An unrealized valuation gain or loss of investment securities incurred in subsequent periods is deducted from or added to the previous balance of unrealized valuation gain or loss of investment securities. When investment securities are sold, the unrealized valuation gain or loss of investment securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal. With respect to an impaired investment security, any unrealized valuation gain or loss on the security previously included in the capital adjustment account is reversed.


(4)  Recovery of Impaired Investment Securities


For commercial companies, the recovery of previously impaired investment securities is accounted for as follows: For marketable equity securities and available for sale debt securities, the recovery is recorded in capital adjustment. For unlisted equity securities and held-to-maturity debt securities, the recovery is recorded in current operations up to the amount of previously recognized impairment loss.

(5)  Reclassification of Securities

If the company's objectives change, a trading security can be reclassified to investment securities, but only as of a balance sheet date. The difference between the fair value of the security as of the balance sheet date and the book value is recognized as gain or loss on valuation of trading securities and credited or charged to current operations. Investment securities cannot be reclassified to trading securities.

I.  VALUATION OF ASSETS AND LIABILITIES AT PRESENT VALUE

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

J.  PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Interest expense, discount expenses and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completing the acquisition, are capitalized. Interest capitalization for the years ended December 31, 2002 and 2001 are as follow (won in millions):

                                                     2002                 2001
                                                     ----                 ----
   Total interest incurred                         W146,560             W112,199
   Charged to expense                               142,389              106,781
                                                   --------             --------
   Interest capitalized                            W  4,171             W  5,418
                                                   ========             ========

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                            Estimated useful lives
                                                            ----------------------
Buildings, building facilities and structures                      50 years
Machinery                                                           8 years
Vehicles and other                                                5i-8 years

K.  LEASES

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.


L.  INTANGIBLES

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

                                                            Estimated Useful Lives
                                                            ----------------------
Goodwill                                                            5 years
Property rights of industry                                       5-10 years
Cable line usage rights                                            20 years
Land rights                                                        20 years
Development costs                                                   1 year

M.  CONVERTIBLE BONDS AND BONDS WITH WARRANTS

Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as long-term accrued interest.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.

N.  ACCRUED SEVERANCE INDEMNITIES

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign as of December 31, 2002 and 2001 amount to W22,341 million and W15,664 million, respectively.

Funding for this liability is not required by law, however, the Company has insured a portion of its obligations for severance indemnities, in order to obtain the related tax benefits, by making deposits with insurance companies. Withdrawal of these deposits, with a balance of W1,135 million as of December 31, 2001, is restricted to the payment of severance indemnities. The amounts funded under this insurance plan are classified as long-term financial instruments.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W284 million and W349 million as of December 31, 2002 and 2001, respectively, are presented as a deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the years ended December 31, 2002 and 2001 are as follows (won in millions):

                                            Amount
                                            2002                  2001
                                            ----                  ----
           Beginning of period             W15,664               W 9,842
           Severance payments               (3,657)               (2,837)
                                           -------               -------
                                            12,007                 7,005
           Provision                        10,334                 8,659
                                           -------               -------
           End of period                   W22,341               W15,664
                                           =======               =======


O.  ACCOUNTING FOR FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was W1,186.30 and W1,313.50 to US$1.00 at December 31, 2002 and 2001, respectively.

P.  INCOME TAX EXPENSE

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the year. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date (see Note 20).

Q.  STOCK COMPENSATION EXPENSE

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the minimum value method). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 18).

R.  NET LOSS PER COMMON SHARE

Net loss per common share is computed by dividing net loss, by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the years ended December 31, 2002 and 2001 were 275,849 thousand shares and 264,000 thousands shares, respectively.

Net loss for common stock for the years ended December 31, 2002 and 2001 are computed as follows (won in millions):

                                             2002                2001
                                             ----                ----
Net loss                                  W123,240            W244,113
Dividend for preferred stock                     -                   -
                                          --------            --------
Net loss for common stock                 W123,240            W244,113
                                          ========            ========

S.  COMPARATIVE PRESENTATION

Certain amounts of prior year's financial statements are reclassified to confirm to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior period.

 3. Accounting Information

     A)    Allowance for bad debts conditions

       (1) Details of allowance for bad debts in last three years

                                                                 (Unit : KRW, %)

                                                                     Allowance for bad   Ratio of Allowance
                                    Items           Total Amount           debts           for bad debts
                              -----------------    ---------------   -----------------   ------------------
         2002                 Trade Receivables    219,346,527,526     13,516,918,140           6.2%
         2001                 Trade Receivables    134,035,010,098      3,357,639,983           2.5%
         2000                 Trade Receivables     78,803,187,227        822,114,672           1.0%

     (2) Methods of allowance for bad debts                      (Unit : KRW, %)

                                                   Amount of trade   Allowance for bad   Ratio of Allowance
                               Periods               receivables           debts           for bad debts
                          -----------------        ---------------   -----------------   ------------------
         2002             2 years ~ 3 years          1,754,155,204     1,497,346,882            85.4%
                          1 year ~ 2 years           6,446,266,771     4,030,205,985            62.5%
                          4 months ~ 1 year         17,628,018,584     6,973,644,152            39.6%
                          Estimated revenue         29,212,444,965       292,124,450             1.0%
                          Other revenue            114,746,096,018       573,730,480             0.5%
                     Total                         184,345,998,572    13,512,642,119
         2001             2 years ~                     52,461,037        52,461,037           100.0%
                          1 year ~ 2 years           2,432,041,788     1,216,020,894            50.0%
                          4 months ~ 1 year          7,108,449,859     1,421,689,972            20.0%
                          Estimated revenue         80,370,806,360       401,854,032             0.5%
                          Other Revenue              5,428,017,245        54,280,172             1.0%
                     Total                         116,525,163,847     3,357,639,983
         2000             4 months ~                 1,464,086,957       292,817,391            20.0%
                          ~ 4 months                28,520,343,811       285,203,438             1.0%
                          Estimated revenue         48,818,768,459       244,093,824             0.5%
                     Total                          78,803,199,227       822,114,671

     (3) Outstanding balance of Trade Receivables in 2002


                                                                 (Unit : KRW, %)

                                             6 months ~
                          ~ 6 months           1 year         1 year ~ 3 years      3 years ~             Total
                          ----------        ------------      ----------------      ---------             -----
      Amounts              199,108             12,034              8,200                 4               219,346
       Ratio                90.8%               5.5%                3.7%               0.0%               100.0%

     B)    Fiscal years recorded net loss in last 5 years

                               Net loss amounts (KRW billion)                            Reason
                               -----------------------------                             ------
          2002                              123.1                       Large investments in early business stage
          2001                              244.1                       Large investments in early business stage
          2000                              299.1                       Large investments in early business stage


     C)    Non-marketable Securities

                                                            (Unit : KRW million)

  Company                                            Acquisition                     Fair trading
                                    # of shares         cost         Book value         value             Net amount
  -------                           -----------      -----------     ----------      ------------         ----------
  Media Valley                        180,000           900,000         497,348         255,877             -241,471
  Do-all Technology                    20,160           330,000         330,000          83,667             -246,333
  Neo Media                           176,000           280,000         280,000               0             -280,000
  Silicon Valley News                 500,000           559,790          20,329               0              -20,329
  Enter Tech                           17,281           300,000         300,000          41,120             -258,880
  Internet Matrix                     150,000           300,000         300,000          34,330             -265,670
  Interback                           200,000           500,000         500,000          53,836             -446,164
  Cy-world                              1,394           120,000         120,000           3,297             -116,703
  IMNet 21                              7,200           400,000         400,000               0             -400,000
  RTV Plus                             13,400           402,000         402,000               0             -402,000
  M-Commerce                           91,155         4,585,275       3,255,550               0           -3,255,550
  Nawanet                               9,500        1,1470,000         310,797               0             -310,797
         Hanaro 800                   200,000           300,000          52,740               0              -52,740
         Web Forus                      2,000            60,000          60,000               0              -60,000
                                                     ----------       ---------         -------           ----------
                     Total                           10,177,065       6,828,764         472,127           -6,356,637
                                                     ==========       =========         =======           ==========

 4.    Financial Statements


     1)   Balance Sheet (As of the end of December 31, 2002 and 2001)

                                                                                                        Translation into
                                                                         Korean Won                   U.S. Dollars (Note 2)
                                                                    ---------------------             ---------------------
                               ASSETS                               2002             2001             2002             2001
                               ------                               ----             ----             ----             ----
                                                                        (In millions)                     (In thousands)
CURRENT ASSETS:
   Cash and cash equivalents (Notes 3 and 5)                   W  278,511       W  274,537       $  234,773       $  231,423
   Short-term financial instruments (Notes 4, 5 and 14)           131,723          105,800          111,037           89,185
   Marketable securities (Note 6)                                  17,630           50,586           14,861           42,642
   Trade receivables, net of allowance for doubtful
     accounts of W13,517 million in 2002 and
     W3,358 million in 2001                                       205,830          130,677          173,506          110,155
   Short-term loans, net of discount on present value of
    W189 million in 2002 and W444 million in 2001
    (Note 8)                                                        7,193           10,702            6,063            9,021
   Accounts receivable-other, net of allowance for doubtful
     accounts of W2,899 million in 2002 and nil in 2001             5,930            5,944            4,999            5,011
   Accrued income                                                   4,982            3,137            4,200            2,644
   Prepaid expenses (Note 9)                                        8,409           30,797            7,088           25,961
   Prepaid income tax                                               3,709            5,280            3,127            4,451
   Advanced payments                                                  185            2,586              156            2,180
   Forward exchange contracts (Note 16)                                 -            2,519                -            2,123
   Inventories                                                     10,862           14,302            9,156           12,056
   Prepaid V.A.T.                                                       -            5,905                -            4,977
                                                               ----------       ----------       ----------       ----------
                                                                  674,964          642,772          568,966          541,829
                                                               ----------       ----------       ----------       ----------

NON-CURRENT ASSETS:
   Long-term financial instruments (Notes 4 and 5)                      5            1,140                4              961
   Investment securities (Note 7)                                  91,252          101,748           76,922           85,769
   Long-term loans, net of discount on present value of
   W4,006 million in 2002 and W3,600 million in 2001
   (Note 8)                                                        23,161           13,637           19,524           11,495
   Key-money deposits                                              61,156           65,959           51,552           55,601
   Long-term prepaid expenses (Note 9)                             13,990           20,951           11,793           17,661
   Property and equipment, net (Notes 10, 12, 14 and 23)        2,695,529        2,718,361        2,272,215        2,291,462
   Intangibles (Notes 11 and 23)                                   41,513           16,124           34,993           13,592
                                                               ----------       ----------       ----------       ----------
                                                                2,926,606        2,937,920        2,467,003        2,476,541
                                                               ----------       ----------       ----------       ----------
           Total Assets                                        W3,601,570       W3,580,692       $3,035,969       $3,018,370
                                                               ==========       ==========       ==========       ==========

                                                                                                          Translation into
                                                                           Korean Won                   U.S. Dollars (Note 2)
                                                                                                        ---------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                 2002             2001              2002             2001
------------------------------------                                 ----             ----              ----             ----
                                                                         (In millions)                     (In thousands)
CURRENT LIABILITIES:
   Trade payables                                                 W  70,234       W  103,477       $   59,204        $   87,227
   Short-term borrowings (Note 13)                                   55,000           55,000           46,363            46,363
   Other accounts payable                                           153,254          338,552          129,187           285,385
   Advances received (Note 15)                                      126,007          114,531          106,218            96,545
   Accrued expenses                                                  43,795           30,658           36,917            25,843
   Withholdings                                                      12,675            4,238           10,685             3,572
   Current maturities of long-term debt, net of discount on
     debentures of W5,180 million in 2002 and W506 million
     in 2001, net of present value discount of W7,538
     million and includes accrued interest of W8,246
     million in 2002 (Notes 12 and 14)                              842,964          249,410          710,582           210,242
   Other current liabilities                                         24,232            8,950           20,427             7,544
                                                                 ----------       ----------       ----------        ----------
                                                                  1,328,161          904,816        1,119,583           762,721
                                                                 ----------       ----------       ----------        ----------

LONG-TERM LIABILITIES:
   Long-term debt, net of current portion (Note 14)                 194,297          198,181          163,784           167,058
   Debentures, net (Note 14)                                        594,718          814,189          501,322           686,326
   Long-term obligation under capital leases, net of current
    portion (Note 12)                                                38,087           57,508           32,106            48,477
   Long-term advances received (Note 15)                             48,014          155,482           40,474           131,065
   Accrued severance indemnities, net of payments to National
    Pension of W284 million in 2002 and W349 million
    in 2001 (Note 2)                                                 22,057           15,315           18,593            12,910
    Other long-term liabilities                                       1,566            5,872            1,319             4,950
                                                                 ----------       ----------       ----------        ----------
                                                                    898,739        1,246,547          757,598         1,050,786
                                                                 ----------       ----------       ----------        ----------
           Total Liabilities                                      2,226,900        2,151,363        1,877,181         1,813,507
                                                                 ----------       ----------       ----------        ----------

SHAREHOLDERS' EQUITY (Note 17):
   Capital stock                                                  1,396,613        1,320,000        1,177,285         1,112,703
   Paid-in capital in excess of par value                           692,815          693,205          584,013           584,342
   Accumulated deficit (net loss of W123,140 million
    in 2002 and W244,113 million in 2001)                          (709,237)        (586,097)        (597,856)         (494,055)
   Capital adjustments:
     Stock compensation (Note 18)                                     4,541            2,890            3,828             2,436
     Valuation loss on investments, net (Note 7)                     (4,430)            (669)          (3,734)             (563)
     Valuation loss on interest swap (Note 16)                       (5,632)               -           (4,748)                -
                                                                 ----------       ----------       ----------        ----------
           Total Shareholders' Equity                             1,374,670        1,429,329        1,158,788         1,204,863
                                                                 ----------       ----------       ----------        ----------
           Total Liabilities and Shareholders' Equity            W3,601,570       W3,580,692       $3,035,969        $3,018,370
                                                                 ==========       ==========       ==========        ==========

     2)   Income Statements (As of the end of December 31, 2002 and 2001)

                                                                                                        Translation into
                                                                          Korean Won                  U.S. Dollars (Note 2)
                                                                    2002             2001             2002            2001
                                                                    ----             ----             ----            ----
                                                                (In millions, except per share      (In thousands, except per
                                                                           amount)                        share amount)
OPERATING REVENUE (Note 23)                                          W 905,051        W 582,483   $  737,132        $ 474,412

OPERATING EXPENSES (Note 19)                                           919,125          713,647      748,595          581,240
                                                                     ---------        ---------     --------        ---------

OPERATING LOSS                                                         (14,074)        (131,164)     (11,463)        (106,828)
                                                                     ---------        ---------     --------        ---------

NON-OPERATING INCOME:
   Interest income                                                      19,969           19,952       16,264           16,250
   Dividends income                                                      2,899               98        2,361               80
   Gain on valuation of marketable securities                                -               91            -               74
   Gain on disposal of marketable securities                             1,334              190        1,086              155
    Equity income on investments                                           517                -          421                -
   Gain on foreign currency transactions and translation                13,307            5,662       10,838            4,612
   Gain on disposal of investments                                         252            1,343          205            1,094
   Gain on valuation of forward exchange contract (Note 16)                492            2,390          401            1,947
    Gain on transaction of forward exchange contract                       186                -          151                -
   Other                                                                 4,404            4,525        3,588            3,684
                                                                     ---------        ---------     --------        ---------
                                                                        43,360           34,251       35,315           27,896
                                                                     ---------        ---------     --------        ---------
NON-OPERATING EXPENSES:
   Interest expense                                                     96,471           78,508       78,572           63,942
   Loss on valuation of marketable securities                            2,258                -        1,839                -
   Impairment loss on investment securities (Note 7)                     4,478            1,390        3,647            1,132
   Loss on foreign currency transactions and translation                   520            9,854          424            8,026
    Loss on disposal of property and equipment                           2,867               55        2,335               45
    Loss on redemption of debts (Note 14)                                4,265                -        3,474                -
    Loss on disposal of trade receivables                               22,963                -       18,703                -
    Other bad debt expenses                                              2,899                -        2,361                -
   Donations                                                               294              634          239              516
   Other                                                                   144               50          117               41
                                                                     ---------        ---------     --------        ---------
                                                                       137,159           90,491      111,711           73,702
                                                                     ---------        ---------     --------        ---------

ORDINARY LOSS                                                         (107,873)        (187,404)     (87,859)        (152,634)

EXTRAORDINARY ITEMS                                                          -                -            -                -
                                                                     ---------        ---------     --------        ---------

LOSS BEFORE INCOME TAX                                                (107,873)        (187,404)     (87,859)        (152,634)

INCOME TAX EXPENSE (Note 20)                                                 -                -            -                -
                                                                     ---------        ---------     --------        ---------
NET LOSS                                                             W(107,873)       W(187,404)    $(87,859)       $(152,634)
                                                                     =========        =========     ========        =========

NET LOSS PER COMMON SHARE (Note 2)                                   W    (393)       W    (710)    $  (0.32)       $   (0.58)
                                                                     =========        =========     ========        =========

     3) Statements of Deposition of Deficit (As of the end of Dec. 31, 2002 and 2001)

                                                                                                           Translation into
                                                                           Korean Won                   U.S. Dollars (Note 2)
                                                                                                        ---------------------
                                                                     2002              2001             2002             2001
                                                                     ----              ----             ----             ----
                                                                          (In millions)                     (In thousands)
ACCUMULATED DEFICIT BEFORE DISPOSITION:
   Undisposed deficit carried over from prior year                  W(586,097)       W(341,984)       $(494,054)       $(288,278)
   Net loss                                                          (123,140)        (244,113)        (103,802)        (205,777)
                                                                    ---------        ---------        ---------        ---------
                                                                     (709,237)        (586,097)        (597,856)        (494,055)

DISPOSITION OF DEFICIT                                                      -                -                -                -
                                                                    ---------        ---------        ---------        ---------

UNDISPOSED DEFICIT TO BE CARRIED FORWARD TO SUBSEQUENT YEAR         W(709,237)       W(586,097)       $(597,856)       $(494,055)
                                                                    =========        =========        =========        =========

     4)   Statements of Cash Flow (As of the end of Dec. 31, 2002 and 2001)

                                                                                                       Translation into
                                                                        Korean Won                   U.S. Dollars (Note )
                                                                  --------------------               --------------------
                                                                  2002              2001            2002              2001
                                                                  ----              ----            ----              ----
                                                                      (In millions)                     (In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                    W(123,140)        W(244,113)       $(103,802)        $(205,777)
                                                               ---------         ---------        ---------         ---------

   Addition of expenses not involving cash outflows:
     Stock compensation expense                                    1,651             1,088            1,392               917
     Provision for severance indemnities                          10,334             8,659            8,712             7,299
     Amortization of discount on debentures                       25,939             7,873           21,865             6,637
     Recognition of long-term accrued interest                     8,246             4,700            6,951             3,962
     Employee fringe benefits                                      2,070               396            1,745               334
     Depreciation                                                385,403           322,311          324,878           271,694
     Loss on foreign currency translation                            260             7,031              219             5,927
     Provision for doubtful accounts                              10,200             2,536            8,598             2,138
     Loss on valuation of marketable securities                    2,838                 -            2,392                 -
     Loss on disposal of property and equipment                    5,482               803            4,621               677
     Impairment loss on investment securities                      6,957             3,594            5,865             3,029
     Loss on early redemption of debenture                         4,265                 -            3,595                 -
     Loss on valuation of forward exchange contract and
     other                                                         4,798                 5            4,044                 4
                                                               ---------         ---------        ---------         ---------
                                                                 468,443           358,996          394,877           302,618
                                                               ---------         ---------        ---------         ---------

   Deduction of revenues not involving cash inflows:
     Gain on valuation of marketable securities                        -             5,268                -             4,441
     Gain on disposal of marketable securities                     1,718               190            1,448               160
     Amortization of present value discount                        1,932             2,116            1,629             1,784
     Gain on valuation of forward exchange contract                    -             2,519                -             2,123
     Gain on disposal of property and equipment                       58                52               49                44
     Gain on disposal of investments                                 252             1,393              212             1,174
     Gain on foreign currency translation                         17,064               106           14,384                89
     Gain on valuation using the equity method                     1,266                 -            1,067                 -
     Gain on transaction of forward exchange contract                186                 -              157                 -
                                                               ---------         ---------        ---------         ---------
                                                                  22,476            11,644           18,946             9,815
                                                               ---------         ---------        ---------         ---------

   Changes in assets and liabilities resulting from operations:
     Increase in trade receivables                               (85,357)          (55,232)         (71,952)          (46,558)
     Increase in accounts receivable-other                        (2,885)           (5,358)          (2,432)           (4,517)
     Decrease (Increase) in accrued income                        (1,845)            4,869           (1,555)            4,104
     Decrease (Increase) in prepaid expenses                      22,388            (2,113)          18,872            (1,781)
     Decrease in prepaid income tax                                1,571             7,402            1,324             6,240
     Decrease (Increase) in advanced payments                    (12,032)            9,521          (10,142)            8,026
     Increase in inventories                                     (55,934)          (78,528)         (47,150)          (66,196)
     Decrease in prepaid V.A.T.                                    5,905            13,768            4,978            11,606
     Decrease in forward exchange contract                         2,705                 -            2,280                 -
     Decrease in long-term prepaid expenses                        6,961            11,941            5,868            10,066
     Decrease in trade payables                                  (33,184)          (13,931)         (27,973)          (11,743)

                                                                                                             Translation into
                                                                             Korean Won                   U.S. Dollars (Note 2)
                                                                       --------------------               ---------------------
                                                                       2002              2001             2002             2001
                                                                       ----              ----             ----             ----
                                                                            (In millions)                     (In thousands)

   Changes in assets and liabilities resulting from operations:
     Decrease in other accounts payable                            W(184,598)       W (68,846)        $(155,608)       $ (58,034)
     Increase in advances received                                     1,628           16,567             1,372           13,965
     Increase in accrued expenses                                     13,137           11,499            11,074            9,693
     Increase (Decrease) in withholdings                               8,437             (541)            7,112             (456)
     Increase in other current liabilities                             7,760            5,715             6,541            4,817
     Increase (Decrease) in other long-term liabilities               (4,306)           5,872            (3,630)           4,950
     Decrease in payments to National Pension                             65              110                55               93
     Payments of severance indemnities                                (3,657)          (2,837)           (3,082)          (2,392)
                                                                   ---------        ---------         ---------        ---------
                                                                    (313,241)        (140,122)         (264,048)        (118,117)
                                                                   ---------        ---------         ---------        ---------
   Net cash flows provided by (used in) operating activities           9,586          (36,883)            8,081          (31,091)
                                                                   ---------        ---------         ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

     Proceeds from disposal of marketable securities                 101,840              629            85,847              530
     Collection of short-term financial instruments                  451,000          499,640           380,174          421,175
     Redemption of short-term loans                                    1,149              760               969              641
     Redemption of long-term loans                                     3,074              332             2,591              280
     Proceeds from disposal of investment securities                   1,804            3,708             1,521            3,126
     Withdrawal of long-term financial instruments                     1,217           27,496             1,026           23,178
     Refund of key-money deposits                                     10,410                -             8,775                -
     Proceeds from disposal of property and equipment                  3,481            1,228             2,934            1,035
     Acquisition of short-term financial instruments                (476,923)        (465,240)         (402,026)        (392,177)
     Purchase of marketable securities                               (70,004)         (30,444)          (59,010)         (25,663)
     Extension of short-term loans                                      (572)               -              (482)               -
     Purchase of investment securities                                  (530)         (47,718)             (447)         (40,224)
     Acquisition of long-term financial instruments                      (82)            (197)              (69)            (166)
     Extension of long-term loans                                     (2,818)          (1,751)           (2,375)          (1,476)
     Payment of key-money deposits                                    (6,265)          (3,718)           (5,281)          (3,134)
     Acquisition of property and equipment                          (304,970)        (504,807)         (257,077)        (425,531)
     Payment of intangibles                                          (18,107)         (11,250)          (15,264)          (9,483)
                                                                   ---------        ---------         ---------        ---------
   Net cash flows used in investing activities                      (306,296)        (531,332)         (258,194)        (447,889)
                                                                   ---------        ---------         ---------        ---------

                                                                                                          Translation into
                                                                          Korean Won                   U.S. Dollars (Note 2)
                                                                                                       ---------------------
                                                                     2002             2001             2002             2001
                                                                     ----             ----             ----             ----
                                                                         (In millions)                     (In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:

    Proceeds from short-term borrowings                      W  55,000         W  55,000        $  46,363         $ 46,363
    Proceeds from long-term debt                               236,424           128,829          199,295          108,597
    Proceeds from long-term obligation under capital leases     20,526            43,407           17,302           36,590
    Proceed from issuance of debentures                        572,676           205,947          482,741          173,604
    Increase in long-term advances received                          -           300,000                -          252,887
    Proceeds from issuance of common stock                      76,223                 -           64,253                -
    Repayment of short-term borrowings                         (55,000)         (105,000)         (46,363)         (88,510)
    Repayment of long-term debt                               (507,548)          (86,571)        (427,841)         (72,976)
    Decrease in long-term advances received                    (97,617)          (55,900)         (82,287)         (47,121)
                                                             ---------         ---------        ---------          -------
   Net cash flows provided by financing activities             300,684           485,712          253,463          409,434
                                                             ---------         ---------        ---------          -------


NET INCREASE (DECREASE) IN CASH                                  3,974           (82,503)           3,350          (69,546)

CASH, BEGINNING OF YEAR                                        274,537           357,040          231,423          300,969
                                                             ---------         ---------        ---------          -------

CASH, END OF YEAR                                            W 278,511         W 274,537        $ 234,773         $231,423
                                                             =========         =========        =========         ========

     2) Notes to Financial Statements


1.   GENERAL:

Hanaro Telecom, Inc. (the "Company") was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea ("Korea"). The Company was formed following its selection by the Ministry of Information and Communication ("MIC") on June 13, 1997 as the second carrier to provide local telephony services in Korea. The Company commenced providing local call and high- speed data access, including internet and multimedia access, on April 1, 1999 in the cities of Seoul, Pusan, Ulsan and Incheon.

On November 11, 1998, the Company was listed on the Korea Securities Dealers Automated Quotation System ("KOSDAQ"). The Company issued ADRs (American Depository Receipts) on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

On December 12, 2002, the Company received a license to provide domestic long distance calls and international calls from the MIC and will begin to provide service in October 2003.

The Company's headquarters is located in Seocho-Gu, Seoul. The Company has 10 domestic branches and also has invested in several companies such as Hanaro Telecom America, Inc., Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc., and Dreamline Corporation in order to facilitate and strengthen its services.

As of December 31, 2002, the shareholders of the Company are as follows:

                                                             Number       Percentage of
                                                           of shares      Ownership (%)
                                                          -----------     -------------
     Samsung Electronics Co., Ltd.                         23,542,281          8.43
     Dacom Corporation                                     19,754,656          7.07
     SK Telecom                                            15,117,710          5.41
     Daewoo Securities Co., Ltd.                           12,000,000          4.30
     LG Electronics, Inc.                                  11,175,047          4.00
     LG Insurance Co., Ltd.                                 8,025,156          2.87
     LG Telecom Co., Ltd.                                   5,397,574          1.93
     Onse Telecom                                           3,472,533          1.24
     Doosan Heavy Industries and Construction Co., Ltd.     2,942,874          1.05
     Employee stock ownership association                   2,995,840          1.07
     Others                                               174,899,009         62.63
                                                          -----------        ------
                                                          279,322,680        100.00
                                                          ===========        ======

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms.

The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The Company maintains its official accounting records in Korean won and prepare statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars at the rate of W1,186.3 to US$1.00, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in preparing the accompanying financial statements are summarized as follows:

Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

Short-term Financial Instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

Marketable Securities

Marketable securities are stated at acquisition cost plus incidental expenses. If the fair value of marketable securities differs from the book value determined by the individual moving average method, marketable securities are stated at fair value and the unrealized gain or loss is reflected in current operations.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.


Changes in allowance for doubtful accounts of trade receivables and accounts receivables-other for the years ended December 31, 2002 and 2001 are as follows (won in millions):

                                                                  Amount
                                                        -----------------------
                                                          2002           2001
                                                        --------       --------
     Beginning of period                                W  3,358       W    822
     Provision                                            13,099          2,536
     Write-offs                                              (40)            --
                                                        --------       --------
     End of period                                      W 16,416       W  3,358
                                                        ========       ========

Inventories

Inventories consist primarily of modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

Investment Securities

(1)  Equity Securities

Equity securities held for investment (excluding those of affiliates and subsidiaries discussed in the next paragraph) that are not actively quoted (e.g., an unlisted security) are stated at acquisition cost. Actively quoted (e.g., a listed security) securities, including those traded over-the-counter, are stated at fair value with a valuation gain or loss recorded as a capital adjustment. If the fair value of a listed equity security or the net equity value of an unlisted equity security held for investment declines compared to acquisition cost and is not expected to recover (an impaired investment security), the value of the equity security is adjusted to fair value or net equity value, with the valuation loss charged to current operations.

Equity securities held for investment that are in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

(2)  Debt Securities

Debt securities held for investment are classified as either held-to-maturity investment debt securities or available-for-sale investment debt securities at the time of purchase. Investments in debt securities of the types indicated below are classified as available-for-sale investment debt securities.

o All held-to-maturity investment debt securities if some portion was sold during the current period
o    Securities obliged to be sold before maturity by legal regulations
o    Securities accounted for as investment securities impairment loss

Held-to-maturity investment debt securities are stated at acquisition cost, as determined by the individual moving average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with resulting valuation gains or losses recorded as a capital adjustment. If the fair value of a held-to-maturity or a available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (an impaired investment security), the carrying value of the debt security is adjusted to fair value with the resulting valuation loss charged to current operations.

(3)  Gain or Loss on Valuation of Investment Securities

The net unrealized gain or loss is presented as gain or loss on valuation of investment securities in capital adjustments. An unrealized valuation gain or loss of investment securities incurred in subsequent periods is deducted from or added to the previous balance of unrealized valuation gain or loss of investment securities. When investment securities are sold, the unrealized valuation gain or loss of investment securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal. With respect to an impaired investment security, any unrealized valuation gain or loss on the security previously included in the capital adjustment account is reversed.


(4)  Recovery of Impaired Investment Securities

For commercial companies, the recovery of previously impaired investment securities is accounted for as follows: For marketable equity securities and available for sale debt securities, the recovery is recorded in capital adjustment. For unlisted equity securities and held-to-maturity debt securities, the recovery is recorded in current operations up to the amount of previously recognized impairment loss.

(5)  Reclassification of Securities

If the company's objectives change, a trading security can be reclassified to investment securities, but only as of a balance sheet date. The difference between the fair value of the security as of the balance sheet date and the book value is recognized as gain or loss on valuation of trading securities and credited or charged to current operations. Investment securities cannot be reclassified to trading securities.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Interest expense, discount expenses and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completing the acquisition, are capitalized. Interest capitalization for the years ended December 31, 2002 and 2001 are as follow (won in millions):

                                                     2002            2001
                                                  ---------       ---------
     Total interest incurred                      W 146,560       W 112,199
     Charged to expense                             142,389         106,781
                                                  ---------       ---------
     Interest capitalized                         W   4,171       W   5,418
                                                  =========       =========


Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                       Estimated useful lives
                                                       ----------------------
     Buildings, building facilities and structures             50 years
     Machinery                                                  8 years
     Vehicles and other                                       5-8 years

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

                                                       Estimated Useful Lives
                                                       ----------------------
     Goodwill                                                   5 years
     Property rights of industry                             5-10 years
     Cable line usage rights                                   20 years
     Land rights                                               20 years
     Development costs                                          1 year

Convertible Bonds and Bonds with Warrants

Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as long-term accrued interest.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign as of December 31, 2002 and 2001 amount to W22,341 million and W15,664 million, respectively.

Funding for this liability is not required by law, however, the Company has insured a portion of its obligations for severance indemnities, in order to obtain the related tax benefits, by making deposits with insurance companies. Withdrawal of these deposits, with a balance of W1,135 million as of December 31, 2001, is restricted to the payment of severance indemnities. The amounts funded under this insurance plan are classified as long-term financial instruments.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W284 million and W349 million as of December 31, 2002 and 2001, respectively, are presented as a deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the years ended December 31, 2002 and 2001 are as follows (won in millions):

                                                               Amount
                                                      -----------------------
                                                        2002           2001
                                                      --------       --------
     Beginning of period                              W 15,664       W  9,842
     Severance payments                                 (3,657)        (2,837)
                                                      --------       --------
                                                        12,007          7,005
     Provision                                          10,334          8,659
                                                      --------       --------
     End of period                                    W 22,341       W 15,664
                                                      ========       ========

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was W1,186.30 and W1,313.50 to US$1.00 at December 31, 2002 and 2001, respectively.

Income Tax Expense

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the year. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date (see Note 20).

Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the minimum value method). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 18).

Net Loss Per Common Share

Net loss per common share is computed by dividing net loss, by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the years ended December 31, 2002 and 2001 were 275,849 thousand shares and 264,000 thousands shares, respectively.

Net loss for common stock for the years ended December 31, 2002 and 2001 are computed as follows (won in millions):

                                                     2002             2001
                                                  ---------        ---------
     Net loss                                     W 123,240        W 244,113
     Dividend for preferred stock                        --               --
                                                  ---------        ---------
     Net loss for common stock                    W 123,240        W 244,113
                                                  =========        =========

Comparative Presentation

Certain amounts of prior year's financial statements are reclassified to confirm to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior period.


3.   CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of December 31, 2002 and 2001 are as follows (won in millions):

                                        Interest rate
                                        per annum (%)            Amount
                                        -------------    ----------------------
                                             2002           2002         2001
                                        -------------    ---------    ---------
     Cash on hand                             -          W       2    W       6
     Passbook accounts                       1.0               754          556
     Time deposits                        4.3 - 4.7         21,171       50,000
     Time deposits in foreign currency        -                 --       12,482
     Money Market Fund                    4.6 - 4.8        203,844      158,753
     Repurchase agreements                4.7 - 5.0         10,000       11,740
     Specified money trust                   5.1            32,740       13,000
     Fixed interest instruments              5.1            10,000       28,000
                                                         ---------    ---------
                                                         W 278,511    W 274,537
                                                         =========    =========


4.   SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

(1) Short-term financial instruments as of December 31, 2002 and 2001 are as follows (won in millions):

                                        Interest rate
                                        per annum (%)            Amount
                                        -------------    ----------------------
                                             2002           2002         2001
                                        -------------    ---------    ---------
     Time deposits                        4.6 - 5.2      W  85,700    W  37,800
     Specified money trust                   5.1            20,956           --
     Repurchase agreements                4.6 - 5.0         25,067       68,000
                                                         ---------    ---------
                                                         W 131,723    W 105,800
                                                         =========    =========

(2) Long-term financial instruments as of December 31, 2002 and 2001 are as follows (won in millions):

                                        Interest rate
                                        per annum (%)            Amount
                                        -------------    ----------------------
                                             2002           2002         2001
                                        -------------    ---------    ---------
     Deposits for checking accounts          --          W       5    W       5
     Severance indemnity insurance
        deposits                             --                 --        1,135
                                                         ---------    ---------
                                                         W       5    W   1,140
                                                         =========    =========


5.   RESTRICTED DEPOSITS:

As of December 31, 2002 and 2001, the following deposits are subject to withdrawal restriction as guarantee for the payment of borrowings, checking accounts, severance payment and other reasons (won in millions).

                                                                 Amount
                                                         ----------------------
                                                            2002         2001
                                                         ---------    ---------
     Cash and cash equivalents:
        Time deposits                                    W      --    W  30,000
                                                         ---------    ---------
     Short-term financial instruments:
        Time deposits                                       62,700       10,800
        Repurchase agreements                               14,800        5,000
                                                         ---------    ---------
                                                            77,500       15,800
                                                         ---------    ---------
     Long-term financial instruments
        Deposits for checking accounts                           5            5
        Severance indemnity insurance deposits                  --        1,135
                                                         ---------    ---------
                                                                 5        1,140
                                                         ---------    ---------
                                                         W  77,505    W  46,940
                                                         =========    =========


6.   MARKETABLE SECURITIES:

Marketable securities as of December 31, 2002 and 2001 are as follows (won in millions):

                                       2002                     2001
                              -----------------------  -----------------------
                              Acquisition              Acquisition
                                  cost     Fair value      cost     Fair value
                              -----------  ----------  -----------  ----------
Beneficiary Certificates
   (Equity Securities)          W 25,000    W 17,630     W 25,000    W 20,468
Beneficiary Certificates
   (Debt Securities)                  --          --       30,000      30,118
                                --------    --------     --------    --------
                                W 25,000    W 17,630     W 55,000    W 50,586
                                ========    ========     ========    ========


7.   INVESTMENT SECURITIES:

(1) Investment securities as of December 31, 2002 and 2001 consist of the following (won in millions):

                                                     Ownership
                                                   percentage (%)              Amount
                                                  -----------------    ----------------------
                                                   2002       2001        2002         2001
                                                  ------     ------    ---------    ---------
Listed equity securities:
   LG Telecom Co., Ltd.                             0.37       0.37    W   4,505    W   8,534
   Netsecure Technology, Inc.                       2.35       3.16          166          802
   IMRI Co., Ltd.                                   0.63         --           64           --
                                                                       ---------    ---------
                                                                           4,735        9,336
                                                                       ---------    ---------
Equity securities accounted for using
   the equity method
   Dreamline Co.                                   32.18      32.18       40,796       39,530
                                                                       ---------    ---------
Investments in affiliates
   (unlisted equity securities):
   Hanaro Realty Development &
      Management Co., Ltd                          99.99      99.99        2,500        2,500
   Hanaro Telephone & Internet
      Information, Inc. (*)                        99.99         --        1,900           --
   Hanaro Customer Service, Inc. (*)                  --      99.99           --          900
   Hanaro WEB(n)TV                                 90.91     100.00       17,309       17,309
   Hanaro Internetdesk Co., Ltd. (*)                  --      99.99           --        1,000
   Hanaro Technologies, Inc.                          --      99.99           --        1,000
   M-commerce Co., Ltd.                            30.29      45.80           --        3,621
   Hanaro Telecom America, Inc.                   100.00     100.00           23           23
   Others                                             --         --          500          424
                                                                       ---------    ---------
                                                                          22,232       26,777
                                                                       ---------    ---------
Other non-listed equity securities:
   Korea Information Assurance, Inc.                0.47       0.50          100          100
   Media Valley, Inc.                               5.44       5.40          256          497

                                                     Ownership
                                                   percentage (%)              Amount
                                                  -----------------    ----------------------
                                                   2002       2001        2002         2001
                                                  ------     ------    ---------    ---------
   C.C.S. Inc.                                     10.00      10.00        4,500        4,500
   CCR Inc.                                         9.55       9.64        1,780        1,780
   Dauinternet, Inc.                                0.63       1.11        1,100        1,100
   Others                                             --         --        2,498        5,774
                                                                       ---------    ---------
                                                                          10,234       13,751
                                                                       ---------    ---------
Debt securities:
   C.C.S. Inc.                                        --         --          240          240
   Hanafos Securitization Speciality Co.,
      Ltd. and others                                 --         --        9,900        9,000
                                                                       ---------    ---------
                                                                          10,140        9,240
                                                                       ---------    ---------
Investments in funds:
   Engineering Benevolent Association               0.03       0.03           14           14
   KDBC - Hanaro Interventure Fund                 31.00      31.00        3,100        3,100
   Hanafos Securitization Speciality Co.,
     Ltd. and Hana Dream Limited Co.                5.00         --            1           --
                                                                       ---------    ---------
                                                                           3,115        3,114
                                                                       ---------    ---------
                                                                       W  91,252    W 101,748
                                                                       =========    =========

----------
(*) Hararo Customer Service, Inc and Hanaro Interdesk Co., Ltd. merged on January 16, 2002 and changed its name to Hanaro Telephone & Internet Information, Inc.


(2) Listed equity securities as of December 31, 2002 and 2001 are as follows (won in millions):

                                       2002                     2001
                              -----------------------  -----------------------
                              Acquisition              Acquisition
                                  cost     Fair value      cost     Fair value
                              -----------  ----------  -----------  ----------
LG Telecom Co., Ltd.            W  5,396    W  4,505     W  5,396    W  8,534
Netsecure Technology, Inc.         1,399         166        1,399         802
IMRI Co., Ltd.                       800          64           --          --
                                --------    --------     --------    --------
                                W  7,595    W  4,735     W  6,795    W  9,336
                                ========    ========     ========    ========


(3) Equity securities accounted for using the equity method as of December 31, 2002 and 2001 are as follows (won in millions):

                                       2002                     2001
                              -----------------------  -----------------------
                              Acquisition              Acquisition
                                  cost     Book value      cost     Book value
                              -----------  ----------  -----------  ----------
Dreamline Co.                   W 39,530    W 40,796     W 39,530    W 39,530


(4) Investments in affiliates as of December 31, 2002 and 2001 are as follows (won in millions):

                                       2002                      2001
                              -----------------------   ----------------------
                              Acquisition   Net asset
                                  cost        value     Book value  Book value
                              -----------  ----------   ----------  ----------
Hanaro Realty Development &
   Management Co., Ltd          W  2,500    W  2,916     W  2,500    W  2,500
Hanaro Telephone and Internet
   Information, Inc.               1,900       1,597        1,900          --
Hanaro Customer Service, Inc.         --          --           --         900
Hanaro WEB(n)TV                   17,309       5,141       17,309      17,309
Hanaro Internetdesk Co., Ltd.         --          --           --       1,000
Hanaro Technologies, Inc.             --          --           --       1,000
M-commerce Co., Ltd.               4,585          --           --       3,621
Hanaro Telecom America, Inc.          23         416           23          23
Others                             2,000         500          500         424
                                --------    --------     --------    --------
                                W 28,317    W 10,570     W 22,232    W 26,777
                                ========    ========     ========    ========

In accordance with Interpretation 42-59 of the Financial Accounting Standards, the Company did not apply the equity method of accounting for the above investments in affiliates since the total assets of the individual invested company were less than W7,000 million as of the prior year-end.

(5) Other non-listed equity securities as of December 31, 2002 and 2001 are as follows (won in millions):

                                       2002                      2001
                              -----------------------   ----------------------
                              Acquisition   Net asset
                                  cost        value     Book value  Book value
                              -----------  ----------   ----------  ----------
Korea Information
   Assurance Inc.               W    100    W     83     W    100    W    100
Media Valley Inc.                    900         256          256         497
C.C.S. Inc.                        4,500       2,071        4,500       4,500
CCR Inc.                           1,780       2,445        1,780       1,780
Dauinternet, Inc.                  1,100          63        1,100       1,100
Others                             5,474       1,799        2,498       5,774
                                --------    --------     --------    --------
                                W 13,854    W  6,717     W 10,234    W 13,751
                                ========    ========     ========    ========

Other non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss charged to current operations.

(6) Debt securities as of December 31, 2002 and 2001 are as follows (won in millions):

                                                   2002                     2001
                                          -----------------------  -----------------------
                                          Acquisition              Acquisition
                                              cost     Book value      cost     Book value
                                          -----------  ----------  -----------  ----------
Corporate bonds:
   C.C.S. Inc.                              W    240    W    240     W    240    W    240
Subordinate debt investments:
   Collateralized Bond Obligations (CBO)       3,070         900        3,210          --
   Asset Backed Securities (ABS)               9,000       9,000        9,000       9,000
                                            --------    --------     --------    --------
                                            W 12,310    W 10,140     W 12,450    W  9,240
                                            ========    ========     ========    ========

As the fair value of the CBO was evaluated as W900 million and nil as of December 31, 2002 and 2001, respectively, the Company reflected W2,170 million of valuation loss as W1,570 million of capital adjustment and W600 million of impairment loss in 2002 and W3,210 million of valuation loss as capital adjustment in 2001, respectively. Asset Backed Securities (ABS) were purchased from Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in conjunction with the Company's transfer of the beneficiary certificates to Hanafos, endowed in return for the Company's future trade receivables (see Note 15).


8.   LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of December 31, 2002 and 2001 are as follows (won in millions):

                                                                    2002                       2001
                                          Interest rate    -----------------------    -----------------------
                                          per annum (%)    Short-term    Long-term    Short-term    Long-term
                                          -------------    ----------    ---------    ----------    ---------
Loans to employees for share ownership          --          W     --     W 14,835      W 10,199     W  5,202
Loans to employees for housing                 2.0             1,147        6,733           877        5,081
Other                                           --               109           63            70           54
                                                            --------     --------      --------     --------
                                                               1,256       21,631        11,146       10,337
   Less: discount on present value                               (26)      (3,357)         (444)      (2,260)
                                                            --------     --------      --------     --------
                                                            W  1,230     W 18,274      W 10,702     W  8,077
                                                            ========     ========      ========     ========

9.   PREPAID EXPENSES AND LONG-TERM PREPAID EXPENSES:

The acquisition cost of personal computers, which are related to the Company's PC-PLUS I and II program, are recorded as prepaid expenses at the time of sales and recognized as expense over the three-year term of the agreement. W5,836 million is recorded as long-term prepaid expense as of December 31, 2001 and W5,836 million and W27,056 million are recorded as prepaid expenses as of December 31, 2002 and 2001, respectively.


10.  PROPERTY AND EQUIPMENT:

Property and equipment as of December 31, 2002 and 2001 are as follows (won in millions):

                                                             Amount
                                                 ----------------------------
                                                     2002             2001
                                                 -----------      -----------
     Land                                        W   154,879      W   150,554
     Buildings                                       250,999          231,377
     Structures                                          192              192
     Machinery                                     3,061,886        2,746,160
     Vehicles                                            545              604
     Other                                            40,492           41,426
     Construction in progress                         83,932           74,748
     Machinery in transit                                460              268
                                                 -----------      -----------
                                                   3,593,385        3,245,329
                                                 -----------      -----------
     Less: Accumulated depreciation
        Buildings                                    (16,022)         (10,815)
        Structures                                       (11)              (8)
        Machinery                                   (862,974)        (502,216)
        Vehicles                                        (249)            (221)
        Other                                        (18,600)         (13,708)
                                                 -----------      -----------
                                                    (897,856)        (526,968)
                                                 -----------      -----------
                                                 W 2,695,529      W 2,718,361
                                                 ===========      ===========

Depreciable assets are insured for fire and other casualty losses up to W2,052,989 million and W1,877,386 million as of December 31, 2002 and 2001, respectively.

The market value of the Company's land based on the official price of land (published by Ministry of Construction and Traffic) is W135,938 million and W132,462 million as of December 31, 2002 and 2001, respectively.


11.  INTANGIBLES:

(1) Intangibles as of December 31, 2002 and 2001 are as follows (won in millions):

                                                               Amount
                                                      -----------------------
                                                         2002          2001
                                                      ---------     ---------
     Goodwill                                         W     682     W   1,108
     Property rights of industry                             16            23
     Cable line usage rights                             39,746        13,668
     Development costs                                      999         1,251
     Land rights                                             70            74
                                                      ---------     ---------
                                                      W  41,513     W  16,124
                                                      =========     =========

(2) Amortization of intangibles for the years ended December 31, 2002 and 2001 is as follows (won in millions):

                                                               Amount
                                                      -----------------------
                                                         2002          2001
                                                      ---------     ---------
     Goodwill                                         W     425     W     425
     Property rights of industry                              7             8
     Cable line usage rights                              1,825           714
     Development costs                                    6,885        13,897
     Land rights                                              4             4
                                                      ---------     ---------
                                                          9,146     W  15,048
                                                      =========     =========

(3) W4,784 million and W6,352 million of ordinary research and development costs were charged to expense as incurred for the years ended December 31, 2002 and 2001, respectively.


(4) Changes in development costs (intangibles) for the years ended December 31, 2002 and 2001 are as follows (won in millions):

                                                               Amount
                                                      -----------------------
                                                         2002          2001
                                                      ---------     ---------
     Beginning of period                              W   1,251     W   5,493
     Increase                                             6,633         9,655
     Amortization                                        (6,885)      (13,897)
                                                      ---------     ---------
     End of period                                    W     999     W   1,251
                                                      =========     =========


12.  LEASES:

(1) The Company has operating lease agreements for the rights to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments and automobiles with some Metropolitan Subway Corp., Powercomm Corp., Dacom Corp., Cisco Systems Capital Korea Ltd. and AVIS RENT A CAR Co. The payment schedule for the operating leases is as follows (won in millions):

                                              Amount
         Underground                    Telecommunication
Year     facilities     Leased lines        equipments       Automobiles      Total
----     -----------    ------------    -----------------    -----------    ---------
2003      W   5,017       W  17,157         W  23,393         W     683     W  46,250
2004          2,851          14,936            22,662               100        40,549
2005            232          14,936             9,160                37        24,365
2006            116              --                --                 3           119
          ---------       ---------         ---------         ---------     ---------
          W   8,216       W  47,029         W  55,215         W     823     W 111,283
          =========       =========         =========         =========     =========

(2) The Company also has capital lease agreements with Korea Hewlett Packard Co., LG Card Services Corp., Samsung Card Co., Ltd., Shinhan Capital.,Co., Ltd., Yonhap Capital Co., Ltd., and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of December 31, 2002 and 2001, the acquisition cost of machinery and equipment under capital leases was W95,729 million and W75,203 million, respectively, and depreciation expenses related to the these capital leases for the years ended December 31, 2002 and 2001 amount to W11,071 million and W4,920 million, respectively.

     The future annual payments under these capital lease agreements as of December 31, 2002 are as follows (won in millions and dollar in thousands):


                        Principal                                     Interest                           Total
Year     Korean won    US dollars    Won equivalent    Korean won    US dollars    Won equivalent    lease payment
----     ----------    ----------    --------------    ----------    ----------    --------------    -------------
2003      W 31,260      $  4,118        W  4,885        W  4,191      $    499        W    591          W 40,927
2004        20,861         2,733           3,242           1,987           127             151            26,241
2005        11,389           147             174             619             3               4            12,186
2006         2,421            --              --              72            --              --             2,493
          --------      --------        --------        --------      --------        --------          --------
          W 65,931      $  6,998        W  8,301        W  6,869      $    629        W    746          W 81,847
          ========      ========          65,931        ========      ========           6,869          ========
                                        --------                                      --------
                                          74,232                                      W  7,615
          Less: Current porion           (36,146)                                     ========
                                        --------
                                        W 38,087
                                        ========

13.  SHORT-TERM BORROWINGS:

Short-term borrowings as of December 31, 2002 and 2001 are as follows (won in millions):

                                        Interest rate
                                        per annum (%)            Amount
                                        -------------    ----------------------
                                             2002           2002         2001
                                        -------------    ---------    ---------
     General loans                       6.80 - 8.20     W  55,000    W      --
     Issuance of commercial paper             -                 --       55,000
                                                         ---------    ---------
                                                         W  55,000    W  55,000
                                                         =========    =========


14.  LONG-TERM DEBT AND DEBENTURES:

(1) Long-term debt in local currency as of December 31, 2002 and 2001 is as follows (won in millions):

                                        Interest rate
                                        per annum (%)            Amount
                                        -------------    ----------------------
                                             2002           2002         2001
                                        -------------    ---------    ---------
     General loans                       6.80 - 8.20     W  55,000    W      --

     Information promotion fund          5.91 - 7.25     W 180,590    W 159,727
     General loans                       7.60 - 9.94        32,000       32,000
     Asset backed loan (ABL)                  -            136,700           --
                                                         ---------    ---------
                                                           349,290      191,727
     Less: Current portion                                (158,896)     (16,318)
           Discount on present value                          (398)          --
                                                         ---------    ---------
                                                         W 189,996    W 175,409
                                                         =========    =========

     On April 18, 2002, the Company transferred the beneficiary certificates of W207,000 million for the trust amount of W226,800 million issued by Kookmin Bank to Hana Dream Limited Co.("Hanadream") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to be incurred from April 2002 to April 2004. Hanadream issued Asset Backed Loans (ABL) amounting to W207,000 million on April 25, 2002, of which the subordinate loan of W7,000 million was loaned by the Company and W200,000 million was loaned by the banks. The proceeds of W200,000 million were remitted to the Company. In relation to the issuance of ABL, the Company recognizes the difference between the trade receivables and the reduced long-term debt as interest expense. The balance of long-term debt and current portion of long-term debt as of December 31, 2002 amounts to W26,300 million and W110,400 million, respectively, and W11,864 million was recorded as interest expense for the year ended December 31, 2002.

(2) Long-term debt in foreign currency as of December 31, 2002 and 2001 is as follows (won in millions, dollar in thousands):

                          Interest rate
                          per annum (%)          US dollars              Won equivalent
                          -------------    ----------------------    ----------------------
                               2002           2002         2001         2002         2001
                          -------------    ---------    ---------    ---------    ---------
Facility loans                9.16         $  17,337    $  29,860    W  20,566    W  39,221
Less: Current portion                        (13,711)     (12,523)     (16,265)     (16,449)
                                           ---------    ---------    ---------    ---------
                                           $   3,626    $  17,337    W   4,301    W  22,772
                                           =========    =========    =========    =========

(3) Debentures as of December 31, 2002 and 2001 are as follows (won in millions):

                                                          Amount
                 Interest rate                  ---------------------------
                 per annum (%)       Due            2002            2001
                 -------------    ---------     -----------     -----------
     1st              9.00        2000-2003     W   250,000     W   250,000
     2nd              7.35        2000-2005         218,750         306,250
     3rd              8.00        2000-2003         140,000         140,000
     4th                 -        2000-2002               -          30,000
     5th                 -        2000-2002               -          12,000
     6th                 -        2000-2002               -           7,000
     7th                 -        2000-2002               -          20,000
     8th                 -        2000-2002               -          10,000
     9th                 -        2000-2002               -          15,000
     10th             9.67        2001-2003          10,000          10,000
     11th             9.67        2001-2003          10,000          10,000
     12th             9.67        2001-2003          10,000          10,000
     13th                -        2001-2006               -         131,350
     14th             9.34        2001-2003          10,000          10,000
     15th             7.84        2001-2004          15,000          15,000
     16th                -        2001-2004               -          27,800
     17-1st           6.00        2002-2004          60,000               -
     17-2nd           6.00        2002-2004          40,000               -
     18th             8.00        2002-2007         118,630               -
     19-1st           6.00        2002-2004          80,000               -
     19-2nd           6.00        2002-2005          20,000               -
     20th             7.26        2002-2005         100,000               -

                                                          Amount
                 Interest rate                  ---------------------------
                 per annum (%)       Due            2002            2001
                 -------------    ---------     -----------     -----------
     21st             6.00        2002-2005         170,000               -
                                                -----------     -----------
                                                W 1,252,380     W 1,004,400
          Less: Current portion                    (636,130)       (181,500)
                   Discount on present value        (21,532)        (13,411)
          Add:  Long-term accrued interest               --           4,700
                                                -----------     -----------
                                                W   594,718     W   814,189
                                                ===========     ===========

(4) On February 26, 2002, the Company issued bonds with stock warrants ("18th debenture") with a zero coupon interest rate and a guaranteed interest rate on maturity of 8.0% for the purpose of early repayment of the 13th bonds with stock warrants. The warrants on the bonds with stock warrants is 15% or US$ 15,000 thousands and may be exercised from May 26, 2002 to January 26, 2007. The exercise price is W5,000 at an exchange rate of W1,321.20 to US$1.00 and the exercise price is scheduled to change quarterly based on the market price of the related stock.

     The above bonds with stock warrants have a right to require early repayment on August 26, 2003 at 112.2% of the principal of the bonds with stock warrants. The Company recorded W8,246 million of accrued interest for possible early repayment as a current liability.

(5) As a result of a request for early repayment made on February 4, 2002, on March 6, 2002, the Company repaid the full amount of the 13th bonds with warrants and recognized a W4,265 million loss on redemption for the year ended December 31, 2002. The 13th bonds with warrants was originally issued with the condition that the warrants be exercised from June 6, 2001 to February 6, 2006 with an exercise price of W5,000, at an exchange rate of W1,235.7 to US$1.00 and that up to 24,714,000 shares can be issued if all warrants are exercised.

     As of December 31, 2002, US$62,000 thousand (15,322,680 shares) has been exercised and US$38,000 thousand (9,391,320 shares) remains unexercised.

(6) The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 12) as of December 31, 2002 is as follows (won in millions and dollar in thousands):

                                 Long-term debt in
         Long-term debt          foreign currency            Debentures
         --------------     ----------------------------     -----------
Year       Korean won       US dollar     Won equivalent     Korean won         Total
----     --------------     ---------     --------------     -----------     -----------
2003       W 158,896        $  13,711        W  16,265       W   636,130     W   811,291
2004          99,368            3,626            4,301           282,500         386,169
2005          51,553               --               --           333,750         385,303
2006          36,375               --               --                --          36,375
2007           3,098               --               --                --           3,098
           ---------        ---------        ---------       -----------     -----------
           W 349,290        $  17,337        W  20,566       W 1,252,380     W 1,622,236
           =========        =========        =========       ===========     ===========

(7) A substantial portion of property and equipment and financial instruments is pledged as collateral for various borrowings up to W561,002 million as of December 31, 2002.

(8) According to the covenants, debentures of 17-1st, 17-2nd, 19-1st, 19-2nd, 20th and 21st require the Company to keep the debt ratio (total liabilities/total assets) lower than 250 percent - 300 percent and the Company can not dispose its properties and equipments of more than the amount of W750 billion-W1,000 billion in each fiscal year.


15.  ADVANCES RECEIVED AND LONG-TERM ADVANCES RECEIVED:

In October 2001, the Company transferred the beneficiary certificates of W309,000 million for the trust amount of W341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to be incurred from October 2001 to April 2004. Hanafos then issued Asset Backed Securities (ABS) amounting to W309,000 million on October 31, 2001, of which a subordinate debt investment of W9,000 million was purchased by the Company and W300,000 million was purchased by third party investors. The proceeds of W300,000 million from the issuance of ABS by Hanafos were remitted to the Company. In relation to the issuance of ABS, the balance of long-term advances and advances received (current) as of December 31, 2002 amounts to W32,510 million and W122,972 million, respectively, and W18,382 million was recorded as loss on disposal of trade receivables for the year ended December 31, 2002.


16.  DERIVATIVES:

(1)  Swap Contract

With reference to the Company's issuance of the 20th debenture, which is Floating Rate Notes ("FRN"), on April 16, 2002, the Company entered into a SWAP contract (fixed interest rate) with Industrial Bank of Korea to hedge the risk of floating interest rates for the FRN. In relation to the valuation of this SWAP contract, the Company recorded W5,632 million of valuation loss as a capital adjustment as of December 31, 2002.

(2)  Forward Exchange Contract

On July 3, 2001, the Company entered into a foreign currency forward contract with Woori Bank to hedge the exposure to changes in the foreign currency exchange rate, in case of early repayment of bonds with stock warrants denominated in foreign currency. The Company recorded W1,888 million of loss on forward exchange contract and W186 million of gain on forward exchange transaction due to the expiration of another forward exchange contract for the year ended December 31, 2002.


17.  SHAREHOLDERS' EQUITY:

(1)  Capital Stock

The Company has authorized 480,328,800 shares of W5,000 par value, of which 279,322,680 shares have been issued as of December 31, 2002.

(2) The changes in shareholders' equity for the year ended December 31, 2002 are as follows (won in millions):

                                                          Paid-in capital
                             Number of        Common       in excess of         Amount          Capital
                               shares         stock          par value         Deficits       adjustments       Total
                            -----------    -----------    ---------------    -------------    -----------    -----------
Beginning of period         264,000,000    W 1,320,000      W   693,205       W  (586,097)    W     2,221    W 1,429,329
Stock warrants               15,322,680         76,613             (390)               --              --         76,223

Net loss                             --             --               --          (123,140)             --       (123,140)
Loss on valuation of
   investment securities             --             --               --                --          (3,761)        (3,761)
Loss on valuation of
   interest swap                     --             --               --                --          (5,632)        (5,632)
Stock options                        --             --               --                --           1,651          1,651
                            -----------    -----------      -----------       -----------     -----------    -----------
End of period               279,322,680    W 1,396,613      W   692,815       W  (709,237)    W    (5,521)   W 1,374,670
                            ===========    ===========      ===========       ===========     ===========    ===========


18.  STOCK OPTION PLAN:

The Company entered into stock option agreements with the Chief Executive Officer, senior managers, and employees of the Company. The details of the stock options granted as of September 30, 2002 are as follows (won in millions):

                                    Number of      Exercise
Grant Date          Employee         shares       price/share         Methods           Exercise period
----------      ---------------     ---------     -----------     ---------------     -------------------
1999. 3. 1      CEO                    50,000       W  5,630      New stock issue     2002.3.1-2007.2.28
1999.10. 1      Senior managers       120,000         19,910      New stock issue     2002.10.1-2007.9.30
2000. 3.17      Senior managers     1,640,642         17,750      New stock issue     2003.3.18-2008.3.17
                   & Employees

The Company values stock options granted based on the minimum value method (see
Note 2). Total compensation expense of W8,062 million was allocated over the vesting period, and the compensation expense charged to operations for the year ended December 31, 2002 is W1,651 million.

In relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.

Had the compensation cost for the Company's stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company's ordinary loss, net loss, ordinary loss per share and net loss per share would have been reduced as follows (won in millions, except per share amount):

                                                   2002              2001
                                                 ---------         ---------
     Ordinary loss                               W 125,435         W 246,408
     Net loss                                    W 125,435         W 246,408

     Ordinary loss per share                     W     455         W     933
     Net loss per share                          W     455         W     933

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as W18,389 million.


19.  OPERATING EXPENSES:

Significant accounts of operating expenses for the years ended December 31, 2002 and 2001 are as follows (won in millions):

                                                        2002            2001
                                                    -----------     -----------
     Salaries and wages                             W    61,088     W    51,224
     Provision for severance indemnities                  8,648           7,374
     Employee benefit                                    16,377          13,097
     Rent                                                15,490           1,763
     Depreciation                                       385,324         321,745
     Advertising                                         38,927          39,470
     Ordinary research and development cost               4,784           6,352
     Bad debt                                            10,200           2,536
     Telecommunication equipment lease expense          156,590         106,779
     Utilities                                           16,789          13,350
     Maintenance                                         54,727          51,464
     Selling                                             32,240          46,181
     Sales commissions                                  226,765         161,208
     Interconnection charges                             95,883          68,138
     Commissions                                         95,051          71,575
     Outsourcing services                                 4,608           4,767
     Communications                                       7,678           7,539
     Other                                               16,610          16,075
                                                    -----------     -----------
                                                    W 1,247,779     W   990,637
                                                    ===========     ===========


20.  INCOME TAX AND DEFERRED INCOME TAXES:

Income Tax Expense

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 29.7 percent in 2002 and 2001. Income tax expense in 2002 and 2001 is not recognized due to the Company's accumulated operating losses.

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years' tax losses, tax credits, and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes. Accumulated temporary differences as of December 31, 2002 and 2001 are as follows (won in millions):

                                                                Amount
                                                         --------------------
                                                           2002        2001
                                                         --------    --------
     Accrued severance indemnities                       W 13,121    W  7,914
     Loss on valuation of marketable securities             7,370       4,414
     Provision for doubtful accounts                       14,134       2,017
     Present value discount                                 4,195       4,044
     Stock option expense                                      --       2,890
     Accrued expenses                                       3,023          --
     Loss on valuation of forward exchange contract         1,888          --
     Impairment loss on investment securities              10,305       3,594
     Long-term accrued interest                             8,246       4,700
     Bond issue cost                                          207          88
     Unearned income                                       (4,982)     (3,137)
     Gain on valuation of forward exchange contract            --      (2,519)
     Loss on foreign currency translation                  (1,755)     (1,625)
     Investment in equity securities                       (1,267)         --
     Development cost                                          --      (1,251)
                                                         --------    --------
                                                         W 54,485    W 21,129
     Statutory tax rate (%)                                  29.7        29.7
                                                         --------    --------
     Deferred income tax assets                          W 16,182    W  6,275
                                                         ========    ========

As of December 31, 2002 and 2001, the Company did not recognize deferred income tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.


21.  RELATED PARTY TRANSACTIONS:

(1) Significant transactions and outstanding balances with subsidiaries during 2002 and 2001 are as follows (won in millions):

2002

                                                          Key-money
                                Revenue      Expenses     deposits      Payables
                                --------     --------     ---------     --------
Hanaro Realty Development &
   Management Co., Ltd.         W     53     W 14,278     W  1,412      W  1,652
Hanaro Telephone & Internet
   Information, Inc. (*)             122       26,720          122         2,702
Hanaro Technologies, Inc.             11        9,562           --            --
Hanaro WEB(n)TV                      138        5,567          189             8
Dreamline Corporation              2,773        3,401           28           429
Hanaro Telecom America, Inc.          --       11,487           --           936
Hanaro Dream, Inc.                 4,884       24,330          172         6,992
                                --------     --------     --------      --------
                                W  7,981     W 95,345     W  1,923      W 12,719
                                ========     ========     ========      ========

2001

                                                          Key-money
                                Revenue      Expenses     deposits      Payables
                                --------     --------     ---------     --------
Hanaro Realty Development &
   Management Co., Ltd.         W     --     W 14,144     W  1,445      W  1,256
Hanaro Telephone & Internet
   Information, Inc. (*)              53       26,701           --         2,905
Hanaro Technologies, Inc.             10       12,294           --           655
Hanaro WEB(n)TV                      138        5,602          199            61
M-commerce Co., Ltd.                  --            3           --            --
Hanaro Telecom America, Inc.          --        4,751           --            --
                                --------     --------     --------      --------
                                W    201     W 63,495     W  1,644      W  4,877
                                ========     ========     ========      ========

----------
(*) Related party transactions with Hanaro Customer Service, Inc and Hanaro Interdesk Co., Ltd., who were merged into Hanaro Telephone & Internet Information, Inc. on January 16, 2002, are aggregated into related party transactions with Hanaro Telephone & Internet Information, Inc.


22.  COMMITMENTS AND CONTINGENCIES:

(1) The Company has been provided US$ 10,000 thousand of payment guarantees by the Korea Exchange Bank in connection with the issuance of letters of credit.

(2) The Company has provided 4 blank promissory notes as collateral to KDB Capital Corp., LG Card Services Corp. and Samsung Card Co., Ltd. in connection with its borrowings and lease agreements.


23.  SEGMENT INFORMATION:

The Company's reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments; voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over Asymmetrical Digital Subscriber Line (ADSL) and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2 to the financial statements.

Segment information for the years ended December 31, 2002 and 2001 is as follows (won in millions):

                                                                    Broadband
2002                                  Voice        Lease Line        Service         Others           Total
------------------------------     -----------     -----------     -----------     -----------     -----------
Operating revenue                  W   210,921     W    27,829     W   911,767     W   103,342     W 1,253,859
Operating income (loss)                (12,822)           (665)         22,571          (3,004)          6,080
Tangible and intangible assets         161,178          15,471       2,398,953         161,440       2,737,042
Depreciation and amortization           46,969           9,962         297,314          31,079         385,324

2001
------------------------------
Operating revenue                  W    114,671    W    17,730     W   641,544     W    51,504     W   825,449
Operating loss                           24,986          4,558         117,744          17,900         165,188
Tangible and intangible assets          295,534        105,084       2,197,996         135,871       2,734,485
Depreciation and amortization            35,024         11,096         263,509          12,116         321,745

6.   Financials by service                              (Unit : in thousand Won)

                                      2002              2001              2000
                                 -------------     -------------     -------------
Local telephony

1. Revenues                         210,921,008       114,670,662        34,156,624

   External                         210,921,008       114,670,662        34,156,624

   Internal                                  --                --                --

   Sub total                        210,921,008       114,670,662        34,156,624

2. Operating Profit                 -12,822,325       -24,985,729       -28,121,024

3. Assets                           161,177,827       295,534,048       499,288,827

   (Depreciation costs)             (46,969,497)      (35,023,705)      (37,198,186)

Leased Line

1. Revenues                          27,829,401        17,729,862         9,215,968

   External                          27,829,401        17,729,862         9,215,968

   Internal                                  --                --                --

   Sub total                         27,829,401        17,729,862         9,215,968

2. Operating Profit                    -665,026        -4,557,525       -33,621,469

3. Assets                            15,470,556       105,084,218        94,016,049

   (Depreciation costs)              (9,962,017)      (11,095,921)       (7,004,415)

Broadband

1. Revenues                         911,766,709       641,543,955       284,159,220

   External                         911,766,709       641,543,955       284,159,220

   Internal                                  --                --                --

   Sub total                        911,766,709       641,543,955       284,159,220

2. Operating Profit                  22,571,034      -117,744,858      -234,411,994

3. Assets                         2,398,953,347     2,197,995,884     1,840,112,652

   (Depreciation costs)            (297,313,607)     (263,508,590)     (137,092,698)

Others

1. Revenues                         103,342,173        51,504,129         8,655,308

2. Operating profit                  -3,003,415       -17,900,130          -422,570

3. Assets                           161,440,234       135,870,468        14,473,597

IV.  OPINION OF INDEPENDENT AUDITORS

     1.   Opinion of Independent Auditors

          A)   Auditors




                         2002                       2001                  2000
               ------------------------       ---------------       ---------------
               Deloitte Touche Tohmatsu       Arthur Anderson       Arthur Anderson

          B)   Summary of Auditing Process

               1    We conducted our audits in accordance with generally
               accepted auditing standards in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               2.   Audit Schedule

               Interim audit : December 9, 2002 - December 13, 2002

               Year End audit : January 20, 2002 - January 24, 2003

               1)   Auditor's Opinion

               Year      Summarizing of Auditor's Opinion
               ----      --------------------------------
               2002      In our opinion, the financial statements referred to
                         above present fairly, in all material respects,
                         the financial position of Hanaro Telecom, Inc. as
                         of December 31, 2002 and 2001, and the results of
                         its operations, changes in its deficit and its
                         cash flows for the years then ended in conformity
                         with financial accounting standards in the
                         Republic of Korea

               2001 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31, 2001 and 2000, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.

               2000 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31, 2000, and the results of its operations, changes in its deficit and its cash flows for the year then ended in conformity with financial accounting standards in the Republic of Korea

               2)   Summary of Particular Situations

               Year      Particular Situations
               ----      ---------------------
               2002      o    Accounting principles and auditing standards and
                              their application in practice vary among
                              countries. The accompanying financial statements
                              are not intended to present the financial
                              position, results of operations and cash flows in
                              accordance with accounting principles and
                              practices generally accepted in countries other
                              than the Republic of Korea. In addition, the
                              procedures and practices utilized in the Republic
                              of Korea to audit such financial statements may
                              differ from those generally accepted and applied
                              in other countries. Accordingly, this report and
                              the accompanying financial statements are for use
                              by those knowledgeable about Korean accounting
                              procedures and auditing standards and their
                              application in practice.

               2001      o    Accounting principles, auditing standards and
                              their application in practice vary among
                              countries. The accompanying financial statements
                              are not intended to present the financial
                              position, results of operations and cash flows in
                              accordance with accounting principles and
                              practices generally accepted in countries other
                              than the Republic of Korea. In addition, the
                              procedures and practices utilized in the Republic
                              of Korea to audit such financial statements may
                              differ from those generally accepted and applied
                              in other countries. Accordingly, this report and
                              the accompanying financial statements are for use
                              by those knowledgeable about Korean accounting
                              procedures, auditing standards and their
                              application

                         o The Company issued American Depository Receipts based on 24,000 thousand common shares as authorized by the board of directors on March 29, 2000. Cash proceeds of W120,000 million received as a common stock and W278,797 million received in excess of par value, net of common stock issuance costs, and were recorded as capital surplus.

               2000      o    Without qualifying our opinion, we draw attention
                              to Note 1 to the financial statements. The
                              operations of the Company have been significantly
                              affected, and may continued to be affected for the
                              foreseeable future, by the general adverse
                              economic conditions in the Republic of Korea and
                              in the Asia Pacific region. The ultimate effect of
                              these significant uncertainties on the financial
                              position of the Company as of the balance sheet
                              date cannot presently be determined and
                              accordingly, no adjustments have been made in the
                              accompanying financial statements related to such
                              uncertainties.

2.   Opinion of Audit Committee ("AC")

     1)   Summary of Auditing Process

          -    Members of AC
               1    Sung Kyu Park (Chairman of AC)
               2    Wung Hae Lee
               3    Yong Hwan Kim

          -    Member of audit team
               : 8 members including executive vice president of audit division

          -    Auditing schedule
               : Feb 4, 2003 - Feb 14, 2003

          -    Auditing process

               1    Establishing an auditing plan.
               2    Auditing on performance.
               3    Analytic scrutiny.
               4    Other necessary procedures.

     2)   Opinion of AC

          -    Balance Sheet & Statements of Operations
               : The balance sheet and statements of operations present precisely, pursuant to the law and the Articles of Incorporation, the financial position and operation of the Company.

          -    Business Report
               : The business report represents precisely, pursuant to the law and the Articles of Incorporation, the sate of the Company.

          -    Statement of Disposition of Deficit
               : The statement of disposition of deficit is pursuant to the law and the Articles of Incorporation, and appropriately states, reflecting the financial position and state of other matters.


3.   Auditing Fees

     1)   Auditing fees to external auditors for the past 3 years

                                                      Auditing Fee   Total Hours
     Year      Auditor                                    (KRW)      of Service
     ----      -------                                ------------   -----------
     2002      Anjin Co (Deloitte Touche Tohmatsu)    200,000,000        184
     2001      Anjin Co (Arthur Andersen)             205,000,000        160
     2000      Anjin Co (Arthur Andersen)             110,000,000        120

     2)   Contracts with auditors for services other than auditing

Fiscal     Date of
 Year      Contract              Description                      Term         Fee (KRW)
------     --------              -----------                     -------       ----------
 2002      Aug. 12     Financial plan to be submitted to         7 weeks       70,000,000
                          the government
           Oct. 28     Modeling and evaluation of customer       8 weeks       90,000,000
                          centers

 2001      Mar. 2      Auditing customer centers                 3 weeks       85,000,000
           Oct. 24     Auditing commission payment structure     3 days         1,000,000
           Nov. 18     Corporate restructuring                   6 weeks       60,100,000

 2000      Jan. 12     Financial due diligence on Chungbook      1 week         4,000,000
                          Broadcasting

Fiscal     Date of
 Year      Contract              Description                      Term         Fee (KRW)
------     --------              -----------                     -------       ----------
           Feb. 1      Financial due diligence on Kwangju        2 weeks       15,000,000
                          CATV
           Feb. 1      Compensation and evaluation for           7 weeks       75,000,000
                          customer center
           Jun. 21     Commission structure for marketing        8 weeks       60,000,000
                          channel

V.   GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES

                                                      ------------------------------
                                                      | Hanaro Realty Development  |
                                                  |---|    Management Co.          |
                                                  |   |    99.99%                  |
                                                  |   ------------------------------
                                                  |
--------------------                              |   ------------------------------
| Dacom & LG Group |                              |   | Hanaro T&I, Inc.           |
|                  |----                          |   |                            |
|    13.02%        |   |                          |   |    99.99%                  |
--------------------   |                          |   ------------------------------
                       |                          |
--------------------   |                          |   ------------------------------
| Samsung Group    |   |                          |   | Hanaro Web (n) TV Co., Ltd.|
|                  |---|                          |---|                            |
|    8.49%         |   |                          |   |    90.91%                  |
--------------------   |                          |   ------------------------------
                       |                          |
--------------------   |   --------------------   |   ------------------------------
| SK Group         |   |   | Hanaro Telecom   |   |   | Hanaro Telecom America Co. |
|                  |---+---|     Inc.         |---+---|    Ltd                     |
|    5.50%         |   |   |                  |   |   |    100%                    |
--------------------   |   --------------------   |   ------------------------------
                       |                          |
--------------------   |                          |   ------------------------------
| Daewoo Securities|   |                          |   | Dreamline                  |
|                  |---|                          |---|                            |
|    4.30%         |   |                          |   |    32.18%                  |
--------------------   |                          |   ------------------------------
                       |                          |
--------------------   |                          |   ------------------------------
| LG Insurance     |   |                          |   | M-Commerce                 |
|                  |---|                          |---|                            |
|    2.87%         |                              |   |    30.29%                  |
--------------------                              |   ------------------------------
                                                  |
                                                  |   ------------------------------
                                                  |   | Hanaro 800 Co. Ltd.        |
                                                  |---|                            |
                                                  |   |    29.41%                  |
                                                  |   ------------------------------
                                                  |
                                                  |   ------------------------------
                                                  |   | KDMC                       |
                                                  |---|                            |
                                                  |   |    24.75%                  |
                                                  |   ------------------------------
                                                  |
                                                  |   ------------------------------
                                                  |   | NAWANET Co. Ltd.           |
                                                  |---|                            |
                                                  |   |    20.00%                  |
                                                  |   ------------------------------
                                                  |
                                                  |   ------------------------------
                                                  |   | WebForus                   |
                                                  |---|                            |
                                                  |   |    20.00%                  |
                                                  |   ------------------------------

     (As of Dec. 31, 2002)                                 (As of Dec. 31, 2002)

     The Company was formed by a consortium consisting of seven of Korea's largest conglomerates and telecommunications companies.

     As of December 31, 2002, our affiliated companies in which Hanaro owns more than 20% interest are Hanaro Realty Development & Management Co., Ltd., Hanaro T&I Inc., Hanaro Web(n)TV Co., Ltd., Hanaro Telecom America Inc., Dreamline Co,. Ltd., M-commerce, Hanaro 800 Co., Ltd., KDMC, NAWANET Co., Ltd. and Webforus Co., Ltd.

     On August 2, 2002, Hanaro Telecom transferred all its shares in Hanaro Technologies, Inc to OTC Technologies inc, OHC inc, and Heeun Kim.

1.   Governance Structure

     (1)  Board of Directors ("BOD")

          1)   Constitution of BOD

          (a)  Authority of BOD

               - The BOD shall make, by resolutions, decisions on important matters in the ordinary course of business of the Company
               -    Matters for which Board Resolutions are required;
                    o Annual business plans, budgets, and settlement of accounts;
                    o Call for a general meeting of shareholders and the agenda therefore;
                    o Enactment, amendment or repeal of important internal regulations;
                    o Establishment , removal or closing of branch or other offices of the Company;
                    o Borrowing money, except as otherwise provided for in separate regulations where the Representative Director & President is authorized to borrow money in an amount not exceeding a certain limit;
                    o    Election or removal of the Representative Director.
                    o    Issuance of new shares;
                    o    Acquisition or disposal of material assets;
                    o Institution of any important suit or settlement by compromise;
                    o Allowing directors to carry on any business in competition with the Company;
                    o Any other matters for which a resolution of Board of Directors is required by these Article of Incorporation;
                    o Formation of a sub-committee within the Board of Directors in accordance with the provisions of the Korean Commercial Code and the appointment and removal of such sub-committee members;
                    o    Any other important matters.

          (b) As of March 31, 2003, Hanaro Telecom had 3 directors nominated by our shareholders holding more than 5% (Dacom, Samsung Electronics and SK Telecom) and 7 outside directors who were recommended by BOD (Director from SK Telecom selected as an outside director.)

               *Young-Woo Nam, Sung Kyou Park, Yong Hwan Kim, and Wung Hae Lee
                were re-appointed at the 2003 Annual General Meeting of Shareholders held on March 28, 2003 after termination of their term of office. Sa Hyeon Seo and Sun Woo Kim were newly appointed at the Annual General Meeting. Yun-Sik Shin resigned at the Annual General Meeting.

          (c)  Committee for Nomination of Outside Directors

     Name                         Outside director         Date of Appointment
     ----                         ----------------         -------------------
     Sung Kyou Park                     Yes                    Feb. 6, 2003
     Wung Hae Lee                       Yes                    Feb. 6, 2003
     Young Hwan Kim                     Yes                    Feb. 6, 2003
     Young-Woo Nam                      No                     Feb. 6, 2003


          (d)  Status of Independent Outside Directors (as of March 31, 2003)

     Name                                 Experience
     ----                                 ----------
     Sung Kyou Park    The former Chairman and CEO of Daewoo Communications
     Yong Hwan Kim     A member of the Korean Bar and the New York State Bar.
     Wung Hae Lee      Vice President, Sungto Accounting Corporation
     Hang-Gu Bahk      President, Hyundai Syscomm
     Shin Bae Kim      Executive VP, Strategy Planning, SK Telecom
     Sun Woo Kim       Director, Korea Broadcasting System
     Sa Hyeon Seo      Director, Korea Information Technology Research Institute

     Note) On Oct 1. 2002, the term of Dong Ki Kim's office as Outside Director and Member of Audit Committee expired.

          (e)  Descriptions on Management Liabilities Insurance
               -    Insured: the Company and 56 directors and officers including non-standing directors and independent directors
               -    Insurance company : LG Insurance Co., Ltd., Tongyang
                    Insurance Co., Ltd., SDA Fire Insurance Co., Ltd.
               -    Period: Jan. 1, 2003- Dec. 31, 2003
               -    Premium : KRW254.3 million (paid by the Company)
               - Insured Amount : KRW 5 billion(per each occurrence and for the whole year)

          2)   Operation of BOD

          (a)  Provisions of Operation of BOD
               - Election of Chairman of BOD/Performance of the responsibilities of chairman of BOD if he or she is absent or unable to perform his or her responsibilities
               - Acting President & CEO in the absence of President & CEO - Election of standing directors - Convening of Board of Directors
               - Resolutions of Board of Directors - Matters for which Board resolutions are required

          (b)  Convening of BOD and attendance of independent outside directors

                                                                                 Number of
                                                             Approved/      independent outside
Date                       Important Agenda                  Rejected       directors attended
----------                 ----------------                  ---------      -------------------
1/23/2002      o    Internal accounting policy               Approved           7 out of 7

               o    Approval of Financial Statements
                    for 2001
 2/7/2002      o    Approval of Statements of                Approved           7 out of 7
                    Disposition of Deficits
               o    Issuance of corporate bonds

               o    Approval of 2001 Business Report
               o    Approval of transaction with the
                    largest shareholding group
               o    Approval of partial business
2/19/2002           transfer                                 Approved           7 out of 7
               o    Approval of issuance overseas
                    Bonds with warrants
               o    Approval of convening 5th AGM and
                    agenda to be resolved

               o    Approval of corporate bonds
                    (public offering)
               o    Approval of transfer of future
3/15/2002           receivables to SPC for issuance of ABS   Approved           7 out of 7
               o    Approval of transaction with
                    DreamX.net

               o    Approval of amendment to policy
                    for operation of BOD
               o    Approval of amendment to policy
                    for internal audit committee
3/29/2002      o    To elect members of internal audit       Approved           4 out of 6
                    committee
               o    Approval of amendment to
                    remuneration policy for directors

                                                                                 Number of
                                                             Approved/      independent outside
Date                       Important Agenda                  Rejected       directors attended
----------                 ----------------                  ---------      -------------------
               o    To appoint the chairman

4/22/2002      o    Approval of corporate bonds              Approved           4 out of 6
                    (public offering)

               o    Approval of obtainment of
                    permission from the government of
                    long-distance and international call
9/12/2002           services                                 Approved           5 out of 6
               o    Approval of amendment to the
                    ceiling amount for transaction with
                    Hanaro Realty Development

               o    Appointment of Chairman of BOD
               o    Appointment of Representative
                    Director & Chairman of the Company
               o    Appointment of Acting Representative     The first
                    Director & CEO in the current            three items
                    absence of a CEO and until a new         were approved
                    CEO is appointed                         as proposed.

               o    Approval of foreign investment
                    into the Company                         The rest will
10/24/2002     o    Enactment of operational policy          be discussed       5 out of 5
                    for outside director nomination          at the later
                    committee                                time when
               o    Appointment of member of outside         terms and
                    director nomination committee            conditions of
               o    Approval of extraordinary                the deal are
                    shareholders meeting and its agenda      determined.
               o    Approval of acquisition of a major
                    stake in Powercomm
               o    Approval of CB issue

               o    Approval of foreign investment
                    into the Company
               o    Approval of new rights issue
               o    Enactment of operational policy
                    for outside director nomination
11/1/2002           committee                                Approved           4 out of 5
               o    Appointment of member of outside
                    director nomination committee
               o    Approval of extraordinary
                    shareholders meeting and its agenda

               o    Approval of increase in ceiling
11/8/2002           amount of external financing for FY2002  Approved           3 out of 5
               o    Approval of corporate bond issue

               o    Approval of foreign investment
                    inducement
12/30/2002     o    Approval for new rights issue
               o    Approval for stock purchase
               o    Approval for convertible bond issue      Approved           3 out of 5

                                                                                 Number of
                                                             Approved/      independent outside
Date                       Important Agenda                  Rejected       directors attended
----------                 ----------------                  ---------      -------------------
               o    Appointment of member of outside
                    director nomination committee
               o    Approval to call an extraordinary
                    shareholders meeting

               o    Approval of 2001 Business Report
               o    Approval of Financial Statements
                    for 2001
               o    Approval of Statements of
                    Disposition of Deficits                  Items 1-4 and
               o    Approval of 2003 Business Plan           Items 7-8
2/6/2003       o    Approval of broadband business           approved.          3 out of 5
                    transfer                                 Items 5-6 not
               o    ABS                                      reviewed.
               o    Appointment of member of outside
                    director nomination committee
               o    Approval to amend remuneration
                    policy for directors

2/17/2003      o    Approval for corporate bond issue        Approved           5 out of 5

               o    Approval to call for and  to
                    present agenda for the 6th
                    shareholder's meeting
               o    Approval of maximum amount for
2/25/2003           transactions with the largest            Approved           5 out of 5
                    shareholders and related parties
               o    Cancellation of Stock Purchase
                    Option Rights grant

               o    To appoint the chairman of BOD
                    members
               o    To appoint the chairman                  Items 1, 3,
3/28/2003      o    To elect members of internal audit       and 4 approved     6 out of 7
                    committee                                Item 2 not
               o    Approval of amendment to policy          reviewed
                    for operation of BOD

     (2)  Auditing System

          1)   Organization of Auditing System

          (a)  Constitution of Audit Committee ("AC")
               - Relevant articles for establishing an AC: Article 37-2 of the Company's Articles of Incorporation
               -    Formed on March 17, 2000.
               -    Responsibilities pursuant to the Company's charters on AC
                    o    Auditing of accounting and operation
                    o    Inspection of the Company's assets and operation
                    o    Inspection of reports to the Company's shareholders
                    o    Report to BOD about illegal action by the directors
                    o    Review External Auditor's Audit Report
                    o Call for convening extraordinary meetings of shareholders

          (b)  Organization of AC
               - Required members: Minimum of three persons (currently 4 members)
               -    Eligibility: Independent directors only
               -    Election of AC member: by a resolution of BOD
               -    Election of AC Chairman: by a majority vote of AC

          (c)  Access to the management information
               - Any member of the AC has a right to attend BOD meetings and request for additional information
               - Auditing team reviews all the important proposals regarding the Company's business plan, contracts or agreements and investments through electronic means. If necessary, the auditing team inspects legality and appropriateness.

          2)   Member of Audit Committee

Name                Position                         Experience
----                --------                         ----------
Sung Kyou Park      Outside Director and Chairman    The former Chairman and CEO of Daewoo
                    of AC                            Communications
Wung Hae Lee        Outside Director/Member of       Vice President of KPMG
                    Audit Committee
Yong Hwan Kim       Outside Director/Member of       A member of the Korean Bar and the
                    Audit Committee                  New York State Bar.
Sun Woo Kim         Outside Director/Member of       Director of Korea Broadcasting System
                    Audit Committee

Note) On Oct 1. 2002, the term of Dong Ki Kim's office as Outside Director and Member of Audit Committee expired.

3)   Convening Audit Committee

                                                             Approved/
Date                Agenda                                   Rejected           Remarks
---------           ------                                   ---------          -------
1/18/2002      o    Periodic audit on IT                     Approved
                    department

               o    Approval of preliminary
                    financial statement
               o    Approval of report on
3/11/ 2002          special audit on Hanaro                  Approved
                    Technology
               o    Appointment of outside
                    auditor

3/29/2002      o    Election of Independent                  Approved
                    Director and Chairman of AC

6/12/2002      o    Periodic audit on official               Approved
                    announcement department

               o    Approval of report on
                    evaluation of internal
                    accounting management system             Approved
10/10,/2002    o    Approval of periodic audit
                    report (3Q02): Chungchung and
                    Honam branch

               o    Approval of periodic audit
                    report (4Q02) : Network
                    operation and fixed asset
12/20/2002          management                               Approved
               o    Approval of periodic audit
                    plan for 2003

               o    Approval of audit report
                    for FY2002
               o    Approval of periodic audit
                    report (1Q03) : Hanaro T&I               Approved
2/21/2003      o    Approval of report on
                    evaluation of internal
                    accounting management system for
                    2H2002

3/28/2003      o    Election of Independent                  Approved
                    Director and Chairman of AC

     (3)  Descriptions on exercising voting rights at the shareholders' meeting

          1)   Collective voting: N/A

          2)   Electronic voting: N/A

     (4)  Executive compensation for directors and members of Audit Committee

          1) Maximum payment to directors and members of Audit Committee must be decided by resolution at shareholders' meeting
               -    Total amount paid for FY 2002: KRW 870 million
               -    Approved amount for FY 2002: KRW 1,900 million

          2)   Stock options granted to directors
               -    See "Stock Options"


2.   Status of Affiliated Companies and Other Companies

     (1)  Investments in the affiliated companies and other companies

          See "Investment in affiliated & other companies"

     (2)  SUMMARY FINANCIAL STATEMENTS OF AFFILIATED COMPANIES

Name: Dreamline Co., Ltd.

                                                         (Unit: millions of Won)

Description                                  2002          2001          2000
-----------                                --------      --------      --------
CURRENT ASSETS                               58,236        80,989        75,588
   Quick assets                              58,236        80,989        75,588
   Inventories                                   --            --            --
                                            -------       -------       -------

NON-CURRENT ASSETS                          505,437       507,660       510,391
   Investment assets                         75,123        88,495        99,308
   Property and equipment                   429,285       417,521       406,629
   Intangible assets                          1,029         1,644         4,454
   Deferred charges                              --            --            --
TOTAL ASSETS                                563,673       588,649       585,979
                                            -------       -------       -------
Current Liabilities                         270,896       125,029       118,243
Non-current Liabilities                      82,534       247,749       227,477
TOTAL LIABILITIES                           353,430       372,778       345,720
                                            -------       -------       -------
Capital Stock                               118,125       118,125       118,125
Capital Surplus                             179,662       179,662       179,662
   Capital reserves                         179,662       179,662       179,662
   Assets revaluation reserves                   --            --            --
Retained Earnings                           (87,541)      (81,912)      (57,527)
Capital Adjustments                              (3)           (3)           --
TOTAL SHAREHOLDERS' EQUITY                  210,243       215,872       240,260
                                            -------       -------       -------
Net Sales                                   153,391       139,740        82,390
                                            -------       -------       -------
Operating Income                             14,912       (44,975)        6,224
                                            -------       -------       -------
Ordinary Income                              (5,628)      (19,534)      (49,648)
                                            -------       -------       -------
Net Income                                   (5,628)      (20,087)      (49,648)
                                            -------       -------       -------

Name: Hanaro Realty Development & Management Co.

                                                         (Unit: millions of Won)

Description                                     2002         2001         2000
-----------                                    ------       ------       ------
CURRENT ASSETS                                  2,625        2,207        2,055
   Quick assets                                 2,608        2,146        2,024
   Inventories                                     17           61           31
                                               ------       ------       ------
NON-CURRENT ASSETS                              4,401        4,394        4,480
   Investment assets                               95           70           72
   Property and equipment                       4,306        4,324        4,408
   Intangible assets
   Deferred charges                                --           --           --

TOTAL ASSETS                                    7,026        6,601        6,535
                                               ------       ------       ------
Current Liabilities                             1,709        1,306        1,349
Non-current Liabilities                         2,401        2,570        2,585
TOTAL LIABILITIES                               4,110        3,876        3,934
                                               ------       ------       ------
Capital Stock                                   2,500        2,500        2,500
Capital Surplus                                    --           --           --
   Capital reserves                                --           --           --
   Assets revaluation reserves                     --           --           --
Retained Earnings                                 416          227          111
Capital Adjustments                                --           --          (10)
TOTAL SHAREHOLDERS' EQUITY                      2,916        2,727        2,601
                                               ------       ------       ------
Net Sales                                      15,809       15,027       10,531
                                               ------       ------       ------
Operating Income                                  212          125          (43)
                                               ------       ------       ------
Ordinary Income                                   263          176           44
                                               ------       ------       ------
Net Income                                        189          124           44
                                               ------       ------       ------

Name: Hanaro T&I Inc.

                                                             (Unit: KRW million)

Description                                   2002          2001          2000
-----------                                  ------        ------        ------
CURRENT ASSETS                                4,501         2,108         1,562
   Quick assets                               4,501         2,108         1,562
   Inventories                                   --            --            --
                                             ------        ------        ------
NON-CURRENT ASSETS                              429           305           341
   Investment assets                              2             1            --
   Property and equipment                       420           293           307
   Intangible assets                              7            11            34
   Deferred charges                              --            --            --
TOTAL ASSETS                                  4,930         2,413         1,903
                                             ------        ------        ------
Current Liabilities                           2,439         1,013           898
Non-current Liabilities                         895           518           158
TOTAL LIABILITIES                             3,334         1,531         1,056
                                             ------        ------        ------
Capital Stock                                 1,900           900           900
Capital Surplus                                  37            --            --
   Capital reserves                              37            --            --
   Assets revaluation reserves                   --            --            --
Retained Earnings                              (340)          (17)          (53)
Capital Adjustments                              --            --            --
TOTAL SHAREHOLDERS' EQUITY                    1,597           883           847
                                             ------        ------        ------
Net Sales                                    26,728        12,551        10,350
                                             ------        ------        ------
Operating Income                               (479)            3           (45)
                                             ------        ------        ------
Ordinary Income                                (323)           46             1
                                             ------        ------        ------
Net Income                                     (323)           36            --
                                             ------        ------        ------

Name: Hanaro Web(n)TV Co., Ltd.

                                                      (Unit: in millions of Won)
Description                                   2002          2001          2000
-----------                                  ------        ------        ------
CURRENT ASSETS                                2,243         2,254         2,550
   Quick assets                               2,243         2,254         2,550
   Inventories                                   --            --            --
                                             ------         -----         -----
NON-CURRENT ASSETS                            4,555         4,080         3,662
   Investment assets                            951           426           117
   Property and equipment                     3,595         3,642         3,545
   Intangible assets                              9            12            --
   Deferred charges                              --            --            --
TOTAL ASSETS                                  6,798         6,334         6,212
                                             ------         -----         -----

Current Liabilities                             777         1,497         1,976
Non-current Liabilities                         367           609           622
TOTAL LIABILITIES                             1,144         2,106         2,598
                                             ------         -----         -----

Capital Stock                                 6,050         5,500         5,500
Capital Surplus                                  --            --            --
   Capital reserves                              --            --            --
   Assets revaluation reserves                   --            --            --
Retained Earnings                              (395)       (1,274)       (1,886)
Capital Adjustments                              --            --            --
TOTAL SHAREHOLDERS' EQUITY                    5,655         4,226         3,614

Net Sales                                    10,200         8,039         6,395
                                             ------         -----         -----
Operating Income                              1,048           226         1,215
                                             ------         -----         -----
Ordinary Income                               1,153           339         1,198
                                             ------         -----         -----
Net Income                                      878           423          (402)
                                             ------         -----         -----

Name: Hanaro Telecom America Co., Ltd.

                                                                     (Unit: US$)

Description                                   2002          2001          2000
-----------                                ---------     ---------     ---------
CURRENT ASSETS                             1,657,389       536,906       257,820
   Quick assets                            1,657,389       536,609       257,820
   Inventories                                    --            --            --
                                           ---------       -------       -------

NON-CURRENT ASSETS                             8,499         9,166        10,000
   Investment assets                              --            --            --
   Property and equipment                         --            --        10,000
   Intangible assets                           8,499         9,166            --
   Deferred charges                               --            --            --
TOTAL ASSETS                               1,665,888       546,072       267,820
                                           ---------       -------       -------

Current Liabilities                        1,315,325       452,276       243,914
Non-current Liabilities                           --            --            --
TOTAL LIABILITIES                          1,315,325       452,276       243,914
                                           ---------       -------       -------

Capital Stock                                 20,000        20,000        20,000
Capital Surplus                                   --            --            --
   Capital reserves                               --            --            --
   Assets revaluation reserves                    --            --
Retained Earnings                            330,563        73,796         3,906
Capital Adjustments                               --            --            --
TOTAL SHAREHOLDERS' EQUITY                   350,563        93,796        23,906
                                           ---------       -------       -------

Net Sales                                  9,168,615     3,639,754       397,348
                                           ---------       -------       -------
Operating Income                             329,239       109,927         5,160
                                           ---------       -------       -------
Ordinary Income                              329,239       109,927         3,906
                                           ---------       -------       -------
Net Income                                   248,951        69,927         3,906
                                           ---------       -------       -------

Name: M-Commerce

                                                      (Unit: in millions of Won)

Description                                     2002         2001         2000
-----------                                    ------       ------       ------
CURRENT ASSETS                                    639          842        1,056
   Quick assets                                   476          514          317
   Inventories                                    163          328          739
                                               ------       ------       ------

NON-CURRENT ASSETS                              3,341        5,487        5,886
   Investment assets                               15          873          873
   Property and equipment                         949        1,673        2,101
   Intangible assets                            2,377        2,941        2,912
   Deferred charges                                --           --           --
TOTAL ASSETS                                    3,980        6,329        6,942
                                               ------       ------       ------

Current Liabilities                             7,202        7,411        3,968
Non-current Liabilities                           560          568           --
TOTAL LIABILITIES                               7,762        7,978        3,968
                                               ------       ------       ------

Capital Stock                                      50        7,906        7,100
Capital Surplus                                    --           --           --
   Capital reserves                                --           --           --
   Assets revaluation reserves                     --           --           --
Retained Earnings                              (3,723)      (9,445)      (4,028)
Capital Adjustments                              (110)        (110)         (98)
TOTAL SHAREHOLDERS' EQUITY                     (3,783)      (1,650)       2,974
                                               ------       ------       ------

Net Sales                                       1,880        1,522        3,152
                                               ------       ------       ------
Operating Income                               (1,577)      (4,525)      (4,001)
                                               ------       ------       ------
Ordinary Income                                (2,345)      (5,495)      (4,028)
                                               ------       ------       ------
Net Income                                     (2,345)      (5,495)      (4,028)
                                               ------       ------       ------

Name: Hanaro 800 Co., Ltd.

                                                      (Unit: in millions of Won)

Description                                     2002         2001         2000
-----------                                    ------       ------       ------
CURRENT ASSETS                                      1           34          102
   Quick assets                                     1           34          102
   Inventories                                     --           --           --
                                                 ----         ----         ----
NON-CURRENT ASSETS                                142          142          181
   Investment assets                               10           10           49
   Property and equipment                          96           96           96
   Intangible assets                               36           36           36
   Deferred charges                                --           --           --
TOTAL ASSETS                                      143          176          283
                                                 ----         ----         ----
Current Liabilities                                20           11           18
Non-current Liabilities                            33           33           --
TOTAL LIABILITIES                                  53           44           18
                                                 ----         ----         ----
Capital Stock                                     340          340          340
Capital Surplus                                   350          350          350
   Capital reserves                               350          350          350
   Assets revaluation reserves                     --           --           --
Retained Earnings                                (600)        (558)        (425)
Capital Adjustments                                --           --           --
TOTAL SHAREHOLDERS' EQUITY                         90          132          265
                                                 ----         ----         ----
Net Sales                                           2           32            2
                                                 ----         ----         ----
Operating Income                                  (42)        (175)        (412)
                                                 ----         ----         ----
Ordinary Income                                   (42)        (157)        (413)
                                                 ----         ----         ----
Net Income                                        (42)        (413)        (413)
                                                 ----         ----         ----

Name: Korea Digital Media Center (KDMC)

                                                      (Unit: in millions of Won)

Description                                     2002         2001
-----------                                    ------       ------
CURRENT ASSETS                                  1,333          344
   Quick assets                                 1,333          344
   Inventories                                     --           --
                                                -----         ----
NON-CURRENT ASSETS                                 70           35
   Investment assets                               30           27
   Property and equipment                          40            8
   Intangible assets
   Deferred charges                                --           --
TOTAL ASSETS                                    1,403          379
                                                -----         ----
Current Liabilities                                16            5
Non-current Liabilities                            11
TOTAL LIABILITIES                                  27            5
                                                -----         ----
Capital Stock                                   2,020          480
Capital Surplus
   Capital reserves
   Assets revaluation reserves                     --           --
Retained Earnings                                (621)        (106)
Capital Adjustments                               (24)          --
TOTAL SHAREHOLDERS' EQUITY                      1,375          374
                                                -----         ----
Net Sales                                          --           --
                                                -----         ----
Operating Income                                 (585)        (108)
                                                -----         ----
Ordinary Income                                  (514)        (106)
                                                -----         ----
Net Income                                       (514)        (106)
                                                -----         ----

Name: NAWANET Co., Ltd.

                                                      (Unit: in millions of Won)

Description                                     2002         2001         2000
-----------                                    ------       ------       ------
CURRENT ASSETS                                    421          632        1,164
   Quick assets                                   421          632        1,164
   Inventories                                     --           --           --
                                               ------       ------       ------
NON-CURRENT ASSETS                                292          418          542
   Investment assets                               15           15           --
   Property and equipment                          56           73          102
   Intangible assets                              221          330          440
   Deferred charges                                --           --           --
TOTAL ASSETS                                      713        1,051        1,706
                                               ------       ------       ------
Current Liabilities                                 2           16            5
Non-current Liabilities                            --           --           --
TOTAL LIABILITIES                                   2           16            5
                                               ------       ------       ------
Capital Stock                                      47           47           47
Capital Surplus                                 2,023        2,023        2,023
   Capital reserves                             2,023        2,023        2,023
   Assets revaluation reserves                     --           --           --
Retained Earnings                              (1,359)      (1,036)        (369)
Capital Adjustments                                --           --           --
TOTAL SHAREHOLDERS' EQUITY                        711        1,035        1,701
                                               ------       ------       ------
Net Sales                                          --           25            1
                                               ------       ------       ------
Operating Income                                 (171)        (687)        (419)
                                               ------       ------       ------
Ordinary Income                                  (323)        (666)        (369)
                                               ------       ------       ------
Net Income                                       (323)        (666)        (369)
                                               ------       ------       ------

Name: Webforus Co., Ltd.

                                                      (Unit: in millions of Won)

Description                                     2002         2001         2000
-----------                                    ------       ------       ------
CURRENT ASSETS                                      9           96          212
   Quick assets                                     9           96          212
   Inventories                                     --           --           --
                                                 ----          ---          ---
NON-CURRENT ASSETS                                 --          180           72
   Investment assets                               --            1            1
   Property and equipment                          --           19            9
   Intangible assets                               --          159           62
   Deferred charges                                --           --           --
TOTAL ASSETS                                        9          276          285
                                                 ----          ---          ---
Current Liabilities                                --            9           18
Non-current Liabilities                            --           --           --
TOTAL LIABILITIES                                  --            9           18
                                                 ----          ---          ---
Capital Stock                                     250          250          250
Capital Surplus                                    --           --           --
   Capital reserves                                --           --           --
   Assets revaluation reserves                     --           --           --
Retained Earnings                                -240           17           17
Capital Adjustments                                (1)          (1)          (1)
TOTAL SHAREHOLDERS' EQUITY                          9          267          267
                                                 ----          ---          ---
Net Sales                                         148          338          264
                                                 ----          ---          ---
Operating Income                                 -302            1           10
                                                 ----          ---          ---
Ordinary Income                                  -258            1           12
                                                 ----          ---          ---
Net Income                                       -258            1           11
                                                 ----          ---          ---

Name: Hanaro Dream Inc..

                                                      (Unit: in millions of Won)

Description                                     2002         2001
-----------                                    ------       ------
CURRENT ASSETS                                 16,941        5,019
   Quick assets                                16,939        5,019
   Inventories                                      2           --
                                               ------       ------
NON-CURRENT ASSETS                              2,188          509
   Investment assets                              556           14
   Property and equipment                       1,215          304
   Intangible assets                              417          191
   Deferred charges                                --           --
TOTAL ASSETS                                   19,129        5,528
                                               ------       ------
Current Liabilities                            13,684        1,462
Non-current Liabilities                           290          113
TOTAL LIABILITIES                              13,974        1,575
                                               ------       ------
Capital Stock                                   4,034        3,882
Capital Surplus                                    --           --
   Capital reserves                                --           --
   Assets revaluation reserves                     --           --
Retained Earnings                               1,121           70
Capital Adjustments                                --           --
TOTAL SHAREHOLDERS' EQUITY                      5,155        3,952
                                               ------       ------
Net Sales                                      43,444       10,743
                                               ------       ------
Operating Income                                1,306          -42
                                               ------       ------
Ordinary Income                                 1,503          103
                                               ------       ------
Net Income                                      1,051           74
                                               ------       ------

3.   Investments in the affiliated companies (As of the end of December 2002)

     1)   Investment in affiliated companies

                                                                      (Unit: KRW million)
                                 Number of
Description                    Shares owned     Ownership     Acquisition     Remarks
-----------                    ------------     ---------     -----------     ----------
Hanaro Realty Development &       499,998          99.9%          2,500       Subsidiary
Management Co., Ltd.
Hanaro T&I Inc.*                  379,996          99.9%          1,900       Subsidiary
Hanaro Web(n)TV Co., Ltd.         550,000          90.9%         17,309       Subsidiary
Hanaro Telecom America, Inc.        2,000         100.0%             23       Subsidiary
M-Commerce                         91,155          30.3%             --       Subsidiary
Hanaro Technology**                    --            --              --
Dreamline Co., Ltd.             7,601,869          32.2%         40,796       Subsidiary
NAWANET Co., Ltd.                   9,500          20.0%             --       Subsidiary
Hanaro 800 Co., Ltd.              200,000          29.4%             --       Subsidiary
KDMC                              500,000          24.8%            500       Subsidiary
Webforus Co., Ltd.                  5,000         20.00%             --       Subsidiary
                                ---------         -----          ------
     TOTAL                      9,839,518            --          63,028
                                =========         =====          ======

----------
* Hanaro T&I is a merged company between Hanaro Customer Service and Hanaro Interdesk.
** On August 2, 2002, Hanaro Telecom transferred all its share in Hanaro Technologies, Inc to OTC Technologies inc, OHC inc, and Heeun Kim.

     2)   Investment in others

                                                       (Unit: in thousands of Won)

                                        Number of                      Acquisition
Description                           Shares owned    Ownership (%)       Cost
-----------                           ------------    -------------    -----------
LG Telecom                             1,035,652           0.37         4,505,086
Net Security Technology, Inc             264,000           2.35           166,320
IMRI, Inc.                                40,000           0.63            63,600
Media Valley, Inc.                       180,000           5.44           255,877
Korea Information Assurance, Inc.         20,000           0.47           100,000
C.C.S                                    300,000           10.0         4,500,000
Cosmo I&C                                 38,000           10.0           600,000
Chungnam Cable TV system                  48,000            3.0           600,000
Doall Infotech Co., Ltd.                  20,160           10.8            83,667
Neo Media, Inc                           176,000            8.8                --
CCR                                      890,000           9.55         1,780,000
HanaSave                                      --             --                --
Paper Us, Inc                             18,500           9.99           199,800
Silicon Valley News Inc.                 500,000           4.42                --
Entertech, Inc.                           17,281           11.8            41,120

                                        Number of                      Acquisition
Description                           Shares owned    Ownership (%)       Cost
-----------                           ------------    -------------    -----------
Internet Metrics, Inc.                    150,000           3.0            34,330
InterVEG, Inc                             200,000          4.61            53,836
Digital Rank, Inc                          60,000          9.26           300,000
*TYZEM, Inc.                               78,258          3.26           499,990
Cyworld, Inc.                               1,394           0.6             3,297
Dauinternet, Inc.                           8,878          0.71         1,099,986
IMNet21, Inc                                7,200          1.87                --
RTVPlus, Inc                               13,400           5.0                --
KINX, Inc.                                 10,000          6.67            50,000
CEO Bank, Inc.                              1,200          1.07            30,000
Ilshin Leisure, Inc.                            2          0.01             2,000
Engineering Benevolent Association            100          0.03            14,143
KDBC - Hanaro Interventure Fund                31          31.0         3,100,000
Hanafos (ABS)                                  40           2.0               200
Hanadream (ABL)                               100           5.0               500
                                       ----------         -----        ----------
     TOTAL                              4,078,196            --        18,083,752
                                       ==========         =====        ==========

----------
* KRW 240 million worth of C.C.S.'s corporate bonds, KRW9,000 million worth of Hanafos ABS's corporate bonds, KRW400 million of SmileAgain ABS's corporate bonds, KRW200 million Hanvit Prime ABS's corporate bond, and KRW300 million Drimple ABS's corporate bonds (2nd) are included in Investment Securities on the balance sheet.
**   GameVenture changed its name to CCR.

VI.  INFORMATION REGARDING SHARES AND SHAREHOLDERS

     1.   Ownership Structure

          A)   Detailed Information regarding the Largest Shareholder

                                                       (As of December 31, 2002)

     Description              Type of Stock     Number of Shares       Ownership
     -----------              -------------     ----------------       ---------
     Dacom Corporation        Common share         19,754,656            7.07%
     LG Electronics Inc.      Common share                  0            0.00%
     LGEI                                          11,175,047            4.00%
     LG Telecom Co., Ltd.     Common share          5,397,574            1.93%
     SQ Technologies          Common share              5,000            0.01%
     Boomin Savings           Common shares            22,500            0.01
                                                   ----------           -----
          Total                                    36,354,777           13.02%
                                                   ==========           =====

----------
* Hanaro issued bonds with warrants ("BW") on March 6, 2001, and a portion of the warrants was exercised 5 times from March 20, 2002 to March 29, 2002 period. Upon the exercise of the warrants, 15,322,680 new shares were issued. The total number of outstanding shares of the Company increased to 279,322,680 as of December 31, 2002 from 264,000,000 at the beginning of the year, thereby decreasing proportionally the number of shares held by the above shareholders.
*    Dacom System Technology changed its name to SQ Technology.


     (2)  Major shareholders (with 5% or more shareholding) (As of Dec 31, 2002)

                                                       (As of December 31, 2002)

     Description                   Type of Stock     Number of Shares       Ownership
     -----------                   -------------     ----------------       ---------
     Samsung Electronics Co., Ltd  Common share         23,542,281            8.43%
     SK Telecom                    Common share         15,117,710            5.41%
                                                        ----------           -----
          Total                                         38,695,991           13.84%
                                                        ==========           =====

     (2)  Ownership by institutions

                                                              (As of December 31, 2002)
                                    # of
                                Shareholders    Percentage    # of Shares    Percentage
                                ------------    ----------    -----------    ----------
     Government                         10          0.01%         127,032        0.05%
     State-Owned                        57          0.04%       4,447,295        1.59%
     Security Houses                   406          0.27%      65,260,732       23.36%
     Insurance Companies                 1          0.00%       8,025,156        2.87%
     Investment Trust                   --          0.00%              --        0.00%
     Commercial Banks                   39          0.03%       4,924,686        1.76%
     Merchant Bank                       4          0.00%          41,784        0.01%
     Mutual Savings & Finance
        Companies                       --          0.00%              --        0.00%
     Other Institutions                170          0.11%      45,750,433       16.38%
     Individuals                   150,275         99.44%     135,575,976       48.54%
     Foreigners                        154          0.10%      15,169,586        5.43%
                                   -------        ------      -----------      ------
          Total                    151,116        100.00%     279,322,680      100.00%
                                   =======        ======      ===========      ======

----------
* Due to the fact that the list of shareholders is updated only at the end of year, any changes in shareholding since the end of 2002 to date are not available. The table above is compiled based on the list as of December 31, 2002.

     (4) Ownership by Minor Shareholders, Major Shareholders and Other Shareholders (As of December 31, 2002)


                                # of
                            shareholders    Ownership    # of shares    Ownership
                            ------------    ---------    -----------    ---------
     Minor Shareholder
        (Total)                151,101        99.99%     178,496,273      63.30%
     Major Shareholder               8         0.01%      36,364,853      13.02%
        Others                       7         0.00%      64,461,554      23.68%
                               -------       ------      -----------     ------
          Total                151,116       100.00%     279,322,680     100.00%
                               =======       ======      ===========     ======

----------
* Due to the fact that the list of shareholders is updated only at the end of year, any changes in shareholding since the end of 2002 to date are not available. The table above is compiled based on the list as of December 31, 2002.

2.   Information on shares and share certificates

     1)   Preemptive right

          (a) Except as otherwise provided for in the Articles of Incorporation, each shareholder of the Company shall have preemptive rights to subscribe for any new shares to be issued by the Company in proportion to its shareholding ratio.

          (b) If any shareholder waives or forfeits its preemptive rights, then such waived or forfeited share shall be disposed of in accordance with the resolution of the Board of Directors of the Company.

          (c) Notwithstanding the provisions of the foregoing paragraph (a), the Company may, by resolution of the Board of Directors, allocate such new shares to any persons other than existing shareholders in the following situations:

               - If new shares are subscribed by the public or by certain subscribers pursuant to the Securities and Exchange Act;
               - If new shares are offered to the public in the form of an increase of paid-in capital by means of a general public offer pursuant to a resolution of the Board of Directors, in accordance with the Securities and Exchange Act;
               - If new shares are allotted to the members of employee shareholders association in accordance with the relevant provisions of the Securities and Exchange Act;
               -    If new shares are issued in the form of depositary receipts
                    (DR) in accordance with the Securities and Exchange Act;
               - If new shares are issued to any person exercising stock option rights conferred pursuant to Article 189-4 of the Securities and Exchange Act; or
               - If new shares are issued to a foreign telecommunication company that has completed the foreign investment procedures or foreign financial/investment institution for the purpose of strategic alliance in relation to the business.

          (d) Except as otherwise amended by resolution of the Board of Directors, the Company shall, for the first five fiscal years after incorporation of Company, issue new shares in accordance with the capital increase plan under the Initial Business plan as defined in Article 41, Paragraph 1 hereof. The subscription amount for the new shares shall be decided by resolution of the Board of Directors. The Company may, however, issue any part or all of such new shares at the market price. Provided, however, that the subscription amount for shares initially allotted to the employee stock ownership association shall be the par value of shares.

          (e) In case the Company issues new shares through right issues, bonus issues and stock dividends, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purposes of distribution of dividends for such new shares.

     (2)  Fiscal year

          - The fiscal year of the Company shall begin on the first (1) day of each year and end on the thirty-first (31) day of December of the same year.

     (3)  General shareholders' meeting

          - The general shareholders meeting shall be held within three (3) months after the closing of each fiscal year.

     (4)  Closure of shareholders register and setting of record date

          - The Company shall suspend alteration of entries in the register of shareholders, registration of pledges, creation and cancellation of trust property from the day following the last day closing of each accounting period till the closing date of the annual ordinary general shareholders meeting.

          - The Company shall entitle every shareholder on its shareholders' list as of the last day of each fiscal year to vote at the meeting of the annual ordinary general shareholders meeting held for such fiscal year.

          - The Company may suspend alteration of entries in the register of shareholders for a period not exceeding three (3) months or set a record date when necessary for convening an extraordinary general meeting of shareholders or for other reasons, in accordance with a resolution of the board of directors. The Company may suspend the alteration of entries in the registry of shareholders and at the same time set a record date, when considered necessary by the board of directors.

          - The Company shall give public notice of the period and dates referred to in preceding Paragraph (3) at least two weeks in advance of the commencement of the period and of the occurrence of such date.

     (5)  Class of shares and denomination of share certificates

          - The shares issued by the Company shall be nominative common shares, which shall be represented by share certificates in fifteen (8) denominations: One (1), Five (5), Ten (10), Fifty
               (50), One Hundred (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000).

     (6)  Shares register and transfer agent

          -    For domestic : Korea Securities Depositary (Tel: 3774-3000)

          -    For ADR holders : Deutsche Bank (Tel: 852-2203-7850)

     (7)  Public notice

          - Public notice of the Company shall be made by publishing them in "The Korea Daily", a daily newspaper published in Seoul, Korea.


3.   Stock performance during last six (6) months.

     (1)  Domestic

                                                        (Unit: KRW, thousands of share)

Description            December    November    October    September    August     July
-----------            --------    --------    -------    ---------    ------    ------
KOSDAQ    High           3,760        3,900      4,210       5,100      5,030     5,170
          Low            3,210        3,210      3,410       3,400      4,340     4,450

Monthly trading
      volume            91,291      122,229     91,749      62,601     38,977    95,461

     (2)  Overseas

                                                                       (Unit: US$, ADR)

Description            December    November    October    September    August     July
-----------            --------    --------    -------    ---------    ------    -------
NASDAQ    High          3.0400       3.0500     3.2400       4.0290    4.0100     4.1900
          Low           2.5500       2.5200     2.5000       2.7800    3.5000     3.2210
Monthly trading
   volume               68,400       71,679     39,500      108,300    88,400    123,000

VII. INFORMATION ON DIRECTORS, OFFICERS & EMPLOYEES

1.   Directors and executive officers

     (1)  Directors and Officers (As of March. 31, 2003)


Name                                    Position
----                                    --------
In-Haeng Lee        Representative Director and Senior Executive Vice President

Jin-Duck Kim        Executive Vice President

Young-Woo Nam       Non-standing Director

Soonho Hong         Non-standing Director

Shin-Bae Kim        Outside Director

Sung Kyou Park      Outside Director & member of Audit Committee

Hang-Gu Bahk        Outside Director

Yong Hwan Kim       Outside Director & member of Audit Committee

Wung Hae Lee        Outside Director & member of Audit Committee

Sun Woo Kim         Outside Director & member of Audit Committee

Sa Hyeon Seo        Outside Director

Jong-Myung Lee      Senior Executive Vice President

Jin-Ha Kim          Executive Vice President

Hong Yeol Joo       Senior Vice President

Jin-Woong Kho       Senior Vice President

Hyung-Keun Song     Senior Vice President

Young Ho Cho        Senior Vice President

Kyoung Lim Yun      Senior Vice President

Taek Min Kwon       Senior Vice President

Matt Ki Lee         Vice President

Sung-Chan Son       Vice President

Gab Seok Oh         Vice President

Hyun Chul Shin      Vice President

----------
* The total amount of salaries paid in 2002 was KRW869.9 million and the average salary per director as of December 31, 2002 was KRW86.9 million.
* Salaries were paid to only 10 registered directors including resigned directors.
* The total amount of salaries paid in 2002 to non-registered directors and officers was KRW1.457 billion and the average salary per person was KRW112.07 million.

     (2) Changes in the status of registered director after book closing December 31, 2002.

     Name                                 Position                        Remark
--------------      ----------------------------------------------   ---------------
Yun-Sik Shin        Director, Chairman and Chief Executive Officer   Resigned
Young-Woo Nam       Non-standing Director                            Reappointed
Sung Kyou Park      Outside Director & member of Audit Committee     Reappointed
Yong Hwan Kim       Outside Director & member of Audit Committee     Reappointed
Wung Hae Lee        Outside Director & member of Audit Committee     Reappointed
Sun Woo Kim         Outside Director & member of Audit Committee     Newly appointed
Sa Hyeon Seo        Outside Director                                 Newly appointed

     (3)  Officers holding post in subsidiary (As of March 31, 2003)

                                                             Subsidiary
                                             -----------------------------------------
    Name                  Title                   Name           Title       Remarks
------------     ------------------------    ---------------   --------   ------------
Jin-Duck Kim     Executive Vice President    Hanaro T&I Inc.   Director   Non-standing

2.   Employees (As of December 31, 2002)

                                                            (Unit: KRW millions)

                                                           Amount of Total Wages
Description            Employee          Others(1)             paid in 2002
-----------            --------          ---------         ---------------------
Male                     1,376               45                    74,261
Female                      84               71                     3,107
                         -----              ---                    ------
Total                    1,460              116                    77,668
                         =====              ===                    ======

3.   Labor Union

        Description                      Details                   Remark
----------------------------     -----------------------     -------------------
Eligibility                      Senior manager and blow
Number of registered members     50                          As of Feb. 21, 2003
Number of standing member        None
Affiliation                      Korea Labor Union
Date of establishment            February 14, 2002

VII. MATERIAL TRANSACTIONS WITH RELATED PARTIES

1.   Transactions with major shareholders

     A)   Investment Details

Shareholders                    Face Value (KRW million)   Balance (KRW million)
------------                    ------------------------   ---------------------
LG Telecom.                              5,396                      5,396
Dreamline                               39,630                     39,530
Hanaro Realty Development                2,500                      2,500
Hanaro T&I                               1,900                      1,900
Hanaro Web(n)TV                         17,309                     17,309
M commerce                               5,100                      5,100
KDMC                                        --                        500
                                        ------                     ------
     Total                              71,735                     72,235
                                        ======                     ======

     B)   Real estate rent

                                                                          (Unit: Square yard, in thousands of Won)

                                                                                         Rental details
                                                            Increase in      -------------------------------------
                                                           rental space        Term of
Shareholders                Type          Location         (Square yard)       contract        Deposit       Rent
------------              --------     ---------------     -------------     -------------    ---------     ------
Dacom Corporation         Building     Dong-Ku,                        -     Jul 1, '02 -             -        128
                                       Pusan                                 Jun. 30, '03
                          Building     Youngdeungpo-Ku,                -     Aug. 7, '99 -      210,080          -
                                       Seoul                                 Dec. 31, '04
                          Building     Namdong-Ku,                     -     May 27, '98 -    1,966,800          -
                                       Inchon                                May 26, '03
                          Building     Kwachoen                        -     Jul. 10, '98 -     188,000          -
                                       Kyunggi                               Jul. 9, '03
                          Building     Dong-Ku,                        -     May 27, '98 -    1,500,114          -
                                       Pusan                                 May 26, '03
                          Building     Pyungtak,                             Aug. 17, '01 -     112,800          -
                                       Kyunggi                               Aug. 16, '03
                          Building     Jungeup,                              Aug. 17, '01 -      78,000          -
                                       Jeonbook                              Aug. 16, '03
                          Building     Icheon,                               Aug. 17, '01 -     100,000
                                       Kyunggi                               Aug. 16, '03
                          Building     Namwon,                               Sep. 19, '01 -      28,410          -
                                       Jeonbook                              Sep. 18, '03
                          Building     Milyang,                              Sep. 14, '01 -      20,000         90
                                       Kyungnam                              Sep. 13, '03

                                                                          (Unit: Square yard, in thousands of Won)

                                                                                         Rental details
                                                            Increase in      -------------------------------------
                                                           rental space        Term of
Shareholders                Type          Location         (Square yard)       contract        Deposit       Rent
------------              --------     ---------------     -------------     -------------    ---------     ------
                          Building     Koori,                                Sep. 20, '01 -     186,830
                                       Kyunggi                               Sep. 19, '03
LG Telecom                Building     Nam-Ku,                         -     Jan. 1, '03 -            -      1,000
                                       Kwangjoo                              Dec. 31, '03
                          Building     Suwon,                                Dec. 21, '02 -       3,000        900
                                       Kyunggi                               Dec. 20, '03
                          Building     Yeonje-Ku,                      -     May. 27, '02 -       4,267        500
                                       Pusan                                 May. 26, '03
LG Industrial Systems     Building     Sasang-Ku,                      -     Mar. 01, '01 -   1,000,000
                                       Pusan                                 Feb. 28, '06
Powercomm                 Building     Kimhae,                         -     Jul. 01, '00 -           -      1,600
                                       Kyungnam                              Jun. 30, '03
Dreamline Co., Ltd.       Building     Chunahn,                     32.0     Jul. 16, '02 -      38,000     14,400
                                       Chungnam                              Jul. 15, '04
                          Building     Eujongbu,                    19.4     Jul. 16, '02 -      48,000      4,800
                                       Kyunggi                               Jul. 15, '04
                          Building     Nobyun,                       1.5     Aug. 27, '02 -       2,250        800
                                       Daegu                                 Aug. 26. '03
                          Building     Songhyun                      1.5     Aug. 27, '02 -       2,250        800
                                       Daegu                                 Aug. 26. '03
                          Building     Youngdeungpo-Ku,             12.3     Sep. 3, '02 -       43,000      3,200
                                       Seoul                                 Sep. 2, '04
                          Building     Mokpo si,                    13.7     Sep. 3, '02 -       16,000      2,400
                                       Jeonnam                               Sep. 2, '04
                          Building     Haundae,                      5.0     Sep. 3, '02 -       12,500      1,600
                                       Busan                                 Sep. 2, '04
                          Building     Anyang,                      13.0     Oct. 16, '02 -      28,600      7,750
                                       Kyunggi                               Dec. 31, '03
                          Building     Seongnam,                     7.8     Oct. 25, '02 -      17,160      7,592
                                       Kyunggi                               Dec. 31, '03
                                                                   -----                      ---------     ------
     Total                                                         106.2                      5,606,061     47,560
                                                                   =====                      =========     ======

     C)   Long term Contracts

                                                                                       (Unit: in billions of Won)
                                           Term of            Object of
   Shareholders     Type of contract       Contract           contract        Amount             Remarks
------------------  ----------------    --------------     ---------------    ------     ------------------------
LG Capital          Long-term Lease     Jun. 26, '01       LG Electronics'               A capital lease contract
Services Corp.      Contract            - Jun. 30, '03     products               50     in aggregate amount up
                                                                                         to a ceiling committed.
                                                                                         Draw down to be
                                                                                         contracted and executed
                                                                                         from the demand of HTI.

                    Long-term                              Telecom                       The total contract
Dacom Corporation   interconnection     Jan. 1, '03 -      equipments and         54     amount is not the amount
                    agreement           Dec. 31, '03       interconnection               stated in the contract.
                                                                                         Rather, it is an
                                                                                         estimate of maximum
                                                                                         transaction amount for
                    Long-term                                                            the full year approved
Powercomm           interconnection     Jan. 1, '03 -      Telecom               100     at the board of
                    agreement           Dec. 31, '03       equipment lease               directors meeting.

                                                                                       (Unit: in billions of Won)
                                           Term of            Object of
   Shareholders     Type of contract       Contract           contract        Amount             Remarks
------------------  ----------------    --------------     ---------------    ------     ------------------------
                    Long-term                                                            Considering frequency
Hanaro T&I          interconnection     Jan. 1, '03 -      Customer service       50     and amount of contract
                    agreement           Dec. 31, '03                                     less than the limit of
                                                                                         corporate disclosure,
                                                                                         date of transaction is
                                                                                         set on the date of board
                                                                                         resolution and
                                                                                         transaction period as
                                                                                         the full year of 2003.

                    Long-term           Jan. 1, '02 -      Telecom equipment
Dacom               interconnection     Dec. 31, '02       lease and            68.2
                    agreement                              interconnection

                    Long-term
Powercomm           interconnection     Jan. 1, '02 -      Telecom              67.9
                    agreement           Dec. 31, '02       equipment lease               The transaction amount
                                                                                         is the total transaction
                    Long-term                                                            amount for the full year
Hanaro T&I          interconnection     Jan. 1, '02 -      Customer service     27.3     2002.
                    agreement           Dec. 31, '02

                    Long-term
Hanarodream         interconnection     Jan. 1, '02 -      Contents             29.2
                    agreement           Dec. 31, '02       development
                                                                               -----
     Total                                                                     462.6
                                                                               =====

     D) Transfer of Business with Major Shareholders See "Transfer of Business with Major Shareholders"

2.   Transactions with shareholders, employees and others

     A)   Real estate rent

                                                                          (Unit: Square yard, in thousands of Won)

                                                                                         Rental details
                                                            Increase in      -------------------------------------
                                                           rental space        Term of
    Name                    Type          Location         (Square yard)       contract        Deposit       Rent
------------              --------     ---------------     -------------     -------------    ---------     ------
SKT Corporation           Building     Bundang-Ku,                     -     May 3, '99 -     2,061,900          -
                                       Sungnam                               May 2, '04
                          Building     Dalseo-Ku,                      -     Apr. 11, '02 -           -        780
                                       Daeku                                 Apr. 10, '03
                          Building     Jung-Ku                         -     Mar.5, '02 -       520,000          -
                                       Daejeon                               Mar.4, '04
                          Building     Dong-Ku                               Aug. 27, '02 -      50,000        493
                                       Kwangju                               Aug. 26, '03
                                                                                              ---------      -----
     Total                                                                                    2,631,900      1,273
                                                                                              =========      =====

IX.  NOTES TO FINANCIAL STATEMENTS

1.   Details of Deposits and etc.

                                                                                        (Unit: KRW million)
                                                                      Interest
                                                     Outstanding       income
Title of Account   Name of Financial Institution       Balance        incurred      Collateral      Remarks
----------------   -----------------------------     -----------      --------      ----------      -------
Cash and Cash       Korea Investment Trust Co.,         40,000
equivalent          Ltd.
                    Hyundai Investment Trust &          39,254
                    Securities
                    CJ Investment Trust &               30,515
                    Securities
                    Mirae Asset Securities              27,903
                    Kookmin (Housing &
                    Commercial) Bank                    26,740
                    Woori Bank                          14,534
                    Others                              99,565
                                                       -------
                    Sub total                          278,511
                                                       -------

Restricted cash     Korea Exchange Bank                    2.5
and deposits        Kookmin (Housing &
                    Commercial) Bank                       2.5
                                                       -------
                    Sub total                              5.0
                                                       -------
Other deposits      Kookmin (Housing &
                    Commercial) Bank                    49,900
                    Korea Exchange Bank                 28,556
                    Industrial Bank of Korea            19,000
                    Hana Bank                            8,200
                    Woori Bank                           8,000
                    Others                              18,067
                    Sub total                          131,723
                                                       -------
                       Total                           410,239
                                                       =======

----------
* Interest income from the above deposits amounts to KRW21,717,320.

2.   Marketable Securities

                                                                             (Unit: KRW)
                                                                              Evaluated
                        Type             Acquisition cost     Book value     profit/loss
               ---------------------     ----------------     ----------     -----------
Securities     Investment securities        25,000,000        17,629,654      -2,828,186
   Total                                    25,000,000        17,629,654      -2,828,186

3.   Details of Inventories


                                                                                 (Unit: KRW million)

                                  Beginning    Purchase     Sales     Book     Evaluation    Ending
             Item                  Balance      in FY02    in FY02    value       loss       Balance
-----------------------------     ---------    --------    -------    -----    ----------    -------
Cable Modem                         5,059       35,319      36,873     3,505           -       3,505
Internal ADSL Modem                 2,621        4,912       5,939     1,595           -       1,595
USB (External ADSL Modem)           1,251            -         207     1,044           -       1,044
ADSL Splitter                         811         -1.3          17       792           -         792
ETHERNET (External ADSL Modem)      1,115        8,225       8,570       771           -         771
SU-400 (T-LAN)                      1,446          569       1,373       642           -         642
Others                              1,998        9,147       8,633     2,512                   2,512
                                   ------       ------      ------    ------      ------      ------
   TOTAL                           14,302       58,172      61,612    10,862           -      10,862
                                   ======       ======      ======    ======      ======      ======

4.   Details of Trade Receivables

                                                                                  (Unit: KRW million)

                                           Beginning                                Ending
   Title of Account          Debtor         Balance      Increase      Decrease    Balance    Remarks
-----------------------    -----------     ---------    ----------    ---------    -------    -------
Trade Receivables                           134,035      2,163,277    2,077,966    219,347
                           Subscribers
Allowance for bad debts                      -3,358        -10,200        -0.04    -13,517
                                            -------      ---------    ---------    -------
   Total                                    130,677      2,153,077    2,077,925    205,830
                                            =======      =========    =========    =======

5.   Details of Short-term Borrowings


                                                                        (Unit: KRW million)

                                                                     Interest
Title of Account          Creditor         Kind of Loan    Amount    Rate (p.a.)    Remarks
----------------    -------------------    ------------    ------    -----------    -------
Short-term          Korea Exchange Bank         CP         30,000        6.8             -
borrowings
                    Woori Bank                  CP         25,000        8.2             -
                                                           ------
   Total                                                   55,000
                                                           ======

6.   Details of Trade Payables

                                                                                               (Unit: KRW million)
   Title of                                    Beginning       Increase       Decrease       Ending
    Account              Creditor               Balance        Increase       Decrease       Balance      Remarks
--------------   ------------------------      ---------      ----------     ----------     ---------    ---------
Short-term       Samsung Electronics Co.,         25,693              -         13,370        12,323
trade payables   Ltd.
                 Wellink Co., Ltd.                60,108              -         48,910        11,198
                 Eastel Systems Corp.             29,175              -         17,997        11,177
                                                  15,319          2,708              -        18,027
                 Others                          311,733              -        140,972       170,762
                 Sub total                       442,029          2,708        221,248       223,488

Long-term        LG Card                          10,646         14,952              -        25,599
trade payables
                 Cisco Korea                      32,415              -         21,881        10,534
                 HP Korea (USD)                   14,128              -          5,827         8,301
                                                $(10,756)                      $(7,036)      $(7,036)
                 HP Korea                          6,220              -          1,447         4,774
                 Yunhap Capital                        -         12,630              -        12,630
                 Samsung Card                     29,748              -         17,353        12,394
                 Sub total                        93,157         27,583         18,926        74,232
                                                 -------         ------        -------       -------
   Total                                         535,187         30,290        237,467       297,720
                                                 =======         ======        =======       =======

7. Details of Long-term Borrowings

                                                                                               (Unit: KRW million, USD in thousand)

                                                                                                    Repayment Schedule
                                 Interest    Beginning                          Ending    -----------------------------------------
   Lender       Kind of Loan   Rate (p.a.)    Balance    Increase   Decrease    Balance     2002      2003       2004       2005
------------    ------------   -----------   ---------   --------   --------   --------   --------   --------   --------   --------
Kookmin         Information        6.00         74,390     37,180          -    111,570      6,199     34,092     37,190      3,099
(Housing  &     Promotion                                                        (6,199)
Commercial)     Fund
Bank
                Information
KDB Capital     Promotion          7.25         35,919          -      2,993     32,926     11,973     11,973      8,980          -
                Fund                            (2,993)                         (11,973)

Korea           Information
Exchange        Promotion          6.50         33,268          -     13,324     19,944     13,324      6,620          -          -
Bank            Fund                           (13,324)                         (13,324)

Industrial      Information
Bank of         Promotion          5.91         16,150          -          -     16,150          -      5,383      5,383          -
Korea           Fund

Kwangju         Loan               7.60         15,000          -          -     15,000          -     15,000          -          -
Bank

Chohung         Loan               9.94         10,000          -          -     10,000     10,000          -          -          -
Bank                                                                            (10,000)

WooriBank       Loan               8.41          7,000          -          -      7,000      7,000          -          -          -
                                                                                 (7,000)

                Loan                            39,221                           20,566
HP Korea                           9.16       $(29,860)         -     18,655   $(17,337)    16,265      4,301          -          -
                                               (16,449)                         (16,265)

Hanadream       Loan               9.23              -    128,764          -    128,764    102,862     25,902          -          -
                                                                               (102,862)

   Total                                       230,948    165,944     34,972    361,920    167,623    103,271     51,553      3,099
                                              $(29,860)                        $(17,337)
                                               (32,766)                        (167,623)

8.   Details of Bonds Issued

                                                                                    (Unit: in millions of Won)

                  Type                          Issue Date          Amount       Interest rate       Maturity
-------------------------------------           -------------     ----------     -------------      ----------
Local Debenture (public placement)              June 5, 2000        250,000         9.00% p.a.        3 years

Local Debenture (private placement)*            June 16, 2000       306,250         7.85% p.a.         5 years

Local Debenture (public placement)*             Aug. 10, 2000       140,000         8.00% p.a.       2.5 years

Local Debenture (private placement)*            Nov. 24, 2000        30,000         8.82% p.a.       1.5 years

Local Debenture (private placement)*            Dec. 18, 2000        12,000        10.23% p.a.       1.5 years

Local Debenture (private placement)*            Dec. 21, 2000         7,000         9.03% p.a.       1.5 years

Local Debenture (private placement)*            Dec. 27, 2000        20,000        10.08% p.a.         2 years

Local Debenture (private placement)*            Dec. 28, 2000        10,000        10.13% p.a.         2 years

Local Debenture (private placement)*            Dec. 28, 2000        15,000        10.18% p.a.         2 years

Local Debenture (private placement)*            Feb. 21, 2001        10,000         9.67% p.a.         2 years

Local Debenture (private placement)*            Feb. 21, 2001        10,000         9.67% p.a.         2 years

Local Debenture (private placement)*            Feb. 21, 2001        10,000         9.67% p.a.         2 years

Bonds with Warrants (public placement)*         Mar. 6, 2001        131,350         4.50% p.a.         5 years

Local Debenture (private placement)*            May. 29, 2001        10,000         9.34% p.a.         2 years

Local Debenture (private placement)*            Sep. 25, 2001        15,000         7.84% p.a.         3 years

Local Debenture (public placement)              Feb. 18, 2002        60,000         6.00% p.a.         2 years

Local Debenture (public placement)              Feb. 18, 2002        40,000         6.00% p.a.       2.5 years

Local Debenture (public placement)              Mar. 25, 2002        80,000         6.00% p.a.       2.5 years

Local Debenture (public placement)              Mar. 25, 3003        20,000         6.00% p.a.         3 years

Local Debenture (public placement)              May 2, 2002         100,000         7.43% p.a.         3 years

                                                                                    (Unit: in millions of Won)

                  Type                          Issue Date          Amount       Interest rate       Maturity
-------------------------------------           -------------     ----------     -------------      ----------

Local Debenture (public placement)              Nov. 5, 2002        170,000         6.00% p.a.         3 years
                                                                      $(100)
Overseas Bonds with Warrants
   (public placement)                           Feb. 26, 2002       118,830         8.00% p.a.         5 years
     Total                                                        1,383,830
                                                                    (87,500)

9.   Details of Depreciation and Amortization

                                                                                             (Unit: KRW million)

                      Title of        Acquisition    Depreciation    Accumulated      Year-end       Depreciation
   Description        Account             cost         (FY2002)      depreciation      balance          method
-----------------  ---------------    -----------    ------------    ------------    ----------    --------------
                   Buildings              250,998           5,206         16,022        234,977    Straight-line
                                                                                                   method, 50 yrs

                   Structures                 192               4             12            180    Straight-line
                                                                                                   method, 50 yrs

                   Machinery and        3,061,886         364,779        862,974      2,198,912    Straight-line
                   equipment                                                                       method, 8 yrs

                   Vehicles                   544              85            249            296    General:
                                                                                                   Straight-line
Property and       General tools           15,316           2,501          7,618          7,699    method, 8 yrs
Equipment          and equipment
                                                                                                   Costs:
                   System tools            17,795           2,301          6,465         11,331    Straight-line
                   and equipment                                                                   method, 8
                                                                                                   years

                   Leased                   7,306           1,368          4,485          2,821    Straight-line
                   facilities                                                                      method, 8 yrs

                   Interconnection             73               9             31             41    Straight-line
                   facilities                                                                      method, 8 yrs
                                        ---------         -------        -------      ---------
                   Sub-total            3,354,114         376,255        897,857      2,456,257
                                        ---------         -------        -------      ---------

Intangible Assets  Right of use            42,942           1,825          3,195         39,747    Straight-line
                   (conduits)                                                                      method, 20 yrs

                   Sales license            2,127             425          1,445            682    Straight-line
                                                                                                   method, 5 yrs

                   Patent                     1.6             0.2            0.5              1    Straight-line
                                                                                                   method, 10 yrs

                   Corporate logo             0.7            0.04            0.1            0.6    Straight-line
                                                                                                   method, 5 yrs

                                                                                             (Unit: KRW million)

                      Title of        Acquisition    Depreciation    Accumulated      Year-end       Depreciation
   Description        Account             cost         (FY2002)      depreciation      balance          method
-----------------  ---------------    -----------    ------------    ------------    ----------    --------------
                   Brand                       36               7             22             14    Straight-line
                                                                                                   method, 5 yrs

                   R&D                     30,338           6,882         29,339            999    Straight-line
                                                                                                   method, 1 yrs

                   Right of lease              78               4              8             70    Straight-line
                                                                                                   method, 20 yrs

                   Subtotal                75,523           9,148         34,010         41,513
                                        ---------         -------        -------      ---------
Total                                   3,429,638         385,403        931,867      2,497,771
                                        =========         =======        =======      =========

10.  Details of Corporate tax

                                                                                         (Unit: KRW)

Description                                                                             Amount
----------------------------------------------------------                        ------------------
Net Income                                                                        (-)123,139,960,440

(+)Inclusion in gross revenue & exclusive to loss in money                            65,095,687,546

(-)Inclusion to loss in money & exclusion from gross                                  26,524,087,182

revenue

Earning amount in each FY                                                          (-)84,568,360,076

Amount in tax base                                                                 (-)84,568,360,076

Tax rate                                                                                         27%

Pre-paid amount of tax                                                                 3,709,259,980

X.   OTHER REQUIRED ARTICLES

     1.   Public Disclosure from January 1, 2002 to March 31, 2003

          A)   Public disclosure pursuant to Articles 6-2 and 6-3

     Date                 Agenda                               Public Disclosure
-------------       ------------------   ---------------------------------------------------------------
Feb. 4, 2002        Addition of          - Name: DreamX.net Co.
                    Affiliated Company   - Major Business: Internet portal service
                                         - Purpose of addition: Upon the acquisition of a
                                           controlling stake in Dreamline Co., Ltd., Hanaro added
                                           Dreamline's affiliated company, DreamX.net as one of its
                                           affiliated companies

Feb. 7, 2002        5% Increase in       - Total increase in revenue: KRW 489,261,488,332
                    Revenue Compared     - % of increase in revenue: KRW 145.5
                    to Previous Fiscal   - Revenue in fiscal year 2001: KRW 825,448,608,147
                    Year                 - Revenue in fiscal year 2000: KRW 336,187,119,815
                                         - Reason for the increase: growth in revenue
                                           attributable to growth of subscribers
                                         - Other: the figures may change upon the audit by
                                           Hanaro's independent auditors

Feb. 7, 2002        Over 15% Decrease    - Total amount of decrease in ordinary loss: KRW 55,000,775,872
                    in Ordinary loss     - % of decrease in ordinary loss: KRW 18.4
                    Compared to          - Ordinary loss in fiscal year 2001: -KRW Year 244,112,785,989
                    Previous Fiscal      - Ordinary loss in fiscal year 2000: -KRW 299,113,561,861
                    Year                 - Reason for the decrease: growth in revenue and a
                                           slowdown in increase of operating costs attributable to
                                           growth of subscribers
                                         - Other: the figures may change upon the audit by
                                           Hanaro's independent auditors subscribers

Feb. 7, 2002        Over 15% Decrease    - Total amount of decrease in net loss: KRW 55,000,775,872
                    in Net loss          - % of decrease in net loss: KRW 18.4
                    Compared to          - Net loss in fiscal year 2001: -KRW 244,112,785,989
                    Previous Fiscal      - Net loss in fiscal year 2000: -KRW 299,113,561,861
                    Year                 - Reason for the decrease: growth in revenue and a
                                           slowdown in increase of operating costs attributable to
                                           growth of subscribers
                                         - Other: the figures may change upon the audit by
                                           Hanaro's independent auditors subscribers

Feb. 20, 2002       Resolution of        - Face Value: US$ 100 Million
                    Issuing Bonds with   - Market: Euro market
                    Warrants             - Yield to maturity: 8%/ annum (tentative)
                                         - Exercise rate: 100%
                                         - Date of board of directors' resolution: Feb. 19, 2002

Feb. 20, 2002       Transfer of          - Company name: DreamX.net Co.
                    Business with        - Relationship: affiliated company
                    Major Shareholders   - Subject of transfer: Hananet business (portal,
                                           e-commerce, cyber education, etc.)
                                         - Purpose of transfer: integration of e-business
                                         - Date of board of directors' resolution: Feb. 19, 2002

Feb. 20, 2002       Board Resolution     - Date of board of directors' resolution: Feb. 19, 2002
                    for AGM              - Purpose of board meeting: AGM
                                         - Tentative date for AGM: March 29, 2002-04-02
                                         - AGM agenda
                                           Item 1. Approval of balance sheet and income
                                           statement for the fiscal year 2001
                                           Item 2. Approval of statement of disposition of deficit
                                           Item 3. Amendment of the Articles of Incorporation
                                           Item 4. Amendment of Article for officers' severance payment
                                           Item 5. Appointment of directors
                                           Item 6. Approval of ceiling amount remuneration for
                                           directors for year 2002

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
     Date                 Agenda                               Public Disclosure
-------------       ------------------   ---------------------------------------------------------------
Feb. 20, 2002       Transaction with     - Company name: Dacom Corporation
                    the Largest          - Amount of transaction: KRW 54 billion
                    Shareholding Group   - Date of board of directors' resolution: Feb. 19, 2002

Feb. 22, 2002       Issuing Bonds with   - Face Value: US$ 100 Million
                    Warrants             - Market: Euro market
                                         - Warrants Exercisable Period: May 26, 2002 - January 26, 2007
                                         - Yield to maturity: 8.8% p.a.
                                         - Exercise rate: 100%

Feb. 27, 2002       Derivative Open      - Contract amount: USD 50 million (Won/USD swap)
                    Account              - Previous balance of derivative contract: KRW 63.5 billion
                                         - Changes in contract: KRW 66,204,500,000
                                         - Reason for change: swap unwinding
                                         - Date of change: Feb. 26, 2002

Mar. 12, 2002       Appointment of       - Name of outside of auditor: Anjin & Co
                    outside auditor      - Date of appointment: March 11, 2002
                                         - Contract period: Jan. 1, 2002 - Dec. 31, 2004
                                         - Background of appointment: re-appointment due to
                                           termination of audit period
                                         - Eligibility of auditor: fair

Mar. 14, 2002       Pre-information      - Role of outside directors and issues concerning
                    for the 5th AGM        compensation
                                           o Role of outside directors
                                           o Compensation for outside directors and others
                                         - Major shareholders
                                           o In cases where as a single transaction exceeds the
                                             designated amount
                                           o In cases where as a certain designated transactions or the total transaction amount within a certain year exceeds
                                             the designated amount
                                         - Pre-information for the 5th AGM
                                           o Business outlook
                                           o Reference materials for the 5th AGM

Mar. 21, 2002       Exercise of          - Increase in Capital stock: KRW 14,951,970,000
                    Warrants             - Balance of Capital stock: KRW 1,334,951,970,000
                                         - Increase number of shares: 2,990,394
                                         - Total number of shares outstanding: 266,990,,394
                                         - Change: 1.13
                                         - Relates on Bonds with Warrants
                                           o Number of shares to be issued: 24,714,000
                                           o New balance: KRW 108,618,030,000

Mar. 22, 2002       Exercise of          - Increase in Capital stock: KRW 21,130,470,000
                    Warrants             - Balance of Capital stock: KRW 1,356,082,440,000
                                         - Increase number of shares: 4,226,094
                                         - Total number of shares outstanding: 271,216,488
                                         - Change: 1.58
                                         - Relates on Bonds with Warrants
                                           o Number of shares to be issued: 24,714,000
                                           o New balance: KRW 87,487,560,000

Mar. 28, 2002       Exercise of          - Increase in Capital stock: KRW 30,027,510,000
                    Warrants             - Balance of Capital stock: KRW 1,386,109,950,000
                                         - Increase number of shares: 6,005,502
                                         - Total number of shares outstanding: 277,221,990
                                         - Change: 2.21
                                         - Relates on Bonds with Warrants
                                           o Number of shares to be issued: 27,714,000
                                         - New balance: KRW 57,460,050,000

Mar. 29, 2002       FY2001 Annual        - Submission of the report
                    Report

Mar. 29, 2002       Resolution of AGM      o Approval of financial statements.
                                           o Total assets: KRW 3,580,692 million
                                           o Total liabilities: KRW 2,151,363 million
                                           o Paid-in-capital: KRW 1,320,000 million
                                           o Total shareholders' equity: KRW 1,429,329 million

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
     Date                 Agenda                               Public Disclosure
-------------       ------------------   ---------------------------------------------------------------
                                           o Revenue: KRW 825,448 million
                                           o Loss before income taxes: - KRW 244,112 million
                                           o Net loss: -KRW 244,112 million
                                           o Loss per share: - KRW 925
                                         - Appointment of directors: Dong Ki Kim, Sung Kyou
                                           Park, Yong Hwan Kim, Wung Hae Lee, Hang-Gu Bahk, Shin-Bae
                                           Kim, Soonho Hong
                                         - Outside directors
                                           o Total number of registered directors: 6 persons
                                           o Total number of outside directors: 6 persons
                                           o Ratio of outside directors to total directors: 50%
                                         - Other resolutions
                                           o Item 1. Approval of balance sheet and statement of
                                             operations for the fiscal year 2001 > Approved
                                           o Item 2. Approval of statements of disposition of
                                             deficit for the fiscal year 2001 > Approved
                                           o Item 3. Amendment to the articles of incorporation
                                             > Approved
                                           o Item 4. Amendment to the regulation on severance
                                             payment for standing directors > Approved
                                           o Item 5. Appointment of new directors > Approved
                                           o Item 6. Approval of maximum amount of remuneration
                                             for directors for year 2002 > Approved

Mar. 29, 2002       Appointment of       - Audit committee members: Dong Ki Kim, Yong Hwan Kim,
                    Members of Audit       Wung Hae Lee, Sung Kyou Park
                    Committee            - Ground for appointment: The four members were re-appointed at the 44th board of directors meeting which was held
                                           after Hanaro's 5th AGM.

Mar. 29, 2002       Appointment of       - Outside directors: Dong Ki Kim, Sung Kyou Park,
                    outside directors      Yong Hwan Kim, Wung Hae Lee, Hang-Gu Bahk, Shin-Bae Kim
                                         - These directors were appointed at Hanaro's 5th AGM
                                         - Others: The term for these outside directors is their
                                           remaining term as independent, non-standing directors.

Mar. 29, 2002       Resignation of       - Name of director: Min Rae Cho
                    outside director     - Reason for resignation: personal reasons

Apr. 8, 2002        Ownership of         - Name of director: Soonho Hong
                    shares by director   - Previous balance: 0 shares
                                         - New balance: 500 shares

Apr. 17, 2002       Interest Rate Swap   - Contract: Interest rate swap for KRW 100 billion
                                           (Floating Rate Note)
                                         - Date of contract: April 16, 2002
                                         - Total assets (fiscal year 2001, Won): KRW 3,580,692,468,911
                                         - Description
                                           o Hanaro entered into an interest rate swap contract with a local bank under which Hanaro agreed to pay a 7.95% fixed
                                             rate o he notional principal of KRW 100 billion and
                                             receive a 3-year Korean treasury bond rate.
                                           o The swap contract was signed on April 16, 2002, but it
                                             will become effective on May 2, 2002.

Apr. 26, 2002       FY 2001              - Submission of FY 2001 consolidated annual report
                    consolidated
                    annual report

May. 15, 2002       2001 1Q Report       - Submission of the report

May. 27, 2002       Adjustment to        - Adjustment to the subscription price for the warrants
                    Subscription Price     From KRW 7,388/share to KRW 5,977/share
                    of Bonds with        - Effective date: May 27, 2002
                    Warrants

Jul. 3, 2002        Open Interest        - Derivative Traded: Won/US$ Forward (US$ 50,000,000)
                    Balance of           - Amount of Purchase: KRW 61,216,000,000
                    Derivatives          - Ratio to Total Asset: 1.71%
                                         - Date when Balance of Open Interest Incurred: July 2. 02

Jul. 16, 2002       Lease of Real        - Name: Dreamline Co., Ltd
                    Estate to            - Date of Lease: July 16, 2002
                    Affiliated Company   - Subject of Lease: Building
                                         - Specific of Lease

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
     Date                 Agenda                               Public Disclosure
-------------       ------------------   ---------------------------------------------------------------
                                           o Period of Lease: July 16, 2002 - July 15, 2002
                                           o Deposit: KRW 70,000,000
                                           o Rent: KRW 17 600 000

Aug. 2, 2002        Disaffiliation of    - Affiliated Company Concerned
                    Affiliated Company     o Name: Hanaro Technologies, Inc.
                                           o Capital Stock: KRW 1,000,000,000
                                           o Total Asset: 1,886,311,717
                                         - Disposal Amount: 1,036,789,632
                                           o No. of Stocks Disposed: 199,998 shares
                                           o Equity Investment Ratio after Disposal: 0.00%

Aug. 14, 2002       Submission of          o 1H2002 report
                    interim report

Aug. 26, 2002       Adjustment to        - Adjustment to the subscription price for the warrants
                    Subscription Price     From KRW 5,977/share to KRW 5,000/share
                    of Bonds with        - Effective date: Aug. 26, 2002
                    Warrants

Aug. 27, 2002       Lease of Real        - Name: Dreamline Co., Ltd
                    Estate to            - Date of Lease: Aug. 27, 2002
                    Affiliated Company   - Subject of Lease: Building
                                         - Specifics of Lease
                                           o Period of Lease: Aug. 27, 2002 - Aug. 26, 2003
                                           o Deposit: KRW 4,500,000
                                           o Rent: KRW 1,600,000

Sep. 3, 2002        Lease of Real        - Name: Dreamline Co., Ltd
                    Estate to            - Date of Lease: Sep. 3, 2002
                    Affiliated Company   - Subject of Lease: Building
                                         - Specifics of Lease
                                           o Period of Lease: Sep. 3, 2002 - Sep. 2, 2004
                                           o Deposit: KRW 71,500,000
                                           o Rent: KRW 7,200,000

Oct. 16, 2002       Lease of Real        - Name: Dreamline Co., Ltd
                    Estate to            - Date of Lease: Oct. 16, 2002
                    Affiliated Company   - Subject of Lease: Building
                                         - Specifics of Lease
                                           o Period of Lease: Oct. 16, 2002 - Dec. 31, 2003
                                           o Deposit: KRW 28,600,000
                                           o Rent: KRW 7,750,000

Oct. 25, 2002       Lease of Real        - Name: Dreamline Co., Ltd
                    Estate to            - Date of Lease: Oct. 25, 2002
                    Affiliated Company   - Subject of Lease: Building
                                         - Specifics of Lease
                                           o Period of Lease: Oct. 25, 2002 - Dec. 31, 2003
                                           o Deposit: KRW 17,160,000
                                           o Rent: KRW 7,592,330

Nov. 1, 2002        Resolution on new    - Class and number of new stocks: 210 million Non-bearer
                    rights issue           common stocks
                                         - Face value of stock: KRW5,000
                                         - Issue price: KRW4,000
                                         - Closing date: Dec. 27, 2002
                                         - Record date of dividend pay-out: Dec. 31, 2002
                                         - Method of capital increase: private placement
                                         - Date of BOD resolution: Nov. 1, 2002
                                           o Presence of outside directors: present (4), absent (1)
                                           o Presence of auditors: Yes
                                         - Others
                                           o Price per share of this rights issue shall be determined pursuant to the laws of the Republic of Korea in relation
                                             to the issuance below par value
                                           o The purpose of the rights issue is to finance the
                                             acquisition of a stake in Powercomm and to improve the
                                             Company's financial structure. The exact funding
                                             requirement for the acquisition of a stake in Powercomm
                                             has not been determined.
                                           o Any schedule for this transaction, except for the date
                                             of the BOD resolution, is tentative, and is therefore
                                             subject to change in the future.
                                           o Participation of investors in Hanaro's management

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
     Date                 Agenda                               Public Disclosure
-------------       ------------------   ---------------------------------------------------------------
                                           o Nomination of 6 directors (1 standing, 2 non-standing,
                                             3 independent outside directors)
                                           o Nomination of 1 non-representative director CFO
                                           o Nomination of Co-CEO
                                         o The agenda for the BOD meeting is based on the following conditions:
                                           o Approval at the extraordinary shareholders meeting
                                             of the rights issue below par value
                                           o In the event that the proposed amendment of Articles of
                                             Incorporation in relation to the increase in authorized
                                             capital is not approved at the extraordinary shareholders
                                             meeting, the rights issue shall be within the predetermined range.
                                           o In the event that any changes to the schedule of the rights issue, e.g., subscription date, closing date, etc., need
                                             to be made in line with the investment procedures and
                                             process made by investors, any decision-making in relation to such changes shall be delegated to the representative
                                             director & CEO (including Acting CEO in absence of CEO)
                                           o The new issues shall have a 1 year of lock-up period and shall be deposited at KSD.
                                           o Any decision-making in relation to the details of the
                                             rights issue, that are not mentioned hereto, e.g., place of subscription and deposit, shall be  delegated to
                                             Representative Director & CEO (including Acing CEO in
                                             absence of CEO), and new stocks certificates shall not be
                                             issued.
                                           o In the event that the Company does not obtain a confirmatory letter for syndicated loan amounting to USD700 million by
                                             the closing date, the BOD resolution becomes null and void.
                                           o In the event that the Dacom consortium, excluding Hanaro, wins the auction for sale of Powercomm's major stake, the
                                             BOD resolution becomes null and void.
                                           o In the event that any transaction in relation to the rights issue is not executed by March 31, 2003, the BOD resolution become null and void.
                                         o The above items that are subject to confirmation will be filed at a later date once such items are confirmed.

Nov. 1, 2002        BOD Resolution on    - Type of investment: Syndicated loan
                    Foreign Investment   - Total amount of investment: USD700 million
                    in Hanaro Telecom    - Maturity: 5 years
                                         - Lead manager: JP Morgan & UBS Warburg
                                         - Interest rate and method of interest payments are currently in negotiation.
                                         - Conditions precedent:
                                           o The Company shall obtain a confirmatory letter for
                                             syndicated loan amounting to USD700 million by the closing date.
                                           o The Dacom consortium bidding in the auction for sale of
                                             Powercomm's major stake shall not purchase such stake
                                             without the inclusion of Hanaro in the consortium.
                                           o The Company shall make such amendments to the Articles of
                                             Incorporation to allow the participation of investors in the
                                             Company's management.
                                         - Participation of investors the Company's management
                                           o Nomination of 6 directors (1 standing, 2 non-standing, &
                                             3 independent outside directors)
                                           o Nomination of non-representative director CFO
                                           o Nomination of Co-CEO
                                         - Delegation of authority
                                           o All decision-making authority in relation to finalizing the conditions precedent, representation, warranties, and
                                             covenants in, and signing of, investment agreement for

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
     Date                 Agenda                               Public Disclosure
-------------       ------------------   ---------------------------------------------------------------
                                             foreign investment in Hanaro Telecom, Inc. and execution of transaction is delegated to the Representative Director &
                                             CEO (including Acting CEO in the absence of CEO).
                                         - Effectiveness of BOD resolution
                                           o In the event that the Dacom consortium, excluding Hanaro, wins the auction for sale of Powercomm's major stake, the
                                             BOD resolution becomes null and void.
                                           o In the event that any transaction in relation to the rights issue is not executed by March 31, 2003, the BOD resolution becomes null and void..
                                         - The terms and conditions currently under negotiation,
                                           including the closing date, will be filed once such terms
                                           and conditions are finalized at a later date.
                                         - Date of BOD resolution: Friday, November 1, 2002
                                         - Presence of outside directors: Present (4), Absent (1)
                                           Presence of auditor: present

Nov. 1, 2002        Resolution of BOD    - Date of resolution of BOD: November 1, 2002
                    on Calling of          o Presence of outside directors: Present (1), Absent (1)
                    Extraordinary          o Presence of auditor: Yes
                    Shareholders         - Reason for calling of shareholders meeting: Extraordinary
                    Meeting                shareholders meeting
                                         - Scheduled date of shareholders meeting:
                                           o Date: Dec. 23, 2002
                                           o Time: 10:00 AM
                                         - Scheduled place of shareholder's meeting: 12/F Kukje
                                           Electronics Center Building 1445-3 Secho-dong Seocho-ku
                                           Seoul
                                         - Agenda & Major issues
                                           o Approval of per share price of rights issue below par value
                                           o Approval of new rights issue
                                           o Approval of amendment of Articles of Incorporation
                                           o Appointment of director
                                         - Details of resolution: approved as proposed

Nov. 7, 2002        Affiliation of an    - Affiliated Company Concerned
                    affiliated company     o Name: KDMC
                                           o Capital Stock: KRW 480,000,000
                                           o Total Asset: KRW 378,938,483
                                         - Main business: Digital cable TV business, I-TV, VOD
                                         - Acquisition cost: KRW 500,000,000
                                         - Number of shares acquired ": 500,000 shares
                                         - Shareholding position after acquisition: 25.77%
                                         - Number of affiliated company after acquisition: 8
                                         - Purpose of acquisition: digital cable TV business
                                         - Date of affiliation: December 2, 2002

Dec. 4, 2002        Cancellation of      - Cancellation of BOD resolution on new rights issue
                    BOD resolutions      - Cancellation of BOD resolutions on Syndicated loan
                                         - Cancellation of BOD resolutions on calling of
                                           Extraordinary Shareholders Meeting

Dec. 24, 2002       Acquisition of       - Type of bond: 16th non-guaranteed convertible bonds
                    convertible bonds    - Issue date: December 24, 2002
                    before maturity      - Maturity date: December 24, 2004
                    after its issuance   - Total amount of bond issued: KRW27,800,000,000
                                         - Total amount of bond acquired: KRW28,080,224,000
                                         - Total face amount of bond acquired: KRW27,800,000,000
                                         - Reason for acquisition: redemption before maturity
                                           date pursuant to the subscription agreement
                                         - Acquisition method: Off-market acquisition (Cheil Jedang &
                                           Jae-Hyun Lee)

Dec. 26, 2002       Lease of Real        - Name of lessee: Dreamline Co., Ltd. (an affiliated
                    Estate to              company of Hanaro Telecom)
                    Affiliated Company   - Details of lease
                                           o Date of lease: July 16, 2002
                                           o Real estate subject of lease: Building (19.35 pyung)
                                           o Location: 573-2 Euijongbu-dong, Euijongbu-shi, Kyunggido

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
     Date                 Agenda                               Public Disclosure
-------------       ------------------   ---------------------------------------------------------------
                                           o Period of lease: July 16, 2002 - July 15, 2004
                                           o Deposits: KRW48,000,000
                                           o Rent: KRW4,800,000
                                         - Purpose of lease: To lease to Dreamline for its use as a transmission office

Dec. 31, 2002       BOD Resolution on    - Class and number of new stocks: 165,000,000 non bearer
                    Rights Issue           common stocks
                                         - Face value per stock: KRW5,000
                                         - Use of funds: Operating funds (KRW660,000,000,000)
                                         - Issuing price of new stocks: KRW4,000
                                         - Closing date: February 25, 2003
                                         - Record date of dividend pay-out: January 1, 2003
                                         - Method of issue: private placement
                                         - Date of BOD resolution: December 30, 2002
                                         - Others
                                           o Total amount of rights issue: Korean Won value of USD550 mn
                                             - USD650 mn (the operating funds indicated above of KRW
                                             660,000,000,000 is the minimum value in the range)
                                           o Type & number of shares to be issued: 165,000,000 -
                                             195,000,000 (tentative) non-bearer common shares (the number of stocks indicated above is the minimum number of shares in the range)
                                           o Participation of investors in Hanaro's management:
                                             o Nomination of 6 directors (including representative director)
                                             o Nomination of CFO
                                           o Conditions precedent for the rights issue
                                             o Approval at the extraordinary shareholders meeting of the rights issue below par value
                                             o In the event that foreign ownership of the company exceeds
                                               49%, the amount that exceeds the limit shall not be subject to the rights issue pursuant to the relevant laws of the
                                               Republic of Korea
                                             o The newly issued shares shall have a 1 year of lock-up
                                               period and shall be deposited at Korea Securities Depositary
                                             o In the event that any changes to the schedule of the rights issue, e.g., subscription date, closing date, etc., need to be made in line with the investment procedures and progress made by investors, any decision making in relation to such changes shall be delegated to the Representative Director &
                                               CEO (including Acting CEO in absence of CEO)
                                             o Any decision making in relation to the details of the rights issue, that are not mentioned hereto, e.g., place of
                                               subscription and deposit, shall be delegated to
                                               Representative Director & CEO (including Acting CEOI in
                                               absence of CEO), and new stock certificates shall not be
                                               issued.
                                             o Any decision concerning the dealings with forfeited shares will be made by the Board of Directors.
                                             o Any decision making in relation to determination of the
                                               number of shares to be issued within the range of total
                                               issue amount shall be delegated to the Representative
                                               Director & CEO (including Acting CEO in absence of CEO)
                                             o The Company shall obtain a confirmatory letter for
                                               syndicated loan amounting to USD700 million by the closing date.
                                             o The Company shall obtain an approval at the shareholders meeting on amendment of the Articles of Incorporation and
                                               appointment of director's in relation to participation of
                                               the investors in the management.

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
     Date                 Agenda                               Public Disclosure
-------------       ------------------   ---------------------------------------------------------------
                                             o The Company shall acquire 71.95% of stake in Thrunet.
                                           o Conditions precedent to make the resolution effective: 1) In the event that the Company fails to obtain a confirmatory
                                             letter for syndicated loan amounting to USD700 million by
                                             closing date, AND 2) in the event that the Investment
                                             Agreement becomes null and void due to any of the conditions precedent not being satisfied, including necessary amendment of the Articles of Incorporation and appointment of
                                             directors, the resolution becomes null and void.
                                           o Representation & Warranties
                                             o The Company shall follow all procedures necessary for board of directors meeting and shareholders meeting.
                                             o The Company shall obtain all legal permissions and approval necessary for the transaction.
                                           o Participation of investors in Hanaro's management
                                             o Nomination of 6 out of 11 directors
                                             o Nomination of standing director nominated by investors as independent representative director
                                           o Delegation of Authority
                                             o Any decision making authority in relation to finalizing of the total issue amount, total number of shares to be issued, conditions precedent, representation & warranties, and
                                               covenants and to execution of the agreement shall be
                                               delegated to Representative Director & CEO (including Acting
                                               CEO in absence of CEO)
                                             o All decision-making authority in relation to signing of
                                               Investment Agreement, Disclosure Schedule, and supplementary agreements including Investor's Rights Agreement, Employment and Non-Competition, and Management Rights Agreement, and
                                               drafting of necessary attachments shall be delegated to
                                               Representative Director & CEO (including Acting CEO in
                                               absence of CEO)
                                           o The total issue amount, total number of shares to be issued and closing date are tentative, therefore, will be filed at a later date once confirmed.

Dec. 31, 2002       BOD Resolution on    - Type of investment: syndicated loan
                    Foreign Investment   - Total amount of investment: USD700 million (tentative)
                    in Hanaro Telecom,   - Maturity 5 years
                    Inc.                 - The terms and conditions, including Interest rate and method of interest payment, are currently being negotiated.
                                         - Conditions precedent
                                           o At a shareholders meeting, amendments to the Articles of
                                             Incorporation and appointment of directors will be proposed necessary to allow the participation of investors in the
                                             Company's management.
                                           o The Company shall acquire a 71.95% of stake in Korea
                                             Thrunet Co., Ltd.
                                         - Representations & Warranties
                                           o The Company shall follow necessary procedures for board of directors meetings and a shareholders meeting.
                                           o The Company shall obtain all legal permissions and
                                             approvals necessary for the transaction.
                                         - Participation of investors in the Company's management
                                           o Nomination of 6 directors including a representative director
                                           o Nomination of CFO
                                         - Delegation of Authority
                                           o Any decision making authority in relation to finalizing the total issue amount, total number of shares to be issued,
                                             conditions precedent, representation & warranties, and
                                             covenants and execution of the

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
     Date                 Agenda                               Public Disclosure
-------------       ------------------   ---------------------------------------------------------------
                                             agreement shall be delegated to the Representative
                                             Director & CEO (including the Acting CEO in absence of a
                                             CEO)
                                          o  All decision-making authority in relation to the signing of an Investment Agreement, Disclosure Schedules, and
                                             Supplementary agreements including an Investor's Rights
                                             Agreements, and drafting of necessary attachments shall be delegated to the Representative Director & CEO (including
                                             the Acting CEO in absence of a CEO)
                                         - The lead managers for the loan and the terms and conditions currently under negotiation, including interest rate and
                                           payment method, will be filed once such terms and conditions are finalized at a later date.
                                         - Date of the Board of Directors resolution: Monday,
                                           December 30, 2002

Dec. 31, 2002       BOD Resolution on    - Type of bond: 22-1 Non-guaranteed convertible bonds
                    Issuance of          - Face value of bond: KRW43,000,000,000
                    Convertible Bond     - Operating funds: KRW43,000,000,000
                                         - Purpose of issue: Acquisition of a major stake in Korea
                                           Thrunet Co., Ltd.
                                         - Company issuing securities: Korea Thrunet
                                         - Major business: Broadband Internet access business
                                         - Relation with acquiring Company: Affiliated company after the stock acquisition
                                         - Acquisition value: KRW43,000,000,000
                                         - Calculation basis of acquisition value: KRW3,488.37/share
                                         - Effect of acquisition: Increase in competitiveness in the broadband Internet access market
                                         - Scheduled date of acquisition: January 3, 2003
                                         - Method of principal payment: 100% one-time redemption at maturity of entire principal which is not converted until
                                           maturity. Redemption before maturity: In the event that the stock purchase agreement is cancelled and redemption
                                           of CB is claimed within 30 days of the cancellation, redemption will be done through a re-exchange of the shares acquired and the bond issued on January 3, 2003
                                         - Conversion price: KRW5,000
                                         - Subscription period: January 3, 2004 - July 2, 2005
                                         - Underwriter: TriGem Computer, Inc., Naray & Company, Inc.
                                         - Others
                                           o Total assets and total liabilities of Thrunet are based on its 2001 annual report and capital stock is the figure after
                                             November 25, 2002, the date on which Thrunet obtained an
                                             approval at an extraordinary shareholders meeting on a
                                             reverse stock split.
                                           o The per share price was calculated based on the stock
                                             exchange ratio of 1:1.43 (1 Hanaro share equals 1.43 Thrunet shares) and the conversion price of KRW5,000.
                                           o The Company's plan for the CB issue is subject to change dependent upon the result of negotiation.
                                           o Any decision-making authority in relation to the CB issue, which is not mentioned hereto, shall be delegated to
                                             Representative Director & CEO (including Acting CEO in
                                             absence of CEO).

Dec. 31, 2002       BOD Resolution on    - Type of bond: 22-2 Non-guaranteed convertible bonds
                    Issuance of          - Face value of bond: KRW43,000,000,000
                    Convertible Bond     - Operating funds: KRW43,000,000,000
                                         - Purpose of issue: Acquisition of a major stake in
                                           Korea Thrunet Co., Ltd.
                                         - Company issuing securities: Korea Thrunet
                                         - Major business: Broadband Internet access business
                                         - Relation with acquiring Company: Affiliated company after the stock acquisition

     Date                 Agenda                               Public Disclosure
-------------       ------------------   ---------------------------------------------------------------
                                         - Acquisition value: KRW43,000,000,000
                                         - Calculation basis of acquisition value: KRW3,488.37/share
                                         - Effect of acquisition: Increase in competitiveness in the broadband Internet access market
                                         - Scheduled date of acquisition: January 3, 2003
                                         - Method of principal payment: One-time redemption at maturity of 85% of the principal which is not converted until
                                           maturity. Redemption before maturity: In the event that the stock purchase agreement is cancelled and redemption of CB is claimed within 30 days of the cancellation, redemption
                                           will be done through a re-exchange of the shares acquired
                                           and the bond issued on January 3, 2003
                                         - Conversion price: KRW5,000
                                         - Subscription period: January 3, 2004 - July 2, 2008
                                         - Underwriter: TriGem Computer, Inc., Naray & Company, Inc.
                                         - Others
                                           o Total assets and total liabilities of Thrunet are based on its 2001 annual report and capital stock is the figure after
                                             November 25, 2002, the date on which Thrunet obtained an
                                             approval at an extraordinary shareholders meeting on a
                                             reverse stock split.
                                           o The per share price was calculated based on the stock
                                             exchange ratio of 1:1.43 (1 Hanaro share equals 1.43 Thrunet shares) and the conversion price of KRW5,000.
                                           o The Company's plan for the CB issue is subject to change dependent upon the result of negotiation.
                                           o Any decision-making authority in relation to the CB issue, which is not mentioned hereto, shall be delegated to
                                             Representative Director & CEO (including Acting CEO in
                                             absence of CEO).

Dec. 31, 2002       BOD Resolution on    - Type of bond: 22-3 Non-guaranteed convertible bonds
                    Issuance of          - Face value of bond: KRW108,875,920,000
                    Convertible Bond     - Operating funds: KRW108,875,920,000
                                         - Purpose of issue: Acquisition of a major stake in
                                            Korea Thrunet Co., Ltd.
                                         - Company issuing securities: Korea Thrunet
                                         - Major business: Broadband Internet access business
                                         - Relation with acquiring Company: Affiliated company after the stock acquisition
                                         - Acquisition value: KRW43,000,000,000
                                         - Calculation basis of acquisition value: KRW3,488.37/share
                                         - Effect of acquisition: Increase in competitiveness in the broadband Internet access market
                                         - Scheduled date of acquisition: February 7, 2003
                                         - Method of principal payment: One-time redemption at maturity of 85% of the principal which is not converted until maturity.
                                           Conversion price: KRW5,000
                                         - Subscription period: February 7, 2004 - February 6, 2008
                                         - Underwriter: TriGem Computer, Inc., Naray & Company, Inc.,
                                           Naray D&C, Inc., TG Ventures, Inc., TG Infonet, Inc., Solvit
                                           Media, Inc., TriGem Information Consulting, Inc., and
                                           aiLeaders, Inc.
                                         - Others
                                           o Total assets and total liabilities of Thrunet are based on its 2001 annual report and capital stock is the figure after
                                             November 25, 2002, the date on which Thrunet obtained an
                                             approval at an extraordinary shareholders meeting on a
                                             reverse stock split.
                                           o The total face value of CB issue (Series No. 22-3) may
                                             change in the event that the acquisition price changes
                                             reflecting the result of due diligence on Thrunet.)
                                           o The per share price was calculated based on the stock
                                             exchange ratio of 1:1.43 (1 Hanaro share equals 1.43 Thrunet shares) and the conversion price of

     Date                 Agenda                               Public Disclosure
-------------       ------------------   ---------------------------------------------------------------
                                             KRW5,000.
                                           o The Company's plan for the CB issue is subject to change dependent upon the result of negotiation.
                                           o Any decision-making authority in relation to the CB issue, which is not mentioned hereto, shall be delegated to
                                             Representative Director & CEO (including Acting CEO in
                                             absence of CEO).

Dec. 31, 2002       Equity Investment    - Name of company: Korea Thrunet., Ltd.
                    in Other             - Relation with our company after equity investment:
                    Corporation            an affiliated company
                                         - Major business: broadband Internet access business
                                         - Type of securities invested: registered common shares
                                         - Amount of equity investment: KRW194,875,920,000
                                         - Calculation basis of equity investment amount: KRW3,488.37/share
                                         - Number of stocks to be acquired through equity
                                           investment: 55,864,431
                                         - Number of stocks to be held after equity investment:
                                           55,864,431
                                         - Stockholding ratio after equity investment (%): 71.95
                                         - Scheduled date of equity investment: February 7, 2003-04-03
                                         - Purpose of equity investment: To increase competitiveness in the broadband Internet access market
                                         - Date of BOD resolution: December 30, 2002
                                         - Others
                                           o The amount of Thrunet's capital stock and the number of
                                             shares issued are the figures after November 25, 2002, the date on which it obtained an approval at its extraordinary shareholders meeting on the 3:1 reverse stock split
                                             applicable to all outstanding shares.
                                           o Hanaro pays the acquisition price through an issuance of convertible bonds.
                                           o The per share price was calculated based on the stock
                                             exchange ratio of 1:1.43 (1 Hanaro share equals 1.43 Thrunet shares) and the conversion price of KRW5,000.
                                           o Adjustment of acquisition price
                                             o The price may be adjusted reflecting the result of a careful due diligence on Thrunet by an independent appraisal.
                                             o The stock exchange ratio of Hanaro's to Thrunet's shares shall not exceed 1:8. The range of stock exchange ratio
                                               shall be 1.43 - 1.8.
                                             o The price adjustment shall be completed by one week before the second closing date (January 31, 2003)
                                           o Conditions precedent for the stock purchase
                                             o Hanaro reserves the right to exercise VETO on Thrunet major issues after the first payment of the acquisition is made.
                                             o Thrunet shall, as requested by Hanaro, at an extraordinary shareholders meeting make necessary amendments to the
                                               Articles of Incorporation and appoint all directors
                                               including standing directors.
                                             o In the event that the stock exchange ratio exceeds 1.8
                                               (5.4/3), the stock purchase agreement may be cancelled.
                                             o In the event that the Disclosure Schedule is not
                                               satisfactory until January 6, 2003, the stock purchase
                                               agreement any be cancelled within 10 days.
                                           o Delegation of authority
                                             o Any decision making authority in relation to finalizing of and execution of conditions precedent, representation &
                                               warranties, and covenants of the

     Date                 Agenda                               Public Disclosure
-------------       ------------------   ---------------------------------------------------------------
                                               agreement and other necessary agreements shall be delegated to Representative Director & CEO (including Acting CEO in
                                               absence of CEO).
                                             o Any decision making authority in relation to finalizing the number of shares to be acquired and adjustment of
                                               convertible bond conversion price shall be delegated to
                                               Representative Director & CEO (including Acting CEO in
                                               absence of CEO).
                                           o The acquisition price shall be paid in two installment on
                                             January 3, 2003 and the second on February 7, 2003.
                                           o This confirms the Company's disclosure upon request dated
                                             December 27, 2002.

Dec. 31, 2002       Resolution of the    - Date of BOD resolution: December 30, 2002
                    Board of Directors   - Reason for calling of shareholders' meeting: extraordinary
                    on Calling of          shareholders' meeting
                    Extraordinary        - Scheduled date of shareholders' meeting: February 21, 2003,
                    Shareholders           10:00 A.M.
                    Meeting              - Scheduled place of shareholders' meeting: 10/F Hanaro Telecom
                                           Ilsan Information Center, 726 Changhang 2-dong, Ilsan-ku,
                                           Koyang-shi, Kyunggi-do
                                         - Agenda and major issues
                                           o Approval of per share price of rights issue below par value
                                           o Approval of new rights issue
                                           o Approval of amendment of Articles of Incorporation
                                           o Appointment of director
                                         - Resolution: approved as proposed
                                         - Others
                                           o Since there are no separate dates for the record date and the period for closing of shareholder register for the
                                             extraordinary shareholders meeting, the shareholders on our shareholder register on the date of the extraordinary
                                             shareholders meeting are the shareholders with voting
                                             rights. However, since pursuant to 13-1 of the Articles of
                                             Incorporation , the shareholder register closing in the
                                             period from January 1, 2003 to the dates of the annual
                                             shareholder meeting is prohibited, the shareholders on the shareholder register as of December 31, 2002 are the
                                             shareholders with voting rights.
                                           o The date, venue and agenda for the extraordinary
                                             shareholders meeting are subject to change. Any changes or additional information will be notified through the notice of extraordinary shareholders meeting to shareholders.
                                           o The specific agenda for the extraordinary shareholders
                                             meeting will be confirmed by a board meeting before the
                                             dissemination of the notice of the extraordinary
                                             shareholders meeting to shareholders.
                                           o In the event that the Investment Agreement with our
                                             foreign shareholders becomes null and void, this resolution also becomes null and void.

Jan. 6, 2003        Open Interest        - Derivative traded: Won/US$ forward (US$50,000,000)
                    Balance of           - Open interest balance reported prior to its change:
                    Derivatives            KRW61,216,000,000
                                         - Amount changed: KRW-59,671,500,000
                                         - Reason for change: termination of the forward contract
                                         - Date of change: January 6, 2003-04-04 Total assets at the end of preceding business year: KRW3,580,692,468,911
                                         - Others
                                           o Loss incurred form the forward contract: KRW1,544,500,000
                                           o Total assets at the end of preceding business year is the total assets as of December 2001
                                           o Date of relevant disclosure: July 3, 2002

Jan. 16, 2003       Cancellation of      - Confirmation of the disclosure dated December 30, 2002
                    BOD resolutions      - Cancellation of equity investment

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

     Date                 Agenda                               Public Disclosure
-------------       ------------------   ---------------------------------------------------------------
                                         - Acquisition (redemption) of convertible bond before
                                           maturity after its issuance
                                         - Cancellation of new rights issue
                                         - Cancellation of syndicated loan
                                         - Cancellation of approval to call an extraordinary
                                           shareholders meeting

Jan. 17, 2003       Acquisition          - Type of bond: 22-1 non-guaranteed convertible bonds
                    (redemption) of      - Issue date: January 3, 2003
                    convertible bond     - Maturity date: July 3, 2004
                    before maturity      - Total amount of bond issued: KRW43,000,000,000
                    after its issuance   - Total amount of bond acquired: KRW43,000,000,000
                                         - Total face amount of bond acquired: KRW43,000,000,000
                                         - Reason for acquisition: Redemption before maturity date due to termination of Share Purchase Agreement. The redemption is pursuant to section 8-3(b) of the Share Purchase
                                           Agreement and Section 7.4 of the CB Subscription Agreement.
                                         - Acquisition method: Exercise of put option by TriGem Computer and Naray & Company, Inc.

Jan. 17, 2003       Acquisition          - Type of bond: 22-2 non-guaranteed convertible bonds
                    (redemption) of      - Issue date: January 3, 2003
                    convertible bond     - Maturity date: January 3, 2008
                    before maturity      - Total amount of bond issued: KRW43,000,000,000
                    after its issuance   - Total amount of bond acquired: KRW43,000,000,000
                                         - Total face amount of bond acquired: KRW43,000,000,000
                                         - Reason for acquisition: Redemption before maturity date due to termination of Share Purchase Agreement. The redemption is pursuant to section 8-3(b) of the Share Purchase
                                           Agreement and Section 7.4 of the CB Subscription Agreement.
                                         - Acquisition method: Exercise of put option by TriGem
                                           Computer and Naray & Company, Inc.

Feb. 6, 2003        5% increase in       - Total increase in revenue: KRW428,410,682,763
                    revenue compared     - % of increase in revenue: 51.9%
                    to previous fiscal   - Revenue (FY2002): KRW1,253,859,290,910
                    year                 - Revenue (FY2001) KRW825,448,608,147
                                         - Reason for the increase: Growth in revenue attributable to growth of subscribers
                                         - Total assets as of December 31, 2002: KRW3,580,692,468,911
                                         - Other: The figures in the table may be changed upon the audit by Hanaro's independent auditors.

Feb. 6, 2003        15% decrease in      - Total decrease in ordinary loss: KRW120,972,825,549
                    ordinary loss        - % of increase in revenue: 49.6%
                    compared to          - Revenue (FY2002): - KRW123,139,960,440
                    previous fiscal      - Revenue (FY2001): - KRW244,112,785,989
                    year                 - Reason for the increase: Growth in revenue and slowdown of growth in operating costs attributable to growth of
                                           subscribers
                                         - Total assets as of December 31, 2002: KRW3,580,692,468,911
                                         - Other: The figures in the table may be changed upon the
                                           audit by Hanaro's independent auditors.

Feb. 6, 2003        15% decrease in      - Total decrease in net loss: KRW120,972,825,549
                    net loss compared    - % of increase in revenue: 49.6%
                    to previous fiscal   - Revenue (FY2002): - KRW123,139,960,440
                    year                 - Revenue (FY2001): - KRW244,112,785,989
                                         - Reason for the increase: Growth in revenue and slowdown of growth in operating costs attributable to growth of
                                           subscribers
                                         - Total assets as of December 31, 2002: KRW3,580,692,468,911
                                         - Other: The figures in the table may be changed upon the
                                           audit by Hanaro's independent auditors.

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

     Date                 Agenda                               Public Disclosure
-------------       ------------------   ---------------------------------------------------------------
Feb. 25, 2003       BOD Resolution for   - Tentative date: 10:00 a.m., March 28, 2003
                    Annual General       - Tentative place: 12th Floor of Kukje Electronics
                    Meeting of             Building, Seocho-dong, Seocho-ku, Seoul, Korea
                    Shareholders         - Agenda
                                           o Item 1. Approval of Balance Sheet and Income Statement for
                                             the fiscal year 2002
                                           o Item 2. approval of Statement of Disposition of Deficit
                                             for the fiscal year 2002
                                           o Item 3. Appointment of directors (including independent
                                             directors)
                                           o Item 4. Approval of ceiling amount of remuneration for
                                             directors for year 2003
                                           o Item 5. Amendment of the Articles of Incorporation
                                             concerning Representative Director, change in business
                                             objectives, reflection of amendments to Commercial Law &
                                             Securities Act, etc.)

Feb. 25, 2003       Amendments to        - Added items
                    business objectives    o Provide telecommunications services
                                           o Provide integrated services of telecommunications and
                                             broadcasting
                                           o Initiate future communication business
                                           o Provide advertising services
                                           o Provide real estate lease and telecommunications sales
                                             services
                                           o Research and develop for, pursue overseas projects
                                             concerning, manufacture, and conduct distribution and any
                                             other activities related to the objectives set forth in (1)
                                             and (4) above.
                                         - Deleted items
                                           o Provide local telephony services
                                           o Lease telecommunications lines and facilities related
                                             thereto
                                           o Establish, own and operate telecommunications networks
                                           o Manufacture, sell and supply equipment and/or machines
                                             incidental or related to telecommunications business
                                           o Research and develop technologies related to
                                             telecommunications o Initiate future communications business
                                           o Lease communication bureau buildings, and facilities
                                             thereof, pursuant to telecommunications laws in Korea
                                           o Conduct any and all activities directly or indirectly
                                             related to or incidental to any of the foregoing objectives, undertake any overseas activities for any of the objectives set forth in the foregoing items, and perform any activities or business ,mandated by pertinent telecommunications laws in Korea
                                         - Date of BOD resolution: February 25, 2003

Feb. 25, 2003       Transaction with     - Company name: Dacom Corporation
                    the largest          - Relationship with Hanaro: the largest shareholder in the
                    shareholding group     largest shareholding group
                                         - Transaction period: January 1, 2003 - December 31, 2003
                                         - Transaction amount: KRw70,000,000,000

Feb. 25, 2003       Transaction with     - Company name: Powercomm
                    the largest          - Relationship with Hanaro: affiliated company of the largest
                    shareholding group     shareholder in the largest shareholding group
                                         - Transaction period: January 1, 2003 - December 31, 2003
                                         - Transaction amount: KRw100,000,000,000

Feb. 25, 2003       Transaction with     - Company name: Hanaro T&I
                    the largest          - Relationship with Hanaro: affiliated company
                    shareholding group   - Transaction period: January 1, 2003 - December 31, 2003
                                         - Transaction amount: KRw50,000,000,000

Feb. 25, 2003       Cancellation of      - Number of employees with stock options: 829 (1,810,642 common
                    stock purchase         shares)
                    option rights        - Officers and employees subject to cancellation: Mr. Changho
                    grant                  Chun and 40 employees
                                         - Number of cancelled shares: 89,489
                                         - Exercise price: KRW17,750

     Date                 Agenda                               Public Disclosure
-------------       ------------------   ---------------------------------------------------------------
Mar. 13, 2003       AGM reference        - Role of outside directors and issues concerning compensation
                    material             - Transactions with major shareholders
                                         - Business outlook

Mar. 21, 2003       Submission of 2002   -
                    Audit Report

Mar. 28, 2003       Resolutions of       - Item 1. Approval of Balance Sheet and Statements of
                    2003 Annual            Operations for the fiscal year 2002: Approved as proposed
                    General Meeting      - Item 2. Approval of Statements of Disposition of Deficit for
                    of Shareholders        the fiscal year 2002: Approved as proposed
                                         - Item 3. Appointment of new directors (6 persons): Approved as proposed
                                         - Item 4. Approval of maximum amount of remuneration for
                                           directors for year 2002 (KRW2.5 billion): Approved as proposed
                                         - Item 5. Amendments to the Articles of Incorporation:
                                           Not approved as proposed

Mar. 28, 2003       Appointment of       - Yong Hwan Kim
                    outside directors    - Wung Hae Lee
                                         - Sung Kyou Park
                                         - Sa Hyeon Seo
                                         - Sun Woo Kim

Mar. 28, 2003       Appointment of       - Young Hwan Kim
                    Audit Committee      - Wung Hae Lee
                    members              - Sung Kyou Park
                                         - Sun Woo Kim

Mar. 28, 2003       Notice of Change     - Before the change
                    of Representative      o Representative Director & CEO: Un-Sik Shin
                    Director               o Representative Director & Senior Executive Vice President:
                                             In Haeng Lee (Independent president)
                                         - After the change
                                           o Representative Director & Senior Executive Vice President:
                                             In Haeng Lee (Independent president)
                                         - Ground for change: Mr. Yun-Sik Shin resigned upon expiration of the term of his office
                                         - Date of change: March 28, 2003

March 28, 2003      Composition of the   -
                    Board of Directors

Mar. 29, 2003       Submission of 2002   -
                    Audit Report

Mar. 31, 2003       Submission of 2002   -
                    annual report

          B)   Public disclosure pursuant to KOSDAQ regulations


    Date                   Title                              Public Disclosure
------------        -----------------    --------------------------------------------------------------
Feb. 4, 2002        Addition of
                    Affiliated
                    Company

Feb. 7, 2002        5% Increase in
                    Revenue Compared
                    to Previous
                    Fiscal Year

Feb. 7, 2002        Over 15%
                    Decrease in
                    Ordinary loss
                    Compared to
                    Previous Fiscal
                    Year

Feb. 7, 2002        Over 15%
                    Decrease in Net
                    loss Compared to
                    Previous Fiscal
                    Year

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


    Date                   Title                              Public Disclosure
------------        -----------------    --------------------------------------------------------------
Feb. 15, 2002       Disclosure of        - Hanaro Telecom, Inc. announces that the company will hold a
                    Inquiry                board meeting within Feb, 2002 to discuss and
                                           approve the issuance of US$100,000,000 bonds with warrants.
                                           Final resolutions of the meeting regarding the planned
                                           issuance of US$100,000,000 bonds with warrants will be
                                           promptly announced..

Feb. 20, 2002       Resolution of
                    Issuing Bonds
                    with Warrants

Feb. 20, 2002       Transfer of
                    Business with
                    Major
                    Shareholders

Feb. 20, 2002       Board Resolution
                    for AGM

Feb. 20, 2002       Transaction with
                    the Largest
                    Shareholding
                    Group

Feb. 22, 2002       Issuing Bonds
                    with Warrants

Feb. 26, 2002       Disclosure of        - It is true that Hanaro Telecom, Inc. is in talks with Korea
                    Inquiry                Thrunet Co., Ltd. Regarding a possible consolidation between the two companies. However, there has been no substantial
                                           development such as signing of a consolidation contract or an exchange of MOU. Any material developments on this issue will be promptly announced going forward.

Feb. 27, 2002       Derivative Open
                    Account

Mar. 12, 2002       Appointment of
                    outside auditor

Mar. 14, 2002       Pre-information
                    for the 5th AGM

Mar. 21, 2002       Exercise of
                    Warrants

Mar. 22, 2002       Exercise of
                    Warrants

Mar. 25, 2002       Re-disclosure of     Details of the negotiation to be disclosed upon the occurrence
                    Inquiry on Feb.      of substantial development.
                    26, 2002

Mar. 28, 2002       Exercise of
                    Warrants

Mar. 29, 2002       FY2001 Annual
                    Report

Mar. 29, 2002       Resolution of AGM

Mar. 29, 2002       Appointment of
                    Members of Audit
                    Committee

Mar. 29, 2002       Appointment of
                    outside directors

Mar. 29, 2002       Resignation of
                    outside director

Mar. 29, 2002       Notice of Change     - Before the change
                    of                     o President & CEO: Yun-Sik Shin
                    Representative         o President & Senior Executive VP: Dong Sung Cho
                    Directors              o The above two persons are independent representative
                                             director of the Company.
                                         - After the change
                                           o President & CEO: Yun-Sik Shin
                                           o President & Senior Executive VP: Dong Sung Cho
                                           o President & Senior Executive VP: In Haeng Lee
                                           o The above three persons are independent

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


    Date                   Title                              Public Disclosure
------------        -----------------    --------------------------------------------------------------
                                             representative directors of the Company.
                                         - Ground for change: By having an independent, designated
                                           representative for each business area, Hanaro attempts to
                                           proactively respond to the competitive landscape of the
                                           telecommunications industry.

Apr. 1, 2002        Re-disclosure of     - Hanaro decided to terminate the talks with Thrunet for a
                    Inquiry on Feb.        possible consolidation between the two companies upon
                    26, 2002               Thrunet's decision to dispose of its leased line business to
                                           SK Telecom, which would minimize material synergistic
                                           effects possibly resulted from the consolidation.

Apr. 2, 2002        Notice of Change     - Before the change
                    of                     o President & CEO: Yun-Sik Shin
                    Representative         o President & Senior Executive VP: Dong Sung Cho
                    Directors              o President & Senior Executive VP: In Haeng Lee
                                           o The above two persons are independent representative
                                             director of the Company.
                                         - After the change
                                           o President & CEO: Yun-Sik Shin
                                           o President & Senior Executive VP: In Haeng Lee
                                           o The above three persons are independent representative
                                             directors of the Company.
                                         - Ground for change: Mr. Dong Sung Cho resigned for personal reasons.

Apr. 8, 2002        Ownership of
                    shares by
                    director

Apr. 17, 2002       Interest Rate
                    Swap

Apr. 26, 2002       FY 2001
                    consolidated
                    annual report

May. 15, 2002       2001 1Q Report

May. 27, 2002       Adjustment to
                    Subscription
                    Price of Bonds
                    with Warrants

Jul. 3, 2002        Open Interest
                    Balance of
                    Derivatives

Jul. 16, 2002       Lease of Real
                    Estate to
                    Affiliated
                    Company

Aug. 2, 2002        Disaffiliation
                    of Affiliated
                    Company

Aug. 14, 2002       Submission of
                    interim report

Aug. 26, 2002       Adjustment to
                    Subscription
                    Price of Bonds
                    with Warrants

Aug. 27, 2002       Lease of Real
                    Estate to
                    Affiliated
                    Company

Sep. 3, 2002        Lease of Real
                    Estate to
                    Affiliated
                    Company

Oct. 16, 2002       Lease of Real
                    Estate to
                    Affiliated
                    Company

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


    Date                   Title                              Public Disclosure
------------        -----------------    --------------------------------------------------------------
Oct. 25, 2002       Lease of Real
                    Estate to
                    Affiliated
                    Company

Nov. 1, 2002        Resolution on
                    new rights issue

Nov. 1, 2002        BOD Resolution
                    on Foreign
                    Investment in
                    Hanaro Telecom

Nov. 1, 2002        Resolution of
                    BOD on Calling
                    of Extraordinary
                    Shareholders
                    Meeting

Nov. 1, 2002        Notice of            - Fixed date: Nov. 17, 2002
                    shareholder          - Period for closing of shareholder registrar: Nov. 18, 2002 -
                    registrar closing      Nov. 30, 2002
                                         - Reason for closing: Extraordinary shareholders meeting
                                         - Date of resolution of BOD: Nov. 1, 2002

Nov. 1, 2002        Fair Disclosure      - Fair disclosure in relation to BOD resolution dated
                                           Nov. 1, 2002

Nov. 7, 2002        Fair Disclosure      - Fair disclosure in relation to October subscriber numbers

Nov. 14, 2002       Submission of        -
                    3Q02 earnings
                    report

Dec. 3, 2002        Addition of an       -
                    affiliated
                    company

Dec. 4, 2002        Cancellation of      -
                    BOD resolutions

Dec. 13, 2002       Notice of            - Fixed date: December 31, 2002
                    closing of           - Period for closing shareholder register: Start date:
                    shareholder            January 1, 2003; End date: see comment in 'Others' below
                    register             - Reasons for closing: To determine shareholders with voting rights for the 6th Annual General Shareholders Meeting
                                         - Others: Pursuant to Article 13 (Closure of Shareholders
                                           Register and Setting of Record Date) of the Articles of
                                           Incorporation, the period for closing of shareholders ends on the date of the Annual General shareholders Meeting.

Dec. 24, 2002       Acquisition          -
                    (redemption) of
                    convertible
                    bonds before
                    maturity

Dec. 26, 2002       Transaction with     -
                    the largest
                    shareholding
                    group

Dec. 31, 2002       BOD resolution       -
                    on new rights
                    issue

Dec. 31, 2002       BOD resolution       -
                    on syndicated
                    loan

Dec. 31, 2002       BOD resolution       -
                    on convertible
                    bond issue

Dec. 31, 2002       BOD resolution       -
                    on convertible
                    bond issue

Dec. 31, 2002       BOD resolution       -
                    on convertible
                    bond issue


    Date                   Title                              Public Disclosure
------------        -----------------    --------------------------------------------------------------
Dec. 31, 2002       BOD resolution       -
                    on equity
                    investment

Dec. 31, 2002       BOD resolution       -
                    on calling for a
                    shareholders
                    meeting

Jan. 6, 2003        Open interest        -
                    balance of
                    derivatives

Jan. 16, 2003       Syndicated loan      -

Jan. 17, 2003       Acquisition          -
                    (redemption) of
                    convertible
                    bonds before
                    maturity

Jan. 17, 2003       Acquisition          -
                    (redemption) of
                    convertible
                    bonds before
                    maturity

Feb. 6, 2003        5% increase in       -
                    revenue compared
                    to previous
                    fiscal year

Feb. 6, 2003        15% decrease in      -
                    ordinary loss
                    compared to
                    previous fiscal
                    year

Feb. 6, 2003        15% decrease in      -
                    net loss
                    compared to
                    previous fiscal
                    year

Feb. 25, 2003       BOD resolution       -
                    for Annual
                    General Meeting
                    of Shareholders

Feb. 25, 2003       Amendments to        -
                    business
                    objectives

Feb. 25, 2003       Transaction with     -
                    the largest
                    shareholding
                    group

Feb. 25, 2003       Transaction with     -
                    the largest
                    shareholding
                    group

Feb. 25, 2003       Transaction with     -
                    the largest
                    shareholding
                    group

Feb. 25, 2003       Cancellation of      -
                    Stock Purchase
                    Option Rights
                    Grant

Mar. 13, 2003       AGM reference        -
                    material

Mar. 13, 2003       54th BOD Meeting     -

Mar. 28, 2003       Change in            -
                    Representative
                    Director

          C)   Fair Disclosure (FD)


    Date                   Title                              Public Disclosure
------------        -----------------    --------------------------------------------------------------
Nov. 1, 2002        FD                   Press release: BOD resolution on foreign investment
                                         inducement

Nov. 7, 2002        FD                   Subscriber numbers as of October 2002

Nov. 8, 2002        FD                   Announcement of 2002 October subscriber number

Nov. 14, 2002       FD                   3Q2002 conference call

Nov 14, 2002        FD                   3Q02002 earnings announcement

Nov. 27, 2002       FD                   Press release: Export of animated 3-D film to Japan

Nov. 29, 2002       FD                   Official stance of Hanaro Telecom on acquisition of a major stake in Powercomm by Dacom

Nov. 29, 2002       FD                   Official stance of Hanaro Telecom on Dacom's acquisition of a major stake in Powercomm

Dec. 5, 2002        FD                   Management restructuring

Dec. 11, 2002       FD                   Announcement of 2002 November subscriber numbers

Dec. 12, 2002       FD                   Long-distance and international telephony service license

Dec. 16, 2002       FD                   Press release: Hanaro's agreement with Flarion Technologies

Dec. 130, 2002      FD                   Press release: Hanaro's acquisition of 72% stake in Thrunet

Jan. 16, 2003       FD                   Announcement of 2002 December subscriber numbers

Jan. 16, 2003       FD                   Press release: Cancellation of Share purchase agreement

Jan. 17, 2003       FD                   Press release: Commercialization of 20Mbps-VDSL broadband
                                         service

Jan. 23, 2003       FD                   Press release: Establishment of mobile LAN-based IPv6
                                         (Internet protocol version 6) system

Feb. 6, 2003        FD                   Press release: Announcement of 2002 results and 2003
                                         business plan

Feb. 11, 2003       FD                   Announcement of 2003 January subscriber numbers

Feb. 13, 2003       FDE                  Press release: Cooperation with Kyrgyz Republic

Feb. 28, 2003       FD                   4Q2002 earnings announcement

Mar. 10, 2003       FD                   Announcement of 2003 February subscriber numbers

Mar. 28, 2003       FD                   The 54th BOD Meeting

          D)   Corporate disclosure upon request


    Date                   Title                              Public Disclosure
------------        -----------------    --------------------------------------------------------------
Feb. 15, 2002       Foreign              The Company will make a timely disclosure on its overseas
                    investment           BW issue.
                    inducement

Feb. 26, 2002       Merger with          The Company will make an adequate disclosure on any
                    Thrunet              progress in talks of consolidation with Thrunet.

Mar. 25, 2002       Merger with          The Company will make an adequate disclosure on any
                    Thrunet              progress in talks of consolidation with Thrunet.

Apr. 1, 2002        Merger with          The Company terminated its talk of potential consolidation
                    Thrunet              with Thrunet upon Thrunet's sales of its leased business
                                         part to SK Telecom.

Dec. 27, 2002       Acquisition of       The Company will make an adequate disclosure on any
                    Thrunet              progress in talks for acquisition of Thrunet.

2.   Summary of Annual General Meeting of Shareholders

Date                Agenda                                            Resolution
----------------    -------------------------------------------       ----------------------------
The 6th AGM         Approval of Balance Sheet and Statements of       Approved
(March 28, 2003)    operations for the FY2002

                    Approval of Statements of Disposition of          Approved (no dividend)
                    Deficit for the year FY2002

                    Appointment of directors                          Directors newly elected;
                                                                      Sun Woo Kim (Non-standing)
                                                                      Sa Hyeon Seo (Non-standing)
                                                                      Directors re-elected;
                                                                      Young Woo Nam (Non-standing)
                                                                      Yong Hwan Kim (Non-standing)
                                                                      Wung Hae Lee (Non-standing)
                                                                      Sung Kyou Park (Non-standing)

                    Approval of maximum amount of remuneration for    Approved
                    directors for year 2003

                    Amendments to the Articles of Incorporation       Rejected

The 5th AGM         Approval of Balance Sheet and Statements of       Approved
(March 29, 2002)    operations for the FY2001

                    Approval of Statements of Disposition of          Approved (no dividend)
                    Deficit for the year FY2001

                    Amendments to the Articles of Incorporation       Approved

                    Amendments to the regulation on severance         Approved
                    payment for standing directors

                    Appointment of new directors                      Directors newly elected;
                                                                      Dong Ki Kim (Non-standing)
                                                                      Sung Kyou Park (Non-standing)
                                                                      Yong Hwan Kim (Non-standing)
                                                                      Wung Hae Lee (Non-standing)
                                                                      Hang Gu Bahk (Non-standing)
                                                                      Shin Bae Kim (Non-standing)
                                                                      Soon Ho Hong (Non-standing)

                    Approval of maximum amount of remuneration for    Approved
                    directors for year 2002

The 4th AGM         Approval of Balance sheet & Statement of          Approved
(March 23, 2001)    operations for FY2000

                    Approval of Statement of disposition of deficit   Approved (no dividend)
                    for FY2000

                    Amendments of the Articles of Incorporation       Approved (denomination of share
                                                                      certificates and etc.)

                    Amendment of Article for officers' severance      Approved
                    payment

Date                Agenda                                            Resolution
----------------    -------------------------------------------       ----------------------------
                    Appointment of new directors                      Directors newly elected;
                                                                      In-Haeng Lee (Standing)
                                                                      Jin-Duck Kim (Standing)
                                                                      Min-Rae Cho (Non-standing)
                    Approval of ceiling amount of remuneration for    Approved
                    directors for year 2001

                    Appointment of new independent auditor            Arthur Anderson (Anjin & Co)


3.   Contingent Liabilities

     (1)  Promissory notes

       Creditor            Number of notes       Amount             Remarks
----------------------     ---------------       ------        ----------------
Financial institutions            4              Blank         Relating to loan

4.   Sanctions

      Date                               Cause                                  Result
----------------    -----------------------------------------------------      --------
April 13, 2002      Violation of responsibility of reporting ownership of      Warning
                    shares in volume

October 30, 2002    Violation of responsibility of reporting ownership         Warning
                    status of directors and major shareholders

5.   Matters of Importance after 2002 Book Closing

     (1)  Cancellation of equity investment with Thrunet.

          -    Please see X. Other Required Articles > 1. Public Disclosure

               LIST OF ATTACHMENTS FILED WITH THIS ANNUAL REPORT

Attachment A:  Audit Report of Audit Committee

Attachment B:  Director's Opinion on Business Operation

Attachment C:  Audit Committee's Comments on the Company's Internal Monitoring
               System

Attachment D:  Independent Auditor's Comments on the Company's Internal
               Monitoring System

Attachment E:  Business Report for Fiscal Year 2002

Attachment F:  Managerial Accounting & Internal Control System

Attachment G:  Articles of Incorporation as amended on March 29, 2002
               [This attachment is not filed with this English Summary of the Annual Report as it was previously filed with the Company's annual report on Form 20-F for the fiscal year ended December 31, 2001.]

Attachment H:  Audited Non-Consolidated Financial Statements as of December 31,
               2002 and 2001 [This attachment is not filed as an attachment to this English Summary of the Annual Report as the financial statements and notes thereto are included in the body of this English Summary of the Annual Report.]

                                                                    ATTACHMENT A
                         AUDIT REPORT OF AUDIT COMMITTEE

I, as the Chairman of the Audit Committee (the "Committee") of Hanaro Telecom, Inc. (the "Company"), have audited and hereby report the results of the audit of the accounting records and business transactions of the Company for fiscal year 2002 from January 1, 2002 to December 31, 2002.

1.   SUMMARY OF AUDITING METHODOLOGY

     Auditing the accounts included reviewing accounting records and relevant statements, and examining the financial statements and the specifications attached thereto. When necessary, the Committee resorted to auditing procedures that included comparative analysis, due diligence, observation, inquiry, etc.

     As for auditing the business transactions, in the event that it was necessary to attend a meeting of the Board of Directors or other important meetings, I received reports from Directors regarding the Company's operation, and reviewed and examined relevant records for material business transactions.

2.   Balance Sheet & Statements of Operations

     The balance sheet and statements of operations present fairly, pursuant to the applicable laws of Korea and the Articles of Incorporation, the financial position and operation of the Company.

3.   Statement of Disposition of Deficit

     The statement of disposition of deficit was prepared pursuant to the applicable laws of Korea and the Articles of Incorporation, and appropriately states and reflects the financial position and other matters of the Company.

4.   Business Report

     The business report represents fairly, pursuant to the applicable laws of Korea and the Articles of Incorporation, the sate of the Company.

February 21, 2003
Sung Kyu Park, Chairman of the Audit Committee
Hanaro Telecom, Inc.

                                                                    ATTACHMENT B

                    DIRECTOR'S OPINION ON BUSINESS OPERATION

1.   RESULTS OF OPERATION

     o    Sales

                                                     (Unit: in millions of Won)

                                             2002          2001          2000
                                          ---------     ---------     ---------
     OPERATING REVENUE                    1,253,859       825,449       336,187
Operating Expense                         1,247,779       990,637       632,764
Operating Income (Loss)                       6,080      (165,188)     (296,577)
Non-operating Income                         57,150        48,977        61,204
Non-operating Expense                       186,370       127,902        63,740
Ordinary Income (Loss)                     (123,140)     (244,113)     (299,114)
Extraordinary Income (Loss)                       -             -             -
Income (Loss) Income Taxes                 (123,140)     (244,113)     (299,114)
Income Tax (Expense) Benefit                      -             -             4
Net Income (Loss)                          (123,140)     (244,113)     (299,118)

[Note: The figures are non-consolidated numbers.]

     o Hanaro Telecom, Inc. (the "Company") is a telecommunications company established on September 26, 1997 to offer local telephony and high-speed Internet services. Having launched its commercial service on April 1, 1999 in four metropolitan cities including Seoul, Pusan, Incheon and Ulsan, the Company has expanded its service coverage to 80 cities and 47 districts as of the end of 2002.

     o As the Company's business is classified into fixed-line telephony and value-added telecommunications services, the main focus is on the local telephony and high-speed Internet services.

     o Revenues in fiscal year 2002 increased by 51.9% from the previous year to KRW 1,253.8 billion, attributable to an increase in revenue from the broadband business. Focusing on data communications services such as broadband Internet as its main business, the Company expects stable revenue growth in the years to come as the local broadband market continuously grows. The Company achieved operating profit for the first time in fiscal year 2002 since its establishment in 1997. EBITDA (earnings before interest, tax, depreciation and amortization) in fiscal year 2002 increased by 150.0% from the previous year to KRW
          391.4 billion,. However, due to the incurrence of a large amount of capital expenditures during the start-up period of the business, net loss totaled KRW 123.1 billion, a decrease of 49.6% from the previous year.

2.   FINANCIAL STATUS

     o Revenue from broadband business in fiscal year 2002 increased by 42.1% from the previous year to KRW 911.8 billion due to a steady increase in the number of subscribers.

     o As the table below indicates, the Company has a steady financial structure with current asset to current liability ratio at the end of 2002 of 50.82% and a debt ratio of 162%. As for profitability, the Company recorded KRW 6,080 millions of operating profit. The Company expects that the financial structure will improve and achieve net profit in 2003.

                                                              2002 (%)       2001 (%)      2000 (%)
                                                              --------       --------      --------
Stability       Current asset to current liability ratio         50.82          71.04         94.65
                Debt to equity ratio                            162.00         150.52        100.22
                Dependency level on general borrowing            47.90          38.38         33.27

Growth          Sales revenue growth rate                        51.90         145.53      1,354.15
                Total assets increase rate                        0.58           7.01         77.05

Profitability   Operating profit to sales revenue ratio           0.48         -20.01        -88.22
                Net profit to sales revenue ratio                -9.82         -29.57        -88.97
                Net profit to total asset ratio                  -3.43          -7.05        -11.43
                Profit to net worth ratio                        -8.78         -15.75        -17.90

3.   FINANCING

     o    Details of Financing Activities

                                                    (Unit: in billions of Won)
Financing Source                             2002         2001          2000
                                           -------      -------       -------
Banks & others financial institutions        112.7        178.7         260.5
Corporate debentures                         588.6        573.3         834.0
*Rights issues                                76.6            -         413.6
**Others                                     207.0
                                           -------      -------       -------
Total                                        987.9        752.0       1,508.1
                                           =======      =======       =======

----------
* Rights issues are related to exercise of warrants ** Others comprise issuance of ABL.

     o    As of the end of December 2002, the Company obtained approximately KRW
          984.9 billion from financing activities that included issuance of corporate bonds, Bonds with Warrants, Asset Backed Loans (ABL), etc. The Company plans to obtain KRW 850 billion through issuance of corporate bonds, etc.

In-Haeng Lee
Executive Vice President & Director / Hanaro Telecom, Inc.

                                                                    ATTACHMENT C

     AUDIT COMMITTEE'S COMMENTS ON THE COMPANY'S INTERNAL MONITORING SYSTEM

1.   INTERNAL MONITORING SYSTEM

     A.   Structure and Function of Internal Monitoring Committee

          o    Board of Directors: Monitors performance of directors' duties.

          o Audit Committee: Audits performance of directors' duties. It may request a report on operation of the Company from directors or investigate matters relating to the Company's operation and financial position.

          o Audit Team: As a supporting department to the Audit Committee, it audits operations of each department. It conducts regular, periodic and special audits.

     B. The Board of Directors consists of 12 directors including 7 independent directors.

     C. Appointment of Members of the Audit Committee and Secured Standing of the Audit Unit within the Company

          1)   Appointment of members of the Audit Committee

               o Pursuant to Article 37-2 of the Articles of Incorporation, the Company established the Audit Committee and appointed four independent non-standing directors as members of the Audit Committee.

               o The Audit Committee consists of an academic, an accountant, a lawyer and a professional businessman.

          2) The standing of the employees of the Audit Team within the Company is secured since their transfer or dismissal requires the consent of the Chairman of the Audit Committee.

2.   INTERNAL MONITORING SYSTEM

     A.   Performance of Internal Audit in 2002

          o    Number of regular audit conducted: 440

          o Periodic Audit: 4 (2002 book-closing, Chung-chong/Honam branch, Assets/Application field)

         B.    Dealings with Audit Statement

               o In accordance with the Audit Rules, audit statements are reported immediately to the president of the Company for prompt correction, and the matters are dealt with and managed continuously afterwards.

3.   AUDIT COMMITTEE'S COMMENT ON PERFORMANCE OF INTERNAL MONITORING SYSTEM

     o In accordance with the Commercial Code of Korea and the Articles of Incorporation, the Audit Committee plays an important role in investigating the assets and supervising the business activities of the Company.


Sung Kyu Park
Chairman of the Audit Committee
Hanaro Telecom, Inc.

                                                                    ATTACHMENT D

   INDEPENDENT AUDITOR'S COMMENTS ON THE COMPANY'S INTERNAL MONITORING SYSTEM

                                                                  March 24, 2003

To:  The Board of Directors and Shareholders of Hanaro Telecom, Inc.

In accordance with generally accepted auditing standards in the Republic of Korea, we have audited the financial statements of Hanaro Telecom, Inc. (the "Company") for the fiscal year ended December 31, 2002 and in this regard, we have analyzed and evaluated the Company's internal monitoring system. The purpose of our task was to determine whether we have enough evidence that the Company's internal auditing procedures appropriately monitor the account balances and disclosure status in the financial statements. Accordingly, we did not investigate the internal monitoring system for the purpose of issuing an opinion regarding the validity and appropriateness of the Company's internal monitoring system. In addition, we may not have discovered all material weaknesses in the Company's internal monitoring system.

According to our analysis and evaluation, the Company has the following internal monitoring system:

1.   The Board of Directors and the Audit Committee;

2.   Approval procedures for transactions;

3. Separation of the approval, recording and protection of property procedures of a transaction;

4.   Recording transaction documents and financial ledgers;

5.   Restriction on use or access to documents and property; and

6. Independent and regular internal verification procedures including comparative analysis and adjustments.

It is our opinion that we did not find any material weakness in the Company's internal monitoring system during the Company's fiscal year ended December 31, 2002.

ANJIN ACCOUNTING CORPORATION
REPRESENTATIVE DIRECTOR YANG SEUNG WOO

                                                                    ATTACHMENT E

                      BUSINESS REPORT FOR FISCAL YEAR 2002

                       January 1, 2002 - December 31, 2002

Set out below is a summary description of the contents of this report:

1.   Current Outlook of the Company

2.   Operating Performance

3.   Transactions with Affiliated Companies

4.   Operating Results and Changes in Assets in the Past 3 years

5.   Challenges Facing the Company

6.   Directors and Audit Committee Members

7.   Major Shareholders

8.   Investment in the Company, Subsidiaries or Others

9.   Major Creditors

10.  Matters of Importance after Book Closing

11.  Other Matters Related to Operation

                                                                    ATTACHMENT F


                 MANAGERIAL ACCOUNTING & INTERNAL CONTROL SYSTEM

Hanaro Telecom, Inc. ("the Company") attempts to strengthen its managerial accounting and internal control procedures for compiling financial information of the Company to enhance the validity and reliability of the information presented to the public.